Goldman Sachs



THE GOLDMAN SACHS GROUP, INC.

Proxy Statement 2023 Annual Meeting of Shareholders

The Goldman Sachs Group, Inc.

200 West Street, New York, New York 10282

Notice of 2023 Annual Meeting of Shareholders

Items of Business

- **Item 1.** Election to our Board of Directors of the 12 director nominees named in the attached Proxy Statement as further described herein

- **Item 2.** An advisory vote to approve executive compensation (Say on Pay)

- **Item 3.** An advisory vote on the frequency of Say on Pay votes

- **Item 4.** Ratification of the appointment of PwC as our independent registered public accounting firm for 2023

- **Items 5–12.** Consideration of certain shareholder proposals, if properly presented by each shareholder proponent

- Transaction of such other business as may properly come before our 2023 Annual Meeting of Shareholders

Time	8:30 a.m., Dallas time
Date	Wednesday, April 26, 2023
Place	The Fairmont Dallas 1717 N. Akard Street Dallas, Texas 75201

For more information, see *Frequently Asked Questions*

Record Date	February 27, 2023

The close of business on the record date is when it is determined which of our shareholders are entitled to vote at our 2023 Annual Meeting of Shareholders, or any adjournments or postponements thereof

Your vote is important to us. Please exercise your shareholder right to vote.

By Order of the Board of Directors,

Beverly O'Toole

Beverly O'Toole
Assistant Secretary

March 17, 2023

Important Notice Regarding the Availability of Proxy Materials for our Annual Meeting to be held on April 26, 2023. Our Proxy Statement, 2022 Annual Report to Shareholders and other materials are available on our website at www.gs.com/proxymaterials. By March 17, 2023, we will have sent to certain of our shareholders a Notice of Internet Availability of Proxy Materials (Notice). The Notice includes instructions on how to access our Proxy Statement and 2022 Annual Report to Shareholders and how to vote online. Shareholders who do not receive the Notice will continue to receive either a paper or an electronic copy of our proxy materials, which will be sent on or about March 21, 2023. For more information, see *Frequently Asked Questions*.

Table of Contents

This Proxy Statement includes forward-looking statements. These statements are not historical facts, but instead represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Forward-looking statements include statements about our businesses, expense savings initiatives, interest expense savings, funding optimization and durability of earnings as well as the effectiveness of our management of our human capital, including our aspirational diversity goals, and may relate to, among other things, our future plans and results, including the impact of our strategic realignment and our target ROE , ROTE, efficiency ratio and CET1 ratio, and how they can be achieved, and goals relating to our sustainability initiatives. It is possible that the firm's actual results, including the incremental revenues and savings, enhanced funding optimization and increase in durability of earnings, if any, from such initiatives, and financial condition may differ, possibly materially, from the anticipated results, financial condition and incremental revenues and savings, enhanced funding optimization or increased durability in earnings indicated in these forward-looking statements. Statements about Goldman Sachs' business, savings and other initiatives are subject to the risk that our businesses may be unable to generate additional incremental revenues or reduce expenses consistent with current expectations. For a discussion of some of the risks and important factors that could affect our future results and financial condition, see "Risk Factors" in Goldman Sachs' Annual Report on Form 10-K for the year ended December 31, 2022.

References to our website or other links to our publications or other information are provided for the convenience of our shareholders. None of the information or data included on our websites or accessible at these links is incorporated into, and will not be deemed to be a part of, this Proxy Statement or any of our other filings with the SEC.

Letter from our Chairman and CEO

March 17, 2023

Fellow Shareholders:

I am pleased to invite you to attend the 2023 Annual Meeting of Shareholders of The Goldman Sachs Group, Inc., which will be held on Wednesday, April 26, 2023 at 8:30 a.m., local time, at the Fairmont Dallas hotel in Dallas, Texas. Enclosed you will find a notice setting forth the items we expect to address during the meeting, a letter from our Lead Director, our Proxy Statement, a form of proxy and a copy of our 2022 Annual Report to Shareholders. Your vote is important to us. Even if you do not plan to attend the meeting, we hope your votes will be represented.

Included with the Annual Report is our 2022 letter to shareholders, where we discuss how our people navigated a difficult environment to deliver for shareholders. We lay out what we have learned from three years of executing our long-term strategy and why we decided to reorganize the firm and sharpen our focus. And we explain how, even in the face of unexpected challenges, our people have continued to learn and adapt, serve our clients and produce more durable returns for our shareholders.

I would like to personally thank you for your continued support of Goldman Sachs as we continue to invest together in the future of this firm. We look forward to engaging with our shareholders at our Annual Meeting.

David Solomon
Chairman and Chief Executive Officer

Our Purpose

We aspire to be the world's most exceptional financial institution, united by our shared values of partnership, client service, integrity and excellence.

Our Core Values

We distilled our Business Principles into 4 Core Values that inform everything we do:

Partnership | Client Service | Integrity | Excellence

Letter from our Lead Director

March 17, 2023

To my fellow shareholders,

With our 2023 Annual Meeting approaching, it is once again my distinct privilege as your Lead Director to reflect upon the last year and share with you my observations on some of the work of our Board and Committees.

2022 provided a unique set of challenges and opportunities for the firm and its leaders to navigate. Under the leadership of David Solomon, John Waldron and Denis Coleman, and with the oversight of the Board, the firm remained nimble, was able to support our clients across the breadth of our global franchises, and prudently managed capital, liquidity, and financial and nonfinancial risks, in order to deliver the firm's second highest ever net revenues and double-digit returns for shareholders.

As you heard in more detail from David and our leadership team last month during our 2023 Investor Day presentations, 2022 also provided an important inflection point to further evolve our strategy, realign our businesses, reorient the firm for the forward opportunity set and reinvest in our culture. I hope that this recent Investor Day provided you with important clarity on the firm's strategic path. The Board is fully supportive of management's ongoing focus on enhancing transparency and accountability, and our 2023 Investor Day was an important affirmation of this.

As I've communicated to you before, we as a Board are cognizant of our role as stewards of your investment, and we will continue to engage with management on – and hold management accountable for – creating long-term value for you, our shareholders. To this end, as a Board, we engaged regularly over the course of the year – not only with David, John and Denis – but with the broader management and control teams as well as with employees across the firm – on the key drivers and risks relating to the execution of our strategy on firmwide, regional and business levels.

Execution of our strategy and a focus on prudent resource management will continue to be top of mind for the Board in the coming year. We will continue to focus not only on our financial results but also on how they are achieved; we firmly believe that long-term value creation and the realization of our communicated goals necessitates a commitment to our culture and Core Values, sound risk management and controls, and an unwavering dedication to our clients and our people. In this regard, we remain steadfast in our determination to maintain a strong and appropriately resourced control environment.

We also continue to oversee management's investment in our future. This includes maintaining our focus on fundamental considerations and priorities, such as attracting and retaining the best talent, continued progress around diversity, inclusion and equity, the development of the firm's "next generation" of leaders, the strength, depth and diversity of our leadership bench, further progress toward achieving our sustainable finance targets, and reinvesting in and strengthening our culture.

For example, as you will see in the *Key Areas of Board Oversight* section of this Proxy Statement, the firm recently launched a series of cultural stewardship and connection programs to reaffirm and reinvest in its culture. The firm's culture is a topic that we as directors regularly discuss – and will continue to discuss – with management. Investing in the firm's culture is a strategic imperative, particularly after the growth we have experienced over the last several years, and we are supportive of the steps that the firm has taken and continues to take in this regard.

In carrying out our work, the Board met actively throughout 2022, with 65 Board and Committee meetings, and for me, as Lead Director, over 65 additional meetings, calls and engagements with the firm and our people, our shareholders, regulators and other stakeholders, including meetings with shareholders representing over 20% of our shares outstanding. Similarly, my fellow Committee Chairs held over 140 such meetings during 2022. This broad and comprehensive engagement outside the boardroom provides us with key insights into the firm's businesses and its people.

As you will see detailed in this Proxy Statement, there have been a number of changes to our Board over the past year, each of which was the result of our ongoing reviews of Board composition and governance processes, including with respect to board leadership succession planning. These processes and practices help to ensure that our Board has an appropriate and diverse mix of skills and experiences, strong independent leadership, and sound governance so that we can effectively carry out our responsibilities.

In October 2022, we were pleased to welcome Kevin Johnson, the recently retired CEO of Starbucks, to our Board. Kevin has already proven to be an invaluable member of the Board, drawing upon his experiences across a breadth of subjects, including consumer leadership, technology and international business, as well as his many years as a business leader and director, to provide seasoned judgment to our Board.

I also want to take a moment to extend my gratitude – on behalf of the entire Board and the firm – to Mark Winkelman and Drew Faust, who are not standing for re-election pursuant to our retirement age policy, and will be retiring from our Board at our Annual Meeting. Each of them has been a dedicated steward of shareholder and other stakeholder interests, with a resolute focus on financial and nonfinancial risk management and unwavering commitment to the firm's culture and reputation. Their contributions, including Mark's role as Chair of our Risk Committee and, more recently, Chair of our Compensation Committee, and Drew's relentless focus on our people, culture, reputation and *One Goldman Sachs*, are too numerous to detail. We wish them both continued success.

As a result of our ongoing board leadership succession process, I am pleased to report that David Viniar assumed the role of Risk Chair in the Fall, bringing to bear his deep financial acumen and broad expertise across the breadth of the risk spectrum. I am also happy to share that, upon Mark's retirement, Kimberley Harris will become Chair of our Compensation Committee. In this new leadership role, Kim will draw upon her cross-disciplinary perspective, and public policy and regulatory expertise, garnered from her range of experiences acting as a trusted advisor in both the public and private sectors.

With respect to the firm's governance beyond The Goldman Sachs Group, Inc. level, I wanted to highlight several steps that the Board has taken over the past year to further strengthen our connection to the firm's subsidiary boards. For example, in February 2023, Peter Oppenheimer assumed the additional role of chair of the board of our subsidiary, Goldman Sachs Bank USA, having joined the bank board in August 2022, and, in March, Michele Burns also joined the board of our U.K. subsidiary, Goldman Sachs International, replacing Mark Winkelman. I am grateful to each of Peter and Michele for taking on these additional roles to enhance the critical connectively of our Board to these key entities.

On behalf of my colleagues on the Board, I am grateful for your ongoing support. We value your investment in our firm and our continued engagement, which informs our work. I look forward to our ongoing dialogue in the year to come.

Adebayo Ogunlesi
Independent Lead Director

Executive Summary

This summary highlights information from our Proxy Statement for the 2023 Annual Meeting. You should read the entire Proxy Statement carefully before voting. Please refer to our glossary in *Frequently Asked Questions* on page 105 for definitions of some of the terms and acronyms we use.

2023 Annual Meeting Information

Date, Time and Place	8:30 a.m., Dallas time Wednesday, April 26, 2023	The Fairmont Dallas 1717 N. Akard Street Dallas, Texas 75201
Record Date	February 27, 2023	
Admission	Photo identification and proof of ownership as of the record date are required to attend our Annual Meeting.	
Webcast	Our Annual Meeting will also be available through an audio webcast, which will be accessible to the public at **www.gs.com/proxymaterials**.	

For additional information about our Annual Meeting, see *Frequently Asked Questions*.

Matters to be Voted on at our 2023 Annual Meeting

	Board Recommendation	Page
Item 1. Election of Directors	FOR each director	8
Other Management Proposals		
Item 2. An Advisory Vote to Approve Executive Compensation (Say on Pay)	FOR	66
Item 3. An Advisory Vote on the Frequency of Say on Pay Votes	EVERY YEAR	67
Item 4. Ratification of PwC as our Independent Registered Public Accounting Firm for 2023	FOR	75
Shareholder Proposals		
Item 5. Shareholder Proposal Regarding a Report on Lobbying Requests that the firm prepare a report disclosing various policies, procedures and expenditures relating to lobbying	AGAINST	78
Item 6. Shareholder Proposal Regarding a Policy for an Independent Chair Requests that the Board adopt a policy to require that the chair of the Board be an independent director	AGAINST	81
Item 7. Shareholder Proposal Regarding Chinese Congruency of Certain ETFs Requests that the Board commission and publish a third-party review of whether the firm's China-focused exchange traded funds (ETFs) align with its commitments	AGAINST	83
Item 8. Shareholder Proposal Regarding a Racial Equity Audit Requests that the Board oversee a racial equity audit analyzing the firm's impacts on nonwhite stakeholders and communities of color	AGAINST	85
Item 9. Shareholder Proposal Regarding a Policy to Phase Out Fossil Fuel–Related Lending & Underwriting Activities Requests that the Board adopt a policy for a time-bound phase-out of the firm's lending and underwriting to projects and companies engaging in new fossil fuel exploration and development	AGAINST	88
Item 10. Shareholder Proposal Regarding Disclosure of 2030 Absolute Greenhouse Gas Reduction Goals Requests that the firm issue a report disclosing 2030 absolute greenhouse gas emissions reduction targets covering both lending and underwriting for certain high emitting sectors	AGAINST	90
Item 11. Shareholder Proposal Regarding Climate Transition Report Requests that the firm issue a report disclosing a transition plan that describes how it intends to align its financing activities with its 2030 sectoral greenhouse gas emissions reduction targets	AGAINST	92
Item 12. Shareholder Proposal Regarding Reporting on Pay Equity Requests that the firm report annually on unadjusted median and adjusted pay gaps across race and gender	AGAINST	94

Strategy and Performance Highlights

We encourage you to read the following *Strategy and Performance Highlights* as background to this Proxy Statement.

The operating environment in 2022 was challenging, but the strength of our client franchises allowed us to support our clients globally across a wide range of needs and enabled us to deliver double-digit returns for our shareholders

2022 Performance—Financial Highlights

Net Revenues $47.4 billion *2nd highest full-year net revenues*		**EPS** $30.06 *2nd highest full-year EPS*	
ROE 10.2%	**ROTE[a]** 11.0%	**Pre-Tax Earnings** $13.5 billion	**BVPS Growth** 6.7% Year-over-Year (YoY)
Standardized CET1 Capital Ratio 15.0%	**Efficiency Ratio** 65.8%	**1-Year TSR** -7.9% *(compares to Peer[b] average of -17.3%)*	**Dividend** 25% increase in the quarterly dividend to $2.50 per share

(a) For a reconciliation of this non-GAAP measure to the corresponding GAAP measure, please see Annex A: Calculation of Non-GAAP Measures.

(b) Please refer to our glossary in *Frequently Asked Questions* for the definition of Peer.

Key Business Highlights

Global Banking & Markets	■ Ranked #1 in worldwide completed M&A for 23 of the last 24 years[a] ■ Record net revenues in FICC financing and Equities financing, and 2nd highest net revenues in FICC and Advisory ■ Top 3 position with 77 of the top 100 institutional clients across FICC and Equities[b]
Asset & Wealth Management	■ Record Management and other fees of $8.8 billion ■ Record assets under supervision (AUS) of $2.5 trillion ■ 2022 gross third-party alternatives fundraising of $72 billion
Platform Solutions	■ Generated net revenues of $1.5 billion, more than doubling net revenues from 2021 ■ $70 billion in Transaction banking deposits as of 2022 year-end ■ 13 million active customers and $15 billion of loans ($18 billion, gross of allowance for loan losses) in Consumer platforms as of 2022 year-end

(a) Source: Dealogic.

(b) Source: Top 100 client list and rankings compiled by GS through Client Ranking / Scorecard / Feedback and/or Coalition Greenwich 1H22 Institutional Client Analytics Global Markets ranking (data as of first half of 2022).

2023 Investor Day Highlights

Why Goldman Sachs

We have a track record of delivering for our shareholders*

15.3%	**39%**	**60%**	**100%**
Average ROE since our initial public offering	BVPS growth since 2019YE *~2.5x growth vs. peer** average*	TSR since 2019YE *~4.5x growth vs. peer** average*	Quarterly dividend per share growth since 2019YE *~2.5x growth vs. peer** average*

* Data as of December 31, 2022.

** For these calculations, peers include JPM, MS, BAC and C.

Structural improvements since Investor Day 2020

✓ **Higher quality revenues**   ✓ **Enhanced efficiency**   ✓ **Improved capital footprint**

Focused on the Forward

How we will deliver for our shareholders

1	**2**	**3**
Clear strategic direction	Differentiated franchise, talent and culture	Track record of success

Entering the Next Phase of our Strategic Evolution

Clear strategic direction	Operating segments		
	Global Banking & Markets	**Asset & Wealth Management**	**Platform Solutions**
✓ **Grow and strengthen existing businesses** ✓ **Diversify our products and services** ✓ **Operate more efficiently**	Maximize wallet share and grow financing activities	Grow management and other fees	Scale Platform Solutions to deliver profitability

Compensation Highlights *(see Compensation Matters, beginning on page 34)*

Highlights of our compensation program, including our Compensation Committee's 2022 annual compensation decisions for our NEOs, are described below. It is important that you review our CD&A and compensation-related tables in this Proxy Statement for a complete understanding of our compensation program and 2022 annual compensation decisions.

> **Compensation reflects our pay-for-performance culture and incentivizes long-term shareholder alignment without undue emphasis on shorter-term results**

2022 Annual Compensation*

Our NEOs	Total Annual Compensation**	Year-End PSUs***	
David Solomon, Chairman and CEO	25.0	16.1	Equity amount at grant; PSUs subject to ongoing performance metrics (absolute & relative ROE)
John Waldron, President and COO	23.5	13.0	
Denis Coleman, CFO	17.0	9.1	
Philip Berlinski, Global Treasurer	10.0	5.1	
Kathryn Ruemmler, CLO and General Counsel	12.0	6.3	

* Reflects dollar amounts, in millions

** Salary plus annual variable compensation consisting of cash and year-end equity-based awards (100% PSUs for all NEOs).

*** For more information on our PSUs, see *Compensation Matters—Compensation Discussion and Analysis—Equity-Based Variable Compensation Elements of Annual Compensation—A More Detailed Look.*

2022 Annual Compensation for NEOs Reflects Pay-for-Performance Philosophy

Solid results despite a challenging economic backdrop	Strong individual performance
■ Second highest net revenues and full-year EPS as well as double digit returns ■ Year-over-year decline in firm performance, including due to impacts of challenging operating environment ■ Continued progress in many of our strategic initiatives, with more work needed to fully realize longer-term ambitions	■ Effective leadership and set appropriate tone from the top ■ Led ongoing execution of our strategic priorities, including business realignment ■ Commitment to our people strategy, including advancing our culture, diversity and talent development

2022 Annual Meeting Feedback

Stakeholder feedback and Say on Pay vote reflects:

CONTINUED SUPPORT FOR

✓ Pay-for-performance philosophy

✓ 100% deferral in PSUs for all NEOs and broader Management Committee

✓ PSUs tie compensation for senior leaders to ongoing performance conditions

✓ Rigorous structure of previously granted Shareholder Value Creation Awards (SVC Awards); commitment to maintaining award thresholds despite change in operating environment

✓ Robust risk-balancing features in compensation program

Corporate Governance Highlights *(see Corporate Governance, beginning on page 7)*

Key Facts About our Board

We strive to maintain a well-rounded and diverse Board that balances financial industry expertise with independence, and the institutional knowledge of longer-tenured directors coupled with the fresh perspectives brought by newer directors. Our directors bring to our Board a variety of skills and experiences developed across a broad range of industries, both in established and growth markets and in each of the public, private and not-for-profit sectors.

Key Board Statistics			
	Director Nominees	**Independence of Nominees**	**2022 Meetings**
Board	12	11 of 12	16[a]
Audit	4	All	16
Compensation	5	All	8
Governance	11	All	7
Public Responsibilities	4	All	6
Risk	6	All	12

(a) Includes two meetings of the Board's 1Malaysia Development Berhad (1MDB) Remediation Special Committee.

Frequent Engagement Throughout 2022

65	19	Over 200
Total Board and Committee Meetings	Director Sessions without Management Present	Engagements by Lead Director and Committee Chairs with Others Outside of Formal Board Meetings

Diversity of Nominees Enhances Board Performance

~42%	~7.3 Years	~63 Years	~58%	~17%
New Nominees in the Last 5 Years	Median Tenure	Median Age	Nominees who are Diverse by Race, Gender or Sexual Orientation	Nominees who are Non-U.S. or Dual Citizens

Empowered Lead Director with Expansive List of Enumerated Duties

Key Pillars of Lead Director Role

Sets and approves agenda for Board meetings and leads executive sessions	Focuses on Board effectiveness, composition and conducting evaluations	Acts as primary Board contact for shareholder engagement and engages with regulators	Serves as liaison between independent directors and Chair/management

For more information on our Board's leadership structure, see page 21.

Director Nominees

Name/Age/Director Since	Occupation/ Career Highlights	Qualifications/Key Experience	EEO-1 Data[a]
David Solomon, 61 Chairman & CEO October 2018	Chairman & CEO The Goldman Sachs Group, Inc.	■ Engaged leader who exemplifies our Core Values ■ Strategic thinker with deep business and industry expertise ■ Primary face of our firm	White (M)
Adebayo Ogunlesi, 69* Independent Lead Director Chair, Governance October 2012	Chairman & CEO Global Infrastructure Partners	■ Strong leader with global financial services industry experience ■ International business and global capital markets expertise ■ Corporate governance expertise	Black (M)
Michele Burns, 65* October 2011	Retired (Chairman & CEO, Mercer LLC; CFO of each of Marsh & McLennan, Mirant Corp. & Delta Air Lines, Inc.)	■ Compensation, governance and risk expertise ■ Human capital management and strategic consulting experience ■ Expertise in accounting and the review and preparation of financial statements	White (F)
Mark Flaherty, 63* December 2014	Retired (Vice Chairman, Wellington Management Company)	■ Leadership experience in investment management industry ■ Informed perspective on institutional investors' approach to company performance and corporate governance ■ Risk expertise	White (M)
Kimberley Harris, 52* Chair (Incoming), Compensation May 2021	EVP & General Counsel, NBCUniversal; EVP, Comcast Corporation	■ Cross-disciplinary legal experience ■ Government and regulatory affairs expertise ■ Informed perspective on public policy and reputational risk management	Multiracial: Black, White (F)
Kevin Johnson, 62* October 2022	Retired (President and CEO, Starbucks Corporation)	■ Technology and consumer leader with multi-disciplinary background ■ International business and growth markets experience ■ Leadership and governance expertise	White (M)
Ellen Kullman, 67* Chair, Public Responsibilities December 2016	Executive Chairman, Carbon, Inc. (Retired, Chairman & CEO, E.I. du Pont de Nemours and Company)	■ Key leadership and strategic experience, with engineering background ■ Corporate governance and compensation expertise ■ Focus on reputational risk and sustainability/ESG matters	White (F)
Lakshmi Mittal, 72* June 2008	Executive Chairman ArcelorMittal	■ Leadership, business development and operations experience ■ International business and growth markets expertise ■ Corporate governance and international governance perspective	Asian (M)
Peter Oppenheimer, 60* Chair, Audit March 2014	Retired (Senior Vice President and CFO, Apple, Inc.)	■ Capital and risk management expertise ■ Experienced in financial management and the review and preparation of financial statements ■ Seasoned perspective on oversight of technology and technology risks	White (M)
Jan Tighe, 60* December 2018	Retired (Vice Admiral, United States Navy)	■ Expert in technology risk, including cybersecurity ■ Strategic planning and operations expertise ■ Leadership and governance experience	White (F)
Jessica Uhl, 55* July 2021	Retired (CFO, Shell plc)	■ Financial management experience, including the review and preparation of financial statements ■ Complex risk management expertise ■ Leadership, operations and sustainability experience	White (F)
David Viniar, 67* Chair, Risk January 2013	Retired (CFO, The Goldman Sachs Group, Inc.)	■ Financial services industry experience, in particular risk management and regulatory affairs ■ Deep financial acumen and insight into our firm's financial reporting, controls and risk management ■ Expertise in capital management processes and assessments	White (M)

* Independent

(a) Equal Employment Opportunity (EEO-1) categories, as self-identified.

Corporate Governance

Corporate Governance Best Practices

- **Independent Lead Director** with expansive duties, including setting Board agendas

- Regular **executive sessions** of independent directors

- **CEO evaluation process** conducted by our Lead Director with our Governance Committee

- Independent director focus on **executive succession planning**

- Comprehensive process for **Board refreshment**, including a focus on diversity and on succession for Board leadership positions

- **Annual Board and Committee evaluations**, which incorporate feedback on **individual director performance**

- Candid, **one-on-one discussions** between our Lead Director and each director supplementing formal evaluations

- **Active, year-round engagement process**, whereby we, including our Lead Director, meet and speak with our shareholders and other key stakeholders

- Board and Committee oversight of **sustainability** and other ESG matters

- Directors may **contact any employee** of our firm directly, and our Board and its Committees may **engage independent advisors** at their sole discretion

- *New*. Expanded existing policies to **formalize a limit on the number of public company board memberships** for our directors

- **Annual elections** of all directors (i.e., no staggered board)

- **Proxy access right** for shareholders, which right was adopted proactively after engagement with shareholders. In addition, shareholders are welcome to continue to **recommend director candidates** for consideration by our Governance Committee

- **Majority voting with resignation policy** for directors in uncontested elections

- Shareholders holding at least 25% of our outstanding shares of Common Stock can **call a special meeting** of shareholders

- **No supermajority vote requirements** in our charter or By-Laws

- **Executive share retention and ownership requirements** (as applicable), which require significant long-term share holdings by our NEOs

- **Director share ownership requirement** of 5,000 shares or RSUs, with a transition period for new directors

- All RSUs granted as director compensation must be **held for a director's entire tenure** on our Board. Directors are not permitted to hedge or pledge these RSUs

Board Effectiveness		Active Engagement	
Working Dynamics	**Board Composition**	**Year-Round Engagement**	**2022 Firm & Board Engagement**
• Candid discussions • Open access to management & information • Focus on reputation	• Broad range of skills & experiences • Independence • Diversity • Regular refreshment	• Broad range of stakeholders • Proactive outreach • Responsiveness to areas of focus	• IR meetings with >35% Common Stock • Lead Director and/or our Compensation Committee Chair met with >20% Common Stock
Board Structure	**Governance Practices**	**Range of Topics**	**Feedback Provided**
• Strong Lead Director role • 5 standing Committees • All independent directors on Governance Committee	• Candid self-evaluation • Oversight of CEO/ management performance with assessment framework • Board/management succession planning	• Corporate governance • Firm performance • Strategic priorities/goals • Risk management • Culture & conduct • Sustainability	• Stakeholder feedback informs Board/Committee discussions and decisions

Proposal Snapshot—Item 1. Election of Directors

What is being voted on: Election of 12 director nominees to our Board.

Board recommendation: After a review of the individual qualifications and experience of each of our director nominees and his or her contributions to our Board (as applicable), our Board determined unanimously to recommend that shareholders vote FOR all of our director nominees.

Item 1. Election of Directors

Our Directors

Board Updates

New Directors

Our Board was pleased to welcome Kevin Johnson as an independent director on the Board on October 26, 2022. Mr. Johnson, who brings significant experience as described in his biography below, also serves on our Compensation, Risk and Governance Committees. Mr. Johnson was recommended to our Lead Director and to our Governance Committee by our independent director search firm.

Director Retirements

Pursuant to the retirement age policy set forth in our Corporate Governance Guidelines, which provides that a director will typically retire at the annual meeting following his or her 75th birthday, each of Mark Winkelman and Drew Faust will not be standing for re-election and will be retiring from our Board at our 2023 Annual Meeting. We are grateful to Mr. Winkelman and Dr. Faust for their wise counsel, informed judgment and the many contributions that each have made to our Board and Committees over their respective tenures.

Changes in Board Leadership

As part of our Board's chair succession process, in anticipation of Mr. Winkelman's retirement from our Board, David Viniar succeeded Mr. Winkelman as Chair of our Risk Committee on October 1, 2022. Mr. Viniar brings deep financial acumen as well as risk and regulatory expertise to this critical role.

In connection with Mr. Viniar's appointment as Chair of the Risk Committee, our Governance Committee and Board determined that Mr. Viniar satisfied each of the requisite independence criteria. For additional information regarding our independence assessment, see —*Independence of Directors—Process for Independence Assessment.*

In addition, Michele Burns, who has served in Board leadership roles for over a decade, first as Chair of our Audit Committee, then as Chair of our Risk Committee and, since 2018, as Chair of our Compensation Committee stepped down as Chair of the Compensation Committee as of October 1, 2022. We look forward to her continued contributions, including representing our Board as a director on the board of our subsidiary, Goldman Sachs International, which she joined effective March 1, 2023. Ms. Burns' service across each of her leadership roles has been exceptional and our Board is grateful for her dedication and service.

On an interim basis, Mr. Winkelman was appointed to replace Ms. Burns as Compensation Committee Chair and, as previously announced, Kimberley Harris will serve as Chair of the Compensation Committee, effective April 26, 2023, bringing her cross-disciplinary perspective and public policy and regulatory expertise to this key role.

In addition, as of February 1, 2023, Peter Oppenheimer assumed the additional role of chair of the board of our subsidiary, Goldman Sachs Bank USA, and will provide critical connectivity to our Board to further enhance oversight of this key entity.

For more information on our processes for Board refreshment, see —*Structure of our Board and Governance Practices—Year-Round Review of Board Composition.*

Board of Directors' Qualifications and Experience

Our director nominees have a diversity of experience and bring to our Board a wide variety of skills, qualifications and viewpoints that strengthen their ability to carry out their oversight role on behalf of shareholders.

Core Qualifications and Experiences: All Directors	
Integrity & business judgment	Demonstrated management & leadership ability
Strategic thinking	Leadership & expertise in their respective fields
Current/past involvement in educational, charitable and/or community organizations	Extensive experience across public, private or not-for-profit sectors
Financial literacy	Reputational focus

Diversity of Skills and Experiences					
Risk management (financial and nonfinancial risks)	**All** directors	Complex/regulated industries	**All** directors	International experience/ established & growth markets	**11** directors
Public company/ corporate governance	**8** directors	Sustainability/ESG	**8** directors	Human capital management, including diversity/talent development	**7** directors
Technology/cyber threat	**6** directors	Financial services industry	**4** directors	Audit/tax/accounting/ preparation of financial statements	**4** directors

Further to those skills and experiences highlighted above, our director nominees possess a broad range of additional skills and experiences, including with respect to compliance, financial products, operations and large organization oversight, capital adequacy and deployment, design and evaluation of executive and firmwide compensation programs, succession planning, public policy, government and regulatory affairs, philanthropy and the military.

Diversity is an important factor in our consideration of directors for nomination.

Our Governance Committee considers a number of demographics and other factors, including race, gender identity, ethnicity, sexual orientation, culture, nationality and work experiences (including military service), seeking to develop a board that, as a whole, reflects diverse viewpoints, backgrounds, skills, experiences and expertise.

Among the factors our Governance Committee considers in identifying and evaluating a potential director candidate is the extent to which the candidate would add to the diversity of our Board. The Committee considers the same factors in determining whether to re-nominate an incumbent director.

Diversity is also considered as part of the annual Board evaluation.

Our Nominees[(a)]

5	2	1	1	2
Women	Black	Indian Descent	Career Military Service	Non–U.S. or Dual Citizens



(a) As self-identified, and, where applicable, EEO-1 categories.

Director Tenure: A Balance of Experience

Our nominees have an average tenure of approximately 6.9 years and a median tenure of approximately 7.3 years. This experience balances the institutional knowledge of our longer-tenured directors with the fresh perspectives brought by our newer directors.


No. of Nominees
0
1
2
3
4
5
6
<5 Years
5 Nominees
5-10 Years
3 Nominees
10+ Years
4 Nominees
~7.3 Years Median Tenure
Years of Experience

Comprehensive Re-Nomination Process

Our Governance Committee appreciates the importance of critically evaluating individual directors and their contributions to our Board in connection with re-nomination decisions.

In considering whether to recommend re-nomination of a director for election at our Annual Meeting, our Governance Committee conducts a detailed review, considering factors such as:

- The extent to which the director's **judgment, skills, qualifications and experience** (including those gained from service on our Board) continue to contribute to the success of our Board and our firm;
- **Feedback from the annual Board evaluation and related individual discussions** between each director and our Lead Director;
- **Attendance** and **participation** at, and **preparation** for, Board and Committee meetings;
- **Independence**;
- The extent to which the director contributes to the **diversity** of our Board;
- **Shareholder feedback**, including the support received at our 2022 Annual Meeting of Shareholders; and
- **Outside board and other affiliations**, including overboarding considerations, time commitment and any actual or perceived conflicts of interest.

Each of our director nominees has been recommended for election by our Governance Committee and approved and nominated for election by our Board.

If elected by our shareholders, our director nominees, each of whom is currently a member of our Board, will serve for a one-year term expiring at our 2024 Annual Meeting of Shareholders. Each director will hold office until his or her successor has been elected and qualified, or until the director's earlier resignation or removal.

All of our directors must be elected by a majority vote of our shareholders.

- A director who fails to receive a majority of FOR votes will be required to tender his or her resignation to our Board.
- Our Governance Committee will then assess whether there is a significant reason for the director to remain on our Board and will make a recommendation to our Board regarding the resignation.

For detailed information on the vote required for the election of directors and the choices available for casting your vote, please see *Frequently Asked Questions*.

Biographical information about our director nominees follows. This information is current as of February 27, 2023 and has been confirmed by each of our director nominees for inclusion in our Proxy Statement. There are no family relationships among any of our director nominees and executive officers.



David Solomon, 61

Chairman and CEO

Director Since: October 2018

Other U.S.-Listed Company Directorships
- Current: None
- Former (Past 5 Years): None

Key Experience and Qualifications

- **Engaged leader who exemplifies our Core Values:** With over 20 years of leadership roles at our firm, he develops the firm's strategy, embodies the tone at the top, exemplifies our Core Values and commitment to client service and leverages firm-specific and industry knowledge to lead the firm and its people, including helping to protect and enhance our firm's culture, and through his commitment to talent development and the diversity of our workforce
- **Strategic thinker with deep business and industry expertise:** Leverages deep familiarity with all aspects of the firm's businesses, including from his experience as President and COO, to develop, articulate and lead the execution of the firm's strategic vision, assess attendant risks and guide the firm's growth, in each case providing his insights to our Board and keeping directors apprised of significant developments in our business and industry
- **Actively engaged with stakeholders as a primary face of our firm:** Committed to engaging with our external stakeholders, he draws upon his extensive interaction with our clients, investors and other stakeholders to communicate feedback and offer insight and perspective to our Board

Career Highlights

- Goldman Sachs
  - » Chairman (January 2019 – Present) and Chief Executive Officer (October 2018 – Present)
  - » President and Chief or Co-Chief Operating Officer (January 2017 – September 2018)
  - » Co-Head of the Investment Banking Division (July 2006 – December 2016)
  - » Various positions of increasing seniority, including Global Head of the Financing Group (September 1999 – July 2006)

Other Professional Experience and Community Involvement

- Chair, Board of Trustees, Hamilton College
- Member, Board of Directors, Robin Hood Foundation
- Member, Executive Committee, Partnership for New York City
- Member, Board of Trustees, NewYork-Presbyterian Hospital

Education

- Graduate of Hamilton College



Adebayo Ogunlesi, 69

Independent Lead Director

Director Since: October 2012

GS Committees
- Governance (Chair)
- Ex-officio member:
  - » Audit
  - » Compensation
  - » Public Responsibilities
  - » Risk

Other U.S.-Listed Company Directorships
- Current: Callaway Golf Company; Kosmos Energy Ltd.
- Former (Past 5 Years): None

Key Experience and Qualifications

- **Strong leader with global experience in the financial services industry:** Founder, Chairman and Chief Executive Officer of Global Infrastructure Partners and a former executive of Credit Suisse with over 25 years of leadership experience in the financial services industry, including investment banking and private equity
- **International business and global capital markets experience, including emerging markets:** Advised and executed transactions and provided capital markets strategy advice globally
- **Broad board and governance expertise:** Service on the boards of directors and board committees of other public companies and not-for-profit entities, and, in particular, as chair or former chair of the nominating and corporate governance committees at each of Callaway Golf and Kosmos Energy, provides additional governance perspective

Career Highlights

- Chairman and Chief Executive Officer, Global Infrastructure Partners, a private equity firm that invests worldwide in infrastructure assets in the energy, transport, water and waste industry sectors (July 2006 – Present)
- Credit Suisse, a financial services company
  - » Executive Vice Chairman and Chief Client Officer (2004 – 2006)
  - » Member of Executive Board and Management Committee (2002 – 2006)
  - » Head of Global Investment Banking Department (2002 – 2004)
- Law Clerk to the Honorable Thurgood Marshall, Associate Justice of the U.S. Supreme Court (1980 – 1981)

Other Professional Experience and Community Involvement

- Member, National Board of Directors, The NAACP Legal Defense and Educational Fund, Inc.
- Member, Global Advisory Council, Harvard University
- Member, Board of Dean's Advisors, Harvard Business School
- Member, Dean's Advisory Board and Leadership Council of New York, Harvard Law School

Education

- Graduate of Oxford University, Harvard Business School and Harvard Law School



Michele Burns, 65

Independent

Director Since: October 2011

GS Committees

- Compensation
- Governance
- Public Responsibilities*

Other U.S.-Listed Company Directorships

- Current: Anheuser-Busch InBev; Cisco Systems, Inc.; Etsy, Inc.
- Former (Past 5 Years): Alexion Pharmaceuticals, Inc.

* Effective April 26, 2023

Key Experience and Qualifications

- **Compensation, governance and risk expertise:** Leverages current and former service on the boards of directors and board committees (including compensation committees) of other public companies and not-for-profit entities
- **Human capital management and strategic consulting:** Background gained as former CEO of Mercer LLC
- **Accounting and the review and preparation of financial statements:** Garnered expertise as former CFO of several global public companies

Career Highlights

- Chief Executive Officer, Retirement Policy Center, sponsored by Marsh & McLennan Companies, Inc. (MMC), Center focuses on retirement public policy issues (October 2011 – February 2014)
- Chairman and Chief Executive Officer, Mercer LLC, a subsidiary of MMC and a global leader in human resource consulting, outsourcing and investment services (September 2006 – October 2011)
- Chief Financial Officer, MMC, a global professional services and consulting firm (March 2006 – September 2006)
- Chief Financial Officer, Chief Restructuring Officer and Executive Vice President, Mirant Corporation, an energy company (May 2004 – January 2006)
- Executive Vice President and Chief Financial Officer, Delta Air Lines, Inc., an air carrier (including various other positions, January 1999 – April 2004)
- Senior Partner and Leader, Southern Regional Federal Tax Practice, Arthur Andersen LLP, an accounting firm (including various other positions, 1981 – 1999)

Other Professional Experience and Community Involvement

- Director, Goldman Sachs International
- Advisory Council Member, former Center Fellow and Strategic Advisor, Stanford University Center on Longevity
- Former Board Member and Treasurer, Elton John AIDS Foundation

Education

- Graduate of University of Georgia (including for Masters)



Mark Flaherty, 63

Independent

Director Since: December 2014

GS Committees

- Audit
- Governance
- Risk

Other U.S.-Listed Company Directorships

- Current: None
- Former (Past 5 Years): None

Key Experience and Qualifications

- **Leadership in investment management industry:** Leverages over 20 years of experience in the investment management industry, including at Wellington Management Company
- **Perspective on institutional investors' approach to company performance and corporate governance:** Experience developed through his tenure at Wellington and Standish, Ayer and Wood
- **Risk expertise:** Draws upon years of experience in the financial industry to provide informed perspective to our Board and committees

Career Highlights

- Wellington Management Company, an investment management company
  - » Vice Chairman (2011 – 2012)
  - » Director of Global Investment Services (2002 – 2012)
  - » Partner, Senior Vice President (2001 – 2012)
- Standish, Ayer and Wood, an investment management company
  - » Executive Committee Member (1997 – 1999)
  - » Partner (1994 – 1999)
  - » Director, Global Equity Trading (1991 – 1999)
- Director, Global Equity Trading, Aetna, a diversified healthcare benefit company (1987 – 1991)

Other Professional Experience and Community Involvement

- Member, Board of Directors, PGA TOUR
- Member, Board of Directors, Patrick Cantlay Foundation
- Former Member, Board of Trustees, Providence College

Education

- Graduate of Providence College



Kimberley Harris, 52

Independent

Director Since: May 2021

GS Committees

- Compensation (Chair)*
- Governance
- Public Responsibilities

Other U.S.-Listed Company Directorships

- Current: None
- Former (Past 5 Years): None

* Effective April 26, 2023

Key Experience and Qualifications

- **Cross-disciplinary legal experience:** A leader in the legal field with a differentiated perspective garnered from working at a global law firm, the U.S. Department of Justice, the White House and as Executive Vice President of Comcast Corporation and General Counsel at NBCUniversal, where she is responsible for providing legal advice to senior management and overseeing legal function across all NBCUniversal divisions
- **Government and regulatory affairs:** Experience managing complex governmental and regulatory matters, including in the White House Counsel's office, as well as overseeing global government affairs for NBCUniversal and international government and regulatory affairs for Comcast, supporting the company's businesses worldwide
- **Public policy and reputational risk management:** Experience both in the public and private sectors advising on complex issues of public policy and reputational sensitivity

Career Highlights

- Comcast Corporation, a global media and technology company
    - » Executive Vice President, Comcast Corporation (2019 – Present)
    - » Executive Vice President and General Counsel, NBCUniversal (2013 – Present)
- Davis Polk & Wardwell LLP, a global law firm
    - » Partner (2012 – 2013, 2007 – 2009); Counsel (2006 – 2007); Associate (1997 – 2006)
- United States Government
    - » White House Counsel's Office, Principal Deputy Counsel and Deputy Assistant to the President (2011 – 2012); Associate Counsel and Special Assistant to the President (2010)
    - » U.S. Department of Justice, Criminal Division, Senior Counsel to the Assistant Attorney General (2009 – 2010)

Other Professional Experience and Community Involvement

- Member, Board of Directors, Advocates for Children of New York City
- Member, Board of Directors, Brennan Center for Justice at New York University School of Law
- Member, Advisory Board, Yale Law School Center for the Study of Corporate Law
- Member, Board of Trustees, Mount Sinai Health System

Education

- Graduate of Harvard College and Yale Law School



Kevin Johnson, 62

Independent

Director Since: October 2022

GS Committees

- Compensation
- Governance
- Risk

Other U.S.-Listed Company Directorships

- Current: None
- Former (Past 5 Years): Starbucks Corporation

Key Experience and Qualifications

- **Technology and consumer leader with multi-disciplinary background:** As an independent director and then President, COO and CEO of Starbucks, where he led a global consumer brand and leveraged his deep technological expertise from over 32 years in the tech industry, including senior leadership roles at both Microsoft and Juniper Networks
- **International business and growth markets:** Experience in driving growth across global markets, including in China
- **Leadership and governance expertise:** Draws upon years of past service as a public company CEO and public company director to provide informed perspective to our Board and committees, including with respect to stakeholder governance and building, managing, transforming and sustaining a highly visible and global brand

Career Highlights

- Starbucks Corporation, a global roaster, marketer and retailer of specialty coffee
    - » Partner and Special Consultant (April 2022 – September 2022)
    - » President and Chief Executive Officer (April 2017 – April 2022)
    - » President and Chief Operating Officer (March 2015 – April 2017)
    - » Independent Director (2009 – March 2015)
- Chief Executive Officer, Juniper Networks, Inc., a global company that designs, develops and sells products and services for high-performance networks (September 2008 – January 2014)
- Microsoft Corporation, a global technology company
    - » President, Platforms and Services (2005 – September 2008)
    - » Group Vice President, Worldwide Sales, Marketing and Services (2003 – 2005)
    - » Various positions of increasing seniority, including Senior Vice President, Sales, Marketing and Services (September 1992 – 2003)

Other Professional Experience and Community Involvement

- Served Presidents George W. Bush and Barack Obama on the National Security Telecommunications Advisory Committee and chaired the Cybersecurity Taskforce

Education

- Graduate of New Mexico State University



Ellen Kullman, 67

Independent

Director Since: December 2016

GS Committees

- Compensation
- Governance
- Public Responsibilities (Chair)

Other U.S.-Listed Company Directorships

- Current: Amgen Inc.; Dell Technologies Inc.
- Former (Past 5 Years): United Technologies Corporation

Key Experience and Qualifications

- **Engineering background, with key leadership and strategic experience:** In her role as Chair and CEO of DuPont, a highly regulated science and technology-based company with global operations, she led the company through a period of strategic transformation and growth. As CEO of Carbon, she led the company through its global expansion and navigated the COVID-19 pandemic
- **Corporate governance and compensation expertise:** Leverages service on the boards of directors and board committees (including in leadership roles) of other public companies and not-for-profit entities
- **Focus on reputational risk and sustainability/ESG matters:** Draws upon experiences gained from DuPont and other board roles, including in connection with her role as Chair of our Public Responsibilities Committee

Career Highlights

- Carbon, Inc., a digital manufacturing platform
  - » Executive Chairman (June 2022 – Present)
  - » President and CEO (November 2019 – June 2022)
- E.I. du Pont de Nemours and Company, a provider of basic materials and innovative products and services for diverse industries
  - » Chairman and Chief Executive Officer (2009 – 2015)
  - » President (October 2008 – December 2008)
  - » Executive Vice President, DuPont Coatings and Color Technologies, DuPont Electronic and Communication Technologies, DuPont Performance Materials, DuPont Safety and Protection, Marketing and Sales, Pharmaceuticals, Risk Management and Safety and Sustainability (2006 – 2008)
  - » Various positions, including Group Vice President, DuPont Safety and Protection (1988 – 2006)

Other Professional Experience and Community Involvement

- Member, Board of Advisors, Tufts University School of Engineering
- Trustee, Northwestern University
- Member, National Academy of Engineering
- Member, The Business Council
- Co-Chair, Paradigm for Parity

Education

- Graduate of Tufts University and Kellogg School of Management, Northwestern University

---



Lakshmi Mittal, 72

Independent

Director Since: June 2008

GS Committees

- Compensation
- Governance
- Public Responsibilities

Other U.S.-Listed Company Directorships

- Current: ArcelorMittal S.A.
- Former (Past 5 Years): None

Key Experience and Qualifications

- **Leadership, business development and operations:** Founder of Mittal Steel Company and Executive Chairman and former CEO of ArcelorMittal, the world's leading integrated steel and mining company and a leader in its focus on sustainability efforts
- **International business and growth markets:** Leadership of a company with a presence in over 60 countries and an industrial footprint in 16 countries provides global business expertise and perspective on public responsibilities
- **Corporate governance and international governance:** Current and prior service on the boards of directors of other international public companies and not-for-profit entities assists with committee responsibilities

Career Highlights

- ArcelorMittal S.A., a steel and mining company
  - » Executive Chairman (February 2021 – Present)
  - » Chairman and Chief Executive Officer (May 2008 – February 2021)
  - » President and Chief Executive Officer (November 2006 – May 2008)
- Chief Executive Officer, Mittal Steel Company N.V. (1976 – November 2006)

Other Professional Experience and Community Involvement

- Trustee, Cleveland Clinic
- Member, Governing Board, Indian School of Business
- Member, European Round Table for Industry
- Chairman, Governing Council, LNM Institute of Information Technology
- Member, Global Advisory Council, Harvard University

Education

- Graduate of St. Xavier's College in India



Peter Oppenheimer, 60

Independent

Director Since: March 2014

GS Committees

- Audit (Chair)
- Governance
- Risk

Other U.S.-Listed Company Directorships

- Current: None
- Former (Past 5 Years): None

Key Experience and Qualifications

- **Capital and risk management:** Garnered experience as CFO and Controller at Apple and Divisional CFO at Automatic Data Processing, Inc.
- **Financial management and the review and preparation of financial statements:** Over 20 years as a CFO or controller provides valuable experience and perspective as Audit Committee Chair
- **Oversight of technology and technology risks:** Leverages prior experience in overseeing information systems at Apple

Career Highlights

- Apple, Inc., a designer and manufacturer of electronic devices and related software and services
  - » Senior Vice President (retired September 2014)
  - » Senior Vice President and Chief Financial Officer (June 2004 – June 2014)
  - » Senior Vice President and Corporate Controller (2002 – June 2004)
  - » Vice President and Corporate Controller (2000 – 2002)
  - » Vice President, Finance and Controller, Worldwide Sales (1997 – 2000)
  - » Senior Director, Finance and Controller, Americas (1996 – 1997)
- Divisional Chief Financial Officer, Finance, MIS, Administration and Equipment Leasing Portfolio at Automatic Data Processing, Inc., a leading provider of human capital management and integrated computing solutions (1992 – 1996)
- Consultant, Information Technology Practice at Coopers & Lybrand, LLP (1988 – 1992)

Other Professional Experience and Community Involvement

- Chair, Goldman Sachs Bank USA

Education

- Graduate of California Polytechnic State University and the Leavey School of Business, University of Santa Clara

---



Jan Tighe, 60

Independent

Director Since: December 2018

GS Committees

- Audit
- Governance
- Risk

Other U.S.-Listed Company Directorships

- Current: Huntsman Corporation; The Progressive Corporation (retiring May 12, 2023); IronNet, Inc.
- Former (Past 5 Years): None

Key Experience and Qualifications

- **Technology risk expertise:** More than 20 years of senior executive experience in cybersecurity and information technology that provides perspective to aid in oversight of the firm's deployment of technology and management of technology risk
- **Strategic planning and operations:** Experience in strategic planning, risk assessment and execution of naval strategies across a variety of positions, including as a Fleet Commander and a university president
- **Leadership and governance:** Retired Vice Admiral who served in numerous leadership roles in the U.S. Navy and with the National Security Agency, who served on the U.S. Navy's Corporate Board and who serves on the boards of directors and board committees of other public companies and not-for-profit entities

Career Highlights

- United States Navy, Vice Admiral and various positions of increasing authority and responsibility (1980 – 2018), including:
  - » Deputy Chief of Naval Operations for Information Warfare and Director, Naval Intelligence (2016 – 2018)
  - » Fleet Commander or Deputy Commander, U.S. Fleet Cyber Command/U.S. Tenth Fleet (2013 – 2016)
  - » University President, Naval Postgraduate School (2012 – 2013)
  - » Director, Decision Superiority Division, Chief of Naval Operations' Staff (2011 – 2012)
  - » Deputy Director of Operations, U.S. Cyber Command (2010 – 2011)

Other Professional Experience and Community Involvement

- Trustee, The MITRE Corporation
- Member, Strategic Advisory Committee, Idaho National Labs – National and Homeland Security Directorate
- Board Member, United States Naval Academy Foundation
- Member and Global Security Expert, Strategic Advisory Group, Paladin Capital Group
- Directorship Certified and Governance Fellow, National Association of Corporate Directors

Education

- Graduate of U.S. Naval Academy and Naval Postgraduate School (including for Ph.D.)



Jessica Uhl, 55

Independent

Director Since: July 2021

GS Committees

- Audit
- Governance
- Risk

Other U.S.-Listed Company Directorships

- Current: General Electric Company (nominee for election)
- Former (Past 5 Years): Shell plc

Key Experience and Qualifications

- **Financial management and the review and preparation of financial statements:** Leverages global finance experience, including from her former role as CFO of Shell, where she drove measures to support the long-term health of the company, such as overseeing the delivery of industry-leading cash flow, supporting strategic plans related to Shell's business and managing the impact of the COVID-19 pandemic
- **Complex risk management:** Valuable perspective on the management of complex financial and nonfinancial risks, including climate risk management
- **Leadership, operations and sustainability:** Experience across finance leadership positions at Shell in the U.S. and Europe, including achievement of key business objectives ranging from cost-saving initiatives related to complex operations to M&A. She has also been a leading advocate for transparency in the energy industry, including with respect to climate change, and during her tenure Shell expanded its disclosures and climate commitments

Career Highlights

- Shell plc, an international energy company
  - » Special Advisor (April 2022 – June 2022)
  - » Chief Financial Officer (March 2017 – March 2022)
  - » Executive Vice President, Finance, Integrated Gas (2016 – March 2017)
  - » Executive Vice President, Finance, Upstream Americas (2014 – 2015)
  - » Vice President, Finance, Unconventionals (2013 – 2014)
  - » Vice President, Controller, Upstream and Projects and Technology (2010 – 2012)
  - » Vice President, Finance, Shell Lubricants (2009 – 2010)
  - » Head of External Reporting (2007 – 2009)
  - » Vice President, Business Development, Shell Renewables, Hydrogen & CO2 (2005 – 2006)
  - » Finance Manager, Shell Solar (2004 – 2005)

Other Professional Experience and Community Involvement

- Strategic Advisor, Breakthrough Energy
- Member, Board of Trustees, Rocky Mountain Institute
- Member, Executive Committee, Center on Global Energy Policy at Columbia University

Education

- Graduate of the University of California, Berkeley and INSEAD



David Viniar, 67

Independent

Director Since: January 2013

GS Committees

- Governance
- Risk (Chair)

Other U.S.-Listed Company Directorships

- Current: None
- Former (Past 5 Years): Block, Inc.

Key Experience and Qualifications

- **Financial services industry, in particular risk management and regulatory affairs:** With over 40 years of combined experience serving in various roles at Goldman Sachs and on our Board, as well as service as the former lead independent director and chair of the audit and risk committee of Block, Inc., he provides valuable perspective to our Board
- **Deep financial acumen and insights into our firm's financial reporting, controls and risk management:** As our former CFO, able to provide insights about our risks to our Board and committees
- **Expertise in capital management processes and assessments:** Experience gained through serving as our CFO for over 10 years

Career Highlights

- Goldman Sachs
  - » Executive Vice President and Chief Financial Officer (May 1999 – January 2013)
  - » Head of Operations, Technology, Finance and Services Division (December 2002 – January 2013)
  - » Head of the Finance Division and Co-Head of Credit Risk Management and Advisory and Firmwide Risk (December 2001 – December 2002)
  - » Co-Head of Operations, Finance and Resources (March 1999 – December 2001)

Other Professional Experience and Community Involvement

- Co-Vice Chairman, Board of Directors, Garden of Dreams Foundation
- Former Trustee, Union College

Education

- Graduate of Union College and Harvard Business School

Independence of Directors

11 of 12 director nominees are independent

Our Board determined, upon the recommendation of our Governance Committee, that each of our director nominees (other than Mr. Solomon) is "independent" within the meaning of NYSE rules and our Policy Regarding Director Independence (Director Independence Policy). Mr. Winkelman and Dr. Faust, each of whom are retiring from our Board at the 2023 Annual Meeting, were also determined to be independent. Furthermore, our Board has determined that all of our independent directors satisfy the heightened audit committee independence standards under SEC and NYSE rules and that Compensation Committee members satisfy the relevant heightened standards under NYSE rules.

Process for Independence Assessment

A director is considered independent under NYSE rules if our Board determines that the director does not have any direct or indirect material relationship with Goldman Sachs. Our Board has established a Director Independence Policy that provides standards to assist our Board in determining which relationships and transactions might constitute a material relationship that would cause a director not to be independent.

To assess independence, our Governance Committee and our Board review detailed information regarding our independent directors or nominees, including employment and public company and not-for-profit directorships, as well as information regarding immediate family members and affiliated entities.

Through the course of this review, our Governance Committee and our Board consider relationships between the independent directors or nominees (and their immediate family members and affiliated entities) on the one hand, and Goldman Sachs and its affiliates on the other, in accordance with our Director Independence Policy. This includes a review of revenues to the firm from, and payments or donations made by the firm to, relevant entities affiliated with our directors or nominees (or their immediate family members) as a result of ordinary course transactions or contributions to not-for-profit organizations.

For more information on the categories of transactions that our Governance Committee and our Board reviewed, considered and determined to be immaterial under our Director Independence Policy, see *Annex B: Additional Details on Director Independence*.

Additional Details Regarding David Viniar

In connection with succession planning for the Risk Chair role in light of Mr. Winkelman's upcoming retirement, our Board and Governance Committee undertook a robust analysis of Mr. Viniar's independence. In September 2022, our Board, upon the recommendation of our Governance Committee, determined that Mr. Viniar was "independent" within the meaning of NYSE rules and our Director Independence Policy, including the heightened audit committee independence standards under SEC and NYSE rules. Numerous factors were considered in reaching this conclusion, including that:

- Mr. Viniar's employment at the firm ended in January 2013;

- Mr. Viniar has not received any direct compensation from the firm (other than director fees or deferred compensation for prior service that is permissible under applicable rules) since January 2015;

- Mr. Viniar is not an employee of, and no member of his immediate family is currently an executive officer of, a company or not-for-profit organization that has made payments to, or received payment from, the firm for property or services in an amount that exceeded the standards set forth in the NYSE rules and our Director Independence Policy; and

- Mr. Viniar's investments with the firm are on substantially the same terms and conditions as other similarly situated investors who are neither directors nor employees.

Structure of our Board and Governance Practices

Our Board Committees

Our Board has five standing Committees: Audit, Compensation, Governance, Public Responsibilities and Risk. The specific membership of each Committee allows us to take advantage of our directors' diverse skill sets, which enables a deep focus on Committee matters.

Each of our Committees:

- Operates pursuant to a written charter (available on our website at **www.gs.com/charters**)
- Evaluates its performance annually
- Reviews its charter annually

> **The firm's reputation is of critical importance. In fulfilling their duties and responsibilities, each of our standing Committees and our Board considers the potential effect of any matter on our reputation.**

In October 2020, in connection with the announcement of the settlement of government and regulatory proceedings relating to 1MDB matters, our Board formed the 1MDB Remediation Special Committee to provide additional oversight and review of the remediation efforts arising out of the lessons of 1MDB. The 1MDB Remediation Special Committee is chaired by our Lead Director and the members are the Chairs of each of the Audit, Compensation, Public Responsibilities and Risk Committees. This Special Committee met twice in 2022 and reports periodically to the Board on its activities.

Audit

All independent		Key Skills & Experiences Represented	Key Responsibilities
	*Peter Oppenheimer** Mark Flaherty Jan Tighe Jessica Uhl Adebayo Ogunlesi (ex-officio)	▪ Audit/Tax/Accounting ▪ Preparation or oversight of financial statements ▪ Compliance ▪ Technology	▪ Assist our Board in its oversight of our financial statements, legal and regulatory compliance, independent auditors' qualifications, independence and performance, internal audit function performance and internal controls over financial reporting ▪ Decide whether to appoint, retain or terminate our independent auditors ▪ Pre-approve all audit, audit-related, tax and other services, if any, to be provided by the independent auditors ▪ Appoint and oversee the work of our Director of Internal Audit and annually assess her performance ▪ Prepare the Audit Committee Report

Compensation

All independent		Key Skills & Experiences Represented	Key Responsibilities
	*Mark Winkelman*** Kimberley Harris** Michele Burns Drew Faust** Kevin Johnson Ellen Kullman Lakshmi Mittal Adebayo Ogunlesi (ex-officio)	▪ Setting of executive compensation ▪ Evaluation of executive and firmwide compensation programs ▪ Human capital management, including diversity practices	▪ Determine and approve the compensation of our CEO and other executive officers ▪ Approve, or make recommendations to our Board for it to approve, our incentive, equity-based and other compensation plans ▪ Assist our Board in its oversight of the development, implementation and effectiveness of our policies and strategies relating to our human capital management function, including: » recruiting, retention and career development and progression; » management succession (other than that within the purview of our Governance Committee); and » diversity and employment practices ▪ Prepare the Compensation Committee Report

* Multiple members of our Audit Committee, including the Chair, have been determined to be "audit committee financial experts."

** Dr. Faust and Mr. Winkelman are retiring at our 2023 Annual Meeting. Effective April 26, 2023, Ms. Harris will be the Chair of our Compensation Committee.

Governance

All independent	Key Skills & Experiences Represented	Key Responsibilities
 *Adebayo Ogunlesi* Michele Burns Drew Faust* Mark Flaherty Kimberley Harris Kevin Johnson Ellen Kullman Lakshmi Mittal Peter Oppenheimer Jan Tighe Jessica Uhl David Viniar Mark Winkelman*	■ Corporate governance ■ Talent development and succession planning ■ Current and prior public company board service	■ Recommend individuals to our Board for nomination, election or appointment as members of our Board and its Committees ■ Oversee the evaluation of the performance of our Board and our CEO ■ Review and concur with the succession plans for our CEO and other members of senior management ■ Take a leadership role in shaping our corporate governance, including developing, recommending to our Board and reviewing on an ongoing basis the corporate governance principles and practices that apply to us ■ Review periodically the form and amount of director compensation and make recommendations to our Board

Public Responsibilities

All independent	Key Skills & Experiences Represented	Key Responsibilities
 *Ellen Kullman* Michele Burns* Drew Faust* Kimberley Harris Lakshmi Mittal Adebayo Ogunlesi (ex-officio)	■ Reputational risk ■ Sustainability/ESG ■ Government and regulatory affairs ■ Philanthropy	■ Assist our Board in its oversight of our firm's relationships with major external constituencies and our reputation ■ Oversee the development, implementation and effectiveness of our policies and strategies relating to citizenship, corporate engagement and relevant significant public policy issues ■ Review sustainability issues affecting our firm, including through the periodic review of the Sustainability Report

Risk

All independent	Key Skills & Experiences Represented	Key Responsibilities
 *David Viniar* Michele Burns* Mark Flaherty Kevin Johnson Peter Oppenheimer Jan Tighe Jessica Uhl Mark Winkelman* Adebayo Ogunlesi (ex-officio)	■ Understanding of how risk is undertaken, mitigated and controlled in complex industries ■ Technology and cybersecurity ■ Understanding of financial products ■ Expertise in capital adequacy and deployment	■ Assist our Board in its oversight of our firm's overall risk-taking tolerance and management of financial and operational risks, such as market, credit and liquidity risk, including reviewing and discussing with management: » our firm's capital plan, regulatory capital ratios, capital management policy and internal capital adequacy assessment process, and the effectiveness of our financial and operational risk management policies and controls; » our liquidity risk metrics, management, funding strategies and controls, and the contingency funding plan; and » our market, credit, operational (including information security and cybersecurity), climate and model risk management strategies, policies and controls

* Dr. Faust and Mr. Winkelman are retiring at our 2023 Annual Meeting. Effective April 26, 2023, Ms. Burns will rotate off of our Risk Committee and onto our Public Responsibilities Committee.

Board and Committee Evaluations

Board and Committee evaluations play a critical role in helping to ensure the effective functioning of our Board. It is important to take stock of Board, Committee and director performance and to solicit and act upon feedback received from each member of our Board. To this end, under the leadership of our Lead Director, our Governance Committee is responsible for evaluating the performance of our Board annually, and each of our Board's Committees also conducts an annual self-evaluation.

2022 Evaluations: A Multi-Step Process

REVIEW OF EVALUATION PROCESS
Our Lead Director and Governance Committee periodically review the evaluation process so that actionable feedback is solicited on the operation of our Board and its Committees, as well as on director performance. In 2021, additional director interviews were added to further solicit individual director feedback. In a review of the 2022 evaluation process, it was determined to conduct such interviews biennially

QUESTIONNAIRE
Provides director feedback on an unattributed basis; feedback from questionnaire informs one-on-one and closed session discussions

ONE-ON-ONE DISCUSSIONS
Our Lead Director has one-on-one discussions with each director, which provides an opportunity for candid discussion regarding individual feedback and an additional forum to solicit further feedback

CLOSED SESSION DISCUSSION
Joint closed session discussion of Board and Committee evaluations led by our Lead Director and independent Committee Chairs provides for a synergistic review of Board and Committee performance

EVALUATION SUMMARY
Summary of Board and Committee evaluations results provided to full Board

FEEDBACK INCORPORATED
Policies and practices updated as appropriate as a result of the annual and ongoing feedback

ONGOING FEEDBACK
Directors provide ongoing, real-time feedback outside of the evaluation process

Examples of feedback from evaluations and otherwise include: additional presentations on various topics (e.g., strategic initiatives, risk "deep dives," talent strategy, investor feedback), evolution of director skill sets, refinements to meeting materials and presentation format, refinement of board and committee meeting cadence and additional opportunities for exposure to "next generation" leaders of the firm

Topics Considered During the Board and Committee Evaluations Include:

DIRECTOR PERFORMANCE

- Individual director performance
- Lead Director (in that role)
- Chairman of the Board (in that role)
- Each committee chair (in that role)

BOARD AND COMMITTEE OPERATIONS

- Board and Committee membership, including director skills, background, expertise and diversity
- Committee structure, including whether the Committee structure enhances Board and Committee performance
- Access to firm personnel
- Executive succession planning process
- Conduct of meetings, including frequency of, time allocated for and encouragement of candid dialogue, and effectiveness of closed sessions
- Materials and information, including quality, quantity and timeliness of information received from management, and suggestions for educational sessions
- Shareholder feedback

BOARD PERFORMANCE

- Key areas of focus for the Board
- Oversight of reputation
- Strategy oversight, including risks related thereto
- Consideration of shareholder value
- Capital planning

COMMITTEE PERFORMANCE

- Performance of Committee duties under Committee charter
- Oversight of reputation and consideration of shareholder value
- Effectiveness of outside advisors
- Identification of topics that should receive more attention and discussion

Board Leadership Structure

Strong Independent Lead Director—Combined Chair-CEO: Why our Structure is Effective

We review our Board leadership structure annually. Conducting regular assessments allows our Board to deliberate the merits of our Board's leadership structure to ensure that the most efficient and appropriate leadership structure is in place for our firm's needs, which may evolve over time. We are committed to independent leadership on our Board. If at any time the Chair is not an independent director, our independent directors will appoint an independent Lead Director.

Key Components of Review				
Chair-CEO & Lead Director Responsibilities	Policies & Practices to Ensure Strong Independent Board Oversight	Shareholder Feedback & Voting Results Regarding Board Leadership	Firm Performance	Trends & Developments Regarding Leadership Structure

In December 2022, our Governance Committee conducted its annual review of our Board's leadership structure. The review considered a variety of factors, including our governance practices and shareholder feedback on our Board and its leadership structure. In addition, our Governance Committee considered feedback on the Chairman of the Board received in connection with the Board evaluation.

As a result of this review, our Governance Committee determined that continuing to have Mr. Solomon serve as both Chairman and CEO—working together with a strong independent Lead Director—is the most effective leadership structure for our Board and our firm at this time.

Ultimately, we believe that our current leadership structure, together with strong governance practices, creates a productive relationship between our Board and management, including strong independent oversight that benefits our shareholders.

We will continue to conduct Board leadership assessments annually. If at any time our Governance Committee determines it would be appropriate to appoint an independent Chair, it will not hesitate to do so.

Benefits of a Combined Role

- A combined Chair-CEO structure provides our firm with a senior leader who serves as a **primary liaison between our Board and management** and as a **primary public face of our firm**. This structure demonstrates **clear accountability** to shareholders, clients and others.

- Our CEO has **extensive knowledge of all aspects of our current business, operations and risks**, which he brings to Board discussions as Chairman.

  » A combined Chair-CEO serves as a knowledgeable resource for independent directors both at and between Board meetings.

  » Combining the roles at our firm has been effective in promulgating **strong and effective leadership of the firm, particularly in times of economic challenge and regulatory change** affecting our industry; the same is important during this phase of our strategic journey, including the implementation of our strategic realignment, integration of recent acquisitions, execution of our strategic plans and investment for long-term growth.

Key Pillars of Lead Director Role			
Sets and approves agenda for Board meetings and leads executive sessions	Focuses on Board effectiveness, composition and conducting evaluations	Acts as primary Board contact for shareholder engagement and engages with regulators	Serves as liaison between independent directors and Chair/management

Powers and Duties of our Independent Lead Director

- Provides **independent leadership**

- **Sets agenda for Board meetings**, working with our Chairman (including adding items to and approving the agenda) and approving the form and type of related materials, as well as reviewing and concurring in the agendas for each Committee meeting

- Approves the schedule for Board and Committee meetings

- **Presides at executive sessions** of the independent directors

- **Calls meetings of the Board**, including meetings of the independent directors

- Presides at each Board meeting at which the Chairman is not present

- Engages with the independent directors and non-employee directors at and between Board and Committee meetings, including:

    » to identify matters for discussion, including for discussion at executive sessions of the independent directors

    » to facilitate communication with the Chairman (as set forth below)

    » one-on-one engagement regarding the performance and functioning of the collective Board, individual director performance and other matters as appropriate

- **Serves as an advisor to the Chairman**, including by:

    » engaging with the Chairman between Board meetings

    » facilitating communication between the independent directors and the Chairman, including by presenting the Chairman's views, concerns and issues to the independent directors, as well as assisting with informing or engaging non-employee directors, as appropriate

    » raising to the Chairman views, concerns and issues of the independent directors, including decisions reached, and suggestions made, at executive sessions, in each case as appropriate

- **Oversees the Board's governance processes**, including Board evaluations, succession planning and other governance-related matters

- **Leads the annual CEO evaluation**

- Meets directly with management and non-management employees of the firm

- Consults and directly communicates with shareholders and other key constituents, as appropriate

---

Strong Governance Practices Support Independent Board Oversight

- Experienced independent directors, the majority of whom have executive-level experience

- Independent and engaged Chairs of all Committees

- Regular executive sessions of independent directors chaired by Lead Director, supplemented by additional sessions of directors without management present

- All directors may suggest inclusion of additional subjects on agendas and call an executive session

- Annual Board and Committee evaluations include feedback on individual director performance

- Independent director participation in, and oversight of, key governance processes, such as CEO performance, executive compensation and succession planning

- All directors are free to contact any employee of our firm directly

- Our Chairman and CEO and our Lead Director meet and speak regularly about our Board and our firm

Stakeholder Feedback & Engagement

- We have generally received positive stakeholder feedback on the nature of our Lead Director role and our annual leadership structure review

    » In considering the strength of our Board leadership structure, many investors cite our Lead Director's expansive list of enumerated duties, extensive engagement with shareholders and the insight into our Board provided by our Lead Director's letter in our proxy statement

- Our Lead Director, Adebayo Ogunlesi, has engaged with the firm's shareholders and other key stakeholders, including our regulators, to discuss a variety of topics, including our Board leadership structure and his responsibilities as Lead Director, Board effectiveness, compensation, the Board's independent oversight of strategy and firm culture, and Board and management succession planning

    » In 2022, Mr. Ogunlesi met with investors representing over 20% of our shares outstanding. He has regularly conducted engagement since becoming Lead Director, generally meeting with individuals representing key investors and proxy advisory firms

Year-Round Review of Board Composition

Our Governance Committee seeks to build and maintain an effective, well-rounded, financially literate and diverse Board that operates in an atmosphere of candor and collaboration.

In identifying and recommending director candidates, our Governance Committee places primary emphasis on the criteria set forth in our Corporate Governance Guidelines, including:

- Judgment, character, expertise, skills and knowledge useful to the oversight of our business;
- Diversity of viewpoints, backgrounds, work and other experiences and other demographics;
- Business or other relevant experience; and
- The extent to which the interplay of the candidate's expertise, skills, knowledge and experience with that of other members of our Board will build a strong and effective Board that is collegial and responsive to the needs of our firm.

Board Process for Identification and Review of Director Candidates to Join our Board


Independent Directors
Shareholders
Independent Search Firms
Our People
Candidate Pool
In-Depth Review
Screen Qualifications
Consider Diversity
Review Independence and Potential Conflicts
Meet with Directors
Consider Skills/Matrix
Recommend Selected Candidates for Appointment to our Board
Five New Director Nominees in Last Five Years
Median Nominee Tenure of ~7.3 Years

Identifying and recommending individuals for nomination, election or re-election to our Board is a principal responsibility of our Governance Committee. The Committee carries out this function through an ongoing, year-round process, which includes the Committee's annual evaluation of our Board and individual director evaluations. Each director and director candidate is evaluated by our Governance Committee based on his or her individual merits, taking into account our firm's needs and the composition of our Board.

To assist in this evaluation, the Committee utilizes as a discussion tool a matrix of certain skills and experiences that would be beneficial to have represented on our Board and on our Committees at any particular point in time. For example, the Committee is focused on what skills are beneficial for service in key Board positions, such as Lead Director and Committee Chairs, and conducts a succession planning process for those positions.

Our Governance Committee welcomes candidates recommended by shareholders and will consider these candidates in the same manner as other candidates. Shareholders wishing to submit potential director candidates for consideration by our Governance Committee should follow the instructions in *Frequently Asked Questions*.

Director Education

Director education about our firm and our industry is an ongoing process that begins when a director joins our Board.

Upon joining our Board, new directors are provided with a comprehensive orientation about our firm, including our business, strategy and governance. For example, new directors (including Mr. Johnson during 2022) typically meet with senior leaders covering each of our revenue-producing segments and regions, as well as with senior leaders from key control, finance and operating functions. New directors also participate in orientation sessions covering the responsibilities and key areas of focus of the Board and its Committees.

Additional training is also provided when a director assumes a leadership role, such as becoming a Committee Chair.

Board and Committee presentations, roundtables, regular communications and firm and other industry events help keep directors appropriately apprised of key developments in our businesses and in our industry, including material changes in regulation, so that they can carry out their oversight responsibilities effectively.

Commitment of our Board

Commitment of our Directors—2022 Meetings

Our Board and its Committees met frequently in 2022.

	2022 Meetings
Board	16[a]
Audit	16
Compensation	8
Governance	7
Public Responsibilities	6
Risk	12
Executive Sessions of Independent Directors without Management[b]	6
Additional Executive Sessions of Independent and/or Non-Employee Directors without Management[c]	13

65
Total Board and Committee Meetings in 2022

(a) Includes two meetings of the Board's 1MDB Remediation Special Committee.

(b) Chaired by our Lead Director.

(c) Led by our Lead Director or other independent Committee Chairs.

Each of our current directors attended over 75% (the threshold for disclosure under SEC rules) of the meetings of our Board and the Committees on which he or she served as a regular member during 2022. Overall attendance at Board and Committee meetings during 2022 was over 98% for our directors as a group.

We encourage our directors to attend our annual meetings. All of our directors then in office attended the 2022 Annual Meeting.

Commitment of our Directors—Beyond the Boardroom

> **Engagement beyond the boardroom provides our directors with additional insights into our businesses, risk management and industry, as well as valuable perspectives on the performance of our firm, our CEO and other members of senior management.**

The commitment of our directors extends well beyond preparation for, and attendance at, regular and special meetings.

Ongoing Collaboration	Stakeholder Engagement	Regularly Informed
Frequent interactions with each other, senior management and key employees around the globe on topics including strategy, performance, risk management, culture and talent development	Regular engagement with key stakeholders, including regulators and our shareholders. Participation in firm and industry conferences and other events on behalf of the Board	Receive and review postings on significant developments and weekly informational packages that include updates on recent developments, press coverage and current events that relate to our business, our people and our industry

Our Lead Director and Committee Chairs provide additional independent leadership outside the boardroom.

- For example, each Chair sets the agenda for his or her respective Committee meetings and reviews and provides feedback on the form and type of related materials, in each case taking into account whether his or her Committee is appropriately carrying out its core responsibilities and focusing on the key issues facing the firm, as may be applicable from time to time. To do so, each Chair engages with key members of management and subject matter experts in advance of each Committee meeting.

- In addition, our Lead Director also sets the Board agenda (working with our Chairman) and approves the form and type of related materials. Our Lead Director also approves the schedule of Board and Committee meetings, taking into account whether there is sufficient time for discussion of all agenda items at each Board and Committee meeting.

In carrying out their leadership roles during 2022:

Lead Director / Governance Chair
Adebayo Ogunlesi
Over 65 meetings

Committee Chairs
Audit – Peter Oppenheimer
Compensation – Michele Burns or Mark Winkelman*
Public Responsibilities – Ellen Kullman
Risk – Mark Winkelman or David Viniar*
Over 140 meetings

Includes meetings with, as applicable:
CEO, COO, CFO, Secretary to the Board, CLO and General Counsel, CRO, Director of Internal Audit and Other Key Internal Audit Employees, Chief Accounting Officer, Chief Compliance Officer, Global Head of HCM, Director of Investor Relations, Global Head of Reward and People Analytics, Chief Information Security Officer, Chief Information Officer, Global Head of Marketing, Shareholders, Regulators, Independent Compensation Consultants, Director Search Firm, Independent Auditors

* Changes to Compensation and Risk Committee Chairs effective October 2022.

Board Oversight of our Firm

Key Areas of Board Oversight

Our Board is responsible for, and committed to, the oversight of the business and affairs of our firm. In carrying out this responsibility, our Board, working with and through its Committees, as applicable, discusses and receives regular updates on a wide variety of matters affecting our firm.

Our reputation is a core consideration, as is our culture, as our Board advises senior management to help drive success for our clients and our communities in order to create long-term, sustainable value for our shareholders.



Strategy	CEO performance	Financial performance & reporting	Conduct	People strategy
Risk management	Executive succession planning	Culture & Core Values	Sustainability	

Consideration of our Reputation Underscores our Board and Committee Oversight

Strategy

■ Our Board oversees and provides advice and guidance to senior management on the formulation and implementation of the firm's strategic plans, including the development of growth strategies by our senior management team.

» This occurs year-round through presentations and discussions covering firmwide, business and regional strategy, business planning and growth initiatives, both during and outside Board meetings.

» Our Board's focus on overseeing risk management enhances our directors' ability to provide insight and feedback to senior management and, if necessary, challenge management on its development and implementation of the firm's strategic direction.

» Our Lead Director helps facilitate our Board's oversight of strategy, including through discussions with independent directors during executive sessions, as needed.

■ Throughout 2022, our Board engaged on an ongoing basis with our CEO, COO and CFO, as well as other key members of senior management and the control side, on management's execution of our growth-focused long-term strategy and progress towards our financial targets.

» This took various forms, ranging from high-level discussions regarding strategic direction, review of existing and new business initiatives and progress on the key performance indicators (KPIs) that underpin our medium-term financial targets and inform consideration of our performance pursuant to the Compensation Committee's Performance Assessment Framework, as well as organic and inorganic growth opportunities.

– In particular, during 2022 our Board engaged with senior management and other key leaders regarding the evolution of the firm's strategic journey, including the development and implementation of our new operating segments, as announced in October 2022 and further discussed at our 2023 Investor Day.

» Discussions are focused on the quality and diversity of our people, as well as alignment with our goal of long-term value creation for our shareholders, and underscored by considerations such as risk management, culture and reputation.

■ Our Board will continue to receive regular updates from, and provide advice to, management as they execute on the firm's strategy.

Risk Management

- In the normal course, our firm commits capital and otherwise incurs risk as an inherent part of serving our clients' needs. Our intention is to avoid, mitigate and, where possible, manage risks that could materially impair our firm, including our capital and liquidity position, ability to generate revenues or reputation.
- Management is responsible for the day-to-day identification, assessment and monitoring of, and decision-making regarding, the risks we face. Our Board is responsible for overseeing the management of the firm's most significant risks on an enterprise-wide basis, which includes setting the types and levels of risk the firm is willing to take. This oversight is executed by our full Board, as well as each of its Committees (in particular our Risk Committee), and is carried out in conjunction with the Board's oversight of firm strategy.

Board risk management oversight includes:

- Strategic and financial considerations
- Legal, regulatory, reputational and compliance risks
- Other financial and nonfinancial risks considered by Committees

Risk Committee risk management oversight includes:

- Overall risk-taking tolerance and risk governance, including our Enterprise Risk Management Framework
- Our Risk Appetite Statement (in coordination with our full Board)
- Liquidity, market, credit, capital, operational, model and climate risks
- Our Capital Plan, capital ratios and capital adequacy
- Information and cybersecurity risk, third-party risk and business resilience risk, including oversight of management's processes, monitoring and controls related thereto (such as at least annual presentations and additional updates as needed)

Public Responsibilities Committee risk management oversight includes:

- Reputational risk and constituent impact, including client franchise considerations and receipt of reports from the Firmwide Reputational Risk Committee regarding the processes by which the firm evaluates transactions and topics that may present heightened reputational risk, as well as business standards
- Sustainability/ESG strategy

Compensation Committee risk management oversight includes:

- Firmwide compensation program and policies that are consistent with the safety and soundness of our firm and do not raise risks reasonably likely to have a material adverse effect on our firm
- Jointly with our Risk Committee, annual CRO compensation-related risk assessment
- People strategy (in coordination with our full Board and other Committees)

Audit Committee risk management oversight includes:

- Financial, legal and compliance (including financial crime compliance) risk (in coordination with our full Board)
- Coordination with our Risk Committee, including with respect to technology-related risks, risk assessment and risk, as well as business standards management practices

Governance Committee risk management oversight includes:

- Board composition and refreshment
- Board leadership succession and executive succession

REPUTATIONAL RISK MANAGEMENT

CEO Performance

- Under the direction of our Lead Director, our Governance Committee annually evaluates CEO performance.
- Process includes a review of the results of the CEO assessment pursuant to the Performance Assessment Framework and the CEO's evaluation under our 360° Review Process, as described further in *Compensation Matters—Compensation Discussion and Analysis—How our Compensation Committee Makes Decisions*.
- While this formal process is conducted at year-end, our directors are regularly focused on the performance of our CEO, including during executive sessions of independent directors, regular closed sessions with our CEO and additional discussions between our Lead Director and our CEO throughout the year, as well as through mid-year discussions with the Compensation Committee on progress pursuant to the Performance Assessment Framework.

Executive Succession Planning

- Succession planning is a priority for our Governance Committee, which worked with Mr. Solomon to put in place an appropriate emergency succession protocol and will continue to work with him on the development and ongoing refinement of our longer-term succession plan.
- Our Governance Committee has long utilized a framework relating to executive succession planning under which the Committee has defined specific criteria for, and responsibilities of, each of the CEO, COO and CFO roles. The Committee then focuses on the particular skill set needed to succeed in these roles at our firm both on a long-term and an emergency basis.
- Executive succession planning takes many forms, including Governance Committee reviews of long-term and emergency succession plans with our CEO, regular closed sessions with the Board and our CEO throughout the year, one-on-one discussions between our Lead Director and CEO and additional discussions among our independent directors, including at executive sessions, as may be appropriate.

The Board also continues to engage with management on the firm's leadership pipeline more broadly, including with respect to leadership pipeline health and the development of the firm's "next generation" of leaders.

Interaction with leaders in a variety of settings, including Board meetings and preparatory meetings, during visits to our offices around the world and at client-related events	Executive succession planning reviewed by our Governance Committee with our CEO; ongoing assessment of senior management for potential executive positions
Developing the Firm's Next Generation of Leaders	
Monitoring of careers to ensure appropriate exposure to our Board and our business	Additional engagement on broader leadership pipeline for key roles across the firm

Financial Performance & Reporting

- Our Board, including through its Committees, is continually kept apprised by management of the firm's financial performance and key drivers thereof. For example, our Board generally receives an update on financial performance at each regularly scheduled meeting (and additionally as needed), which provides critical information to the Board and its Committees that assists them in carrying out their responsibilities.
- Our Board, through its Audit Committee, is responsible for overseeing management's preparation and presentation of our annual and quarterly financial statements and the effectiveness of our internal control over financial reporting.
  - » Each quarter, our Audit Committee meets with members of our management, the Director of Internal Audit and our independent registered public accounting firm to review and discuss our financial statements, as well as our quarterly earnings release.
- In addition, our Audit Committee is directly responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm. In this regard, our Audit Committee and Audit Committee Chair are directly involved with the periodic selection of the lead audit partner (see *Audit Matters— Item 4. Ratification of PwC as our Independent Registered Public Accounting Firm for 2023*).

Culture & Core Values

- Management's role in shaping the firm's culture is critical and our Board's oversight of firm culture is an important element of its responsibilities.
- Our culture has been a cornerstone of our business and performance throughout our history. Our Core Values of **partnership, client service, integrity** and **excellence** are derived from our long-standing Business Principles and are regularly reinforced at every step of our peoples' careers, from onboarding to training, and through our performance, development, compensation and promotion processes.
- Our Board holds senior management accountable for embodying an appropriate tone at the top and for maintaining and communicating a culture that emphasizes our Core Values and the importance of compliance with both the letter and spirit of the laws, rules and regulations that govern us.
  - » Oversight of culture takes many forms, including strategy and risk tolerance, review of governance policies, practices and metrics, regular discussions with the Executive Leadership Team, members of the firm's Compliance, Legal, Risk, Human Capital and Internal Audit functions, as well as others across the firm, and assessment of CEO and senior management performance and compensation.
  - » These are also topics on which our firm regularly engages with our shareholders, regulators and other stakeholders.

> **Our culture is defined by a commitment to delivering the best service to our clients through collaboration, innovation and a relentless pursuit of excellence. It is a strategic imperative that we continually reinvest in our culture, including to bring our people together in person given the growth of the firm over the course of the pandemic. To this end, we have launched a Culture Stewardship Program for our PMDs and a firmwide Culture Connect Forum to reinforce our Core Values and promote cultural stewardship, awareness and connectivity.**

Conduct

- We strive to maintain the highest standards of ethical conduct at all times, consistent with our Core Values. For example:
  - » Our Board regularly receives governance metrics, including metrics focused on conduct, controls and business integrity matters, as well as attrition and complaints, and engages in regular discussions with the Compliance, Legal, Risk, Human Capital and Internal Audit functions, among others.
  - » Our Board also expects management to examine and report on "lessons learned" from events at our firm or in our industry, as appropriate.
  - » Our Performance Assessment Framework not only assesses the firm's financial performance, but also takes into account a wide array of nonfinancial factors, including conduct-related matters.
- As part of our ongoing commitment to dialogue, education and formal training, the firm offers a range of programs focused on our business standards and conduct.

> **Our Code of Business Conduct and Ethics (available on our website at www.gs.com) outlines our ongoing commitment to the highest standards of partnership, client service, integrity and excellence, and our shared responsibility to treat our clients and each other with honesty and integrity, avoid conflicts of interest, treat customers fairly, maintain accurate and complete records, comply with applicable laws and regulations and escalate concerns.**

Sustainability

- Given the interdisciplinary nature of the oversight of sustainability, including the priorities of climate transition and inclusive growth, and the financial and nonfinancial risks related to these activities, including climate-related risks, the Board carries out its oversight of these matters directly, at the full Board level, as well as through its Committees.

- This may include periodic updates on the firm's sustainability strategy, including the firm's approach, objectives and progress, discussions regarding the climate models the firm utilizes to assess physical and transition risks and reviews of our sustainability-and climate-related reporting, as well as presentations on initiatives such as *One Million Black Women*.

- For additional information regarding our commitment to sustainability, see *Spotlight on Sustainability*.

People Strategy

- We have long emphasized that our people are our greatest asset, and we seek to manage our people with the same rigor as we manage all other aspects of our firm, including our risk and capital. It is only with the determination and dedication of our people that we can serve our clients, generate long-term value for our shareholders and contribute to economic progress for all our stakeholders.

- Our Board and Committees engage with management on all aspects of our people strategy, which includes attracting talent, sustaining our culture and broadening our impact, and is informed by regular surveys of our people, the results of which are shared with our Board.

- One key element of our people strategy is diversity, equity and inclusion. Our Board has provided oversight as management has enhanced its commitments in these areas over the last several years, including through initiatives aimed at increasing the representation of diverse communities at all levels across the firm, enhanced parenting and family leave policies and reinvigorated inclusion networks, while sustaining our existing programs.

- More broadly, the Board and its Committees continue to work with management to enhance other aspects of our people strategy across all levels of the organization, including ongoing enhancements to our performance management process and our leadership pipeline health through succession planning, next-generation skill development and talent mobility.

- Consistent with our commitments to provide enhanced accountability, during 2022 we published our second annual People Strategy Report (available at **www.gs.com**), which provides tangible indicators of our progress on our people-related goals. Our next People Strategy Report will be issued later this year.

Stakeholder Engagement

Commitment to Active Engagement with our Shareholders and Other Stakeholders

Stakeholder views regarding matters affecting our firm are important to our Board. We employ a year-round approach to engagement that includes proactive outreach as well as responsiveness to targeted areas of focus. We also seek to engage with all proponents of shareholder proposals. If you would like to speak with us, please contact our Investor Relations team at **gs-investor-relations@gs.com**.

Our Approach

We engage on a year-round basis with a wide range of stakeholders, including shareholders, fixed income investors, credit rating agencies, ESG rating firms, proxy advisory firms, prospective shareholders and thought leaders, among others. We also conduct additional targeted outreach ahead of our annual meeting each year, and otherwise as needed.

Firm engagement is led by our Investor Relations team, including targeted outreach and open lines of communication for inbound inquiries. Board-level engagement is led by our Lead Director, who meets regularly with shareholders and other key stakeholders, and may include other directors as appropriate. Feedback is provided to all directors from these interactions to inform Board and Committee work.

Depth of Engagement

Corporate governance represents only one component of our broader approach to stakeholder engagement. We take a holistic, comprehensive approach when communicating with shareholders. Discussions on corporate governance matters are often part of a broader dialogue covering corporate strategy, business performance, risk oversight and other key themes.

~15

Investor Conferences
Participated in by senior management during 2022

~90

Total Equity Investors Met
Across all group and 1:1 engagements with senior management

~25

Fixed Income Investors Engaged
Across group meetings with senior management

~25%
Common Stock Outstanding Engaged
Lead Director and/or Chair of Compensation Committee engagement with shareholders during 2022

Top **200**

Shareholder Outreach
Ahead of Annual Meeting

40+ **Total Meetings**
With Rating Agencies

~55 **1:1 Investor Meetings**
With C-Suite

>35%

Common Stock Outstanding Engaged
IR engagement with shareholders on ESG issues during 2022

During 2022, engagement with corporate governance stakeholders covered a variety of topics, including board governance, executive compensation and succession planning as well as business performance, strategic priorities and goals, financial resource management, firm culture and people strategy, risk management, sustainable finance and climate risk, and regulatory outlook.

Spotlight on Sustainability

Our Approach to Sustainability

Sustainability helps guide our everyday work with our clients, our emphasis on supporting our people and our broader strategic direction. Our priorities in this area underscore two broad themes—climate transition and inclusive growth—that represent our view of the risk and opportunity that continue to develop across sectors.

Since 2019 when we announced our $750 billion sustainable financing, investing and advisory activity target by 2030, we have achieved approximately $425 billion in sustainable finance activity, including $215 billion in climate transition, $67 billion in inclusive growth and the remainder in multiple themes.

Climate Transition	 **Clean Energy**	 **Sustainable Transport**	 **Sustainable Food & Agriculture**	 **Waste & Materials**	 **Ecosystem Services**
Inclusive Growth	 **Accessible & Innovative Healthcare**	 **Financial Inclusion**	 **Accessible & Affordable Education**	 **Communities**	

Our efforts are grounded in a commercial, *One Goldman Sachs* focus that is integrated throughout our businesses and draws upon external partnerships and engagements that complement our work. In addition to building out and delivering capabilities in each of our segments, by engaging with clients to understand the variety of needs and opportunities they face, we are best able to deliver the firm's expertise and capabilities by mobilizing across our businesses, deepening our client relationships and accelerating progress and impact.

Our annual Sustainability Report (which will be available later this year at **www.gs.com/sustainability-report**) will provide a more in-depth review of our firmwide sustainability strategy.

Climate Transition

- As a financial institution, we have long been committed to providing innovative, commercial solutions for our clients to address and manage climate-related risk and accelerate the climate transition. We view climate transition as a key driver of both risk and opportunity, and we have been innovating and expanding our commercial capabilities to help our clients navigate the transition.

  » Our Sustainable Banking Group delivers an integrated one-stop shop for clients that educates, advises and delivers solutions towards our clients' decarbonization strategies. To date, our solutions include climate transition financing, offsite and onsite renewable power procurement, commodity risk management strategies, carbon offset purchases and climate-related investments.

- In addition, we announced the first three investments by the Climate Innovation and Development Fund, a blended financing facility seeded with $25 million in philanthropic funding from Bloomberg Philanthropies and Goldman Sachs, and managed by the Asian Development Bank. The goal of the Fund and its investments is to support sustainable low-carbon economic development with a focus on South and Southeast Asia to increase the pace, scale and ambition of climate solutions and contribute to the clean energy transition.

- <u>Near-Term Targets:</u> In 2021, we announced our commitment to align our financing activities with a net-zero-by-2050 pathway and an expansion of our operational carbon commitment.

  » <u>Interim 2030 Business-Related Targets:</u> In *Accelerating Transition*, our firmwide 2021 Task Force on Climate-Related Disclosures (TCFD) Report, we set an initial set of business-related, ranged physical emissions intensity targets for 2030 focused on three sectors, including power, oil and gas, and auto manufacturing. These are sectors where we see an opportunity to proactively engage our clients, deploy capital required for transition and invest in new commercial solutions to drive decarbonization in the real economy.

  » <u>Firm Operations and Supply Chain Targets:</u> Carbon neutrality is also a priority for the operation of our firm and our supply chain. In 2015, we achieved carbon neutrality in our operations and business travel, ahead of our 2020 goal that was announced in 2009. We have since expanded our operational carbon commitment to include our supply chain, targeting net-zero carbon emissions by 2030.

- **Climate Risk:** Climate-related risks manifest in different ways across the firm's businesses. To mitigate and manage these risks, we have continued to make significant enhancements to our climate risk management framework, including steps to further integrate climate risk into broader risk management processes and across risk disciplines. Through our Risk Identification process, we identify the most significant risks that drive potential climate impact for the firm.

  » For more information, our 2021 TCFD Report, Accelerating Transition, highlights how these methodologies serve as a foundation for measurement and integration of climate risk into business strategy and risk appetite.

  » The firm incorporates climate risk into its credit evaluation and underwriting processes for material transactions in select industries. Climate risk factors are evaluated as part of transaction due diligence for select loan commitments. The firm undertakes a robust review process to assess and consider climate impacts across our businesses. The firm has also established integrated climate risk governance and has designated roles and responsibilities across the three lines of defense to ensure appropriate oversight.

We will publish an updated firmwide TCFD report later this year that will demonstrate our progress towards our climate-related goals and commitments.

Inclusive Growth

- We recognize that growth that is not inclusive is not sustainable. To advance inclusive growth, we combine our experience, learnings from listening to the needs of diverse communities, and partnerships across the financial system to drive solutions that improve affordability, access and quality of life.

- Launched in 2021, *One Million Black Women* (OMBW) is our commitment to invest $10 billion in commercial capital and $100 million in philanthropic support to Black women-led and Black women-serving organizations, with the goal of impacting the lives of at least one million Black women by 2030. Since the launch of OMBW, two new philanthropic programs were created: *Black in Business* and *Black Women Impact Grants*.

For more information on OMBW, including how we are measuring our progress, see the OMBW 2022 Impact Report available at **www.gs.com**.

Spotlight on Racial Equity Audit

On March 17, 2023, we released the results of a ten-month racial equity audit, conducted by the law firm Wilmer Cutler Pickering Hale and Dorr LLP (WilmerHale), which has expertise in conducting racial equity audits and other assessments of civil rights impacts. WilmerHale was asked to examine and report on the effectiveness of three important initiatives: OMBW, the Fund for Racial Equity and our *10,000 Small Businesses* program. Given the importance of these initiatives and our commitment to transparency, we felt that our stakeholders would benefit from this type of third party assessment, the results of which will help inform our future investment and philanthropic strategies.

We are pleased that WilmerHale found that these initiatives were "serious and substantial efforts to promote equity and opportunity for underserved communities," that were conceived of and designed on the basis of rigorous planning, including "[assessments on] how to deploy [our] capital and other resources to reach external stakeholders most effectively."

We reiterate our ongoing commitment to promoting equity within our firm, throughout the industry and in the communities where we work and live. To this end, the Governance Committee has directed our Office of Corporate Engagement to review the recommendations set forth in WilmerHale's report and to provide an update to the Public Responsibilities Committee on its implementation of applicable enhancements. WilmerHale's report is available at www.gs.com/corpgov.

None of the information or data included on our websites or accessible at these links is incorporated into, and will not be deemed to be a part of, this Proxy Statement or any of our other filings with the SEC.

Compensation Matters

Compensation Discussion and Analysis

This CD&A describes our executive compensation philosophy and the process by which our Compensation Committee makes executive compensation decisions, each of which is designed to support our strategic objectives and the long-term interests of our shareholders. Our 2022 NEOs are:


David Solomon
Chairman and CEO


John Waldron
President and COO


Denis Coleman
CFO


Philip Berlinski
Global Treasurer


Kathryn Ruemmler
CLO and General Counsel

2022 Annual NEO Compensation Determinations

The following table shows our Compensation Committee's determinations regarding our NEOs' 2022 annual compensation, as well as 2021 annual compensation information for those who were also NEOs for 2021.

This table is different from the SEC-required 2022 Summary Compensation Table on page 55. Dollar amounts in the following table are shown in millions.

	Year	Total Annual Compensation ($)[a]	Salary ($)	Annual Variable Compensation ($)		Equity-Based Awards	
				Cash	PSUs	% of Annual Variable Comp	% of Total
Executive Leadership Team							
David Solomon Chairman and CEO	2022	25.00	2.00	6.90	16.10	70	64
	2021	35.00	2.00	9.90	23.10	70	66
John Waldron President and COO	2022	23.50	1.85	8.66	12.99	60	55
	2021	33.00	1.85	12.46	18.69	60	57
Denis Coleman CFO	2022	17.00	1.85	6.06	9.09	60	53
Other NEOs							
Philip Berlinski Global Treasurer	2022	10.00	1.50	3.40	5.10	60	51
	2021	17.50	1.11[b]	6.56	9.84	60	56
Kathryn Ruemmler CLO and General Counsel	2022	12.00	1.50	4.20	6.30	60	53
	2021	17.50	1.50	6.40	9.60	60	55

(a) Total annual compensation does not include the value of any previously granted SVC Awards because they are not part of annual compensation. For more information on these one-time, performance-based stock awards, see —*Shareholder Value Creation Awards—A Detailed Look*.

(b) Reflects Mr. Berlinski's effective salary for 2021, which amount takes into account his annualized salary increase to $1.5 million, effective as of September 20, 2021, in connection with his appointment to the Management Committee.

How our Compensation Committee Makes Decisions

Our Compensation Principles	Firmwide Performance	Individual Performance	Market for Talent	Stakeholder Feedback	CRO Input and Risk Management	Regulatory Considerations	Independent Compensation Consultant

Importance of Informed Judgment

To help ensure that our compensation program is appropriately aligned with our long-term strategy, stakeholder expectations and the safety and soundness of our firm, our Compensation Committee, within the structure of our Performance Assessment Framework and in the context of the inputs and factors described below, uses its informed judgment to evaluate, and structured discretion to set, executive compensation.

We believe this balanced approach, which is consistent with industry practice, is appropriate for our firm, and that a more formulaic compensation program would not be in the long-term best interests of our firm, our shareholders and other stakeholders.

- ***Avoids Unintended Consequences and Mitigates Compensation-Related Risk.*** Our business is dynamic and requires us to respond rapidly to changes in our operating environment. As such, our annual compensation program is designed to encourage appropriate prudence by our senior leaders, on behalf of our shareholders and our clients, regardless of prevailing market conditions.

  » We use a Performance Assessment Framework to provide greater definition to, and transparency regarding, the pre-established financial and nonfinancial factors considered by the Compensation Committee to assess the firm's performance in connection with compensation decisions for our NEOs and other senior leaders. However, a strictly formulaic compensation program would not permit adjustments based on less quantifiable factors, such as unexpected external events or individual performance.

- ***Performance-Based Pay Provides Alignment.*** While annual compensation decisions are based on our Compensation Committee's informed judgment and use of structured discretion, the amounts ultimately realized by our NEOs (who received 100% of year-end equity-based pay in PSUs) are subject to ongoing performance metrics and tied to the firm's longer-term stock price (settlement of PSUs and Shares at Risk delivered in respect of PSUs).

Our Compensation Principles

Our Compensation Principles (available at **www.gs.com/corpgov**) underpin all of our compensation decisions, including the Compensation Committee's determination of NEO compensation. The Committee recently undertook a review of our long-standing Compensation Principles, reaffirming the key elements contained therein as well as formally documenting in the principles our existing commitment and practice that compensation should promote a strong risk management and control environment. Key elements of our Compensation Principles include:

Paying for Performance	Encouraging Firmwide Orientation & Culture	Discouraging Imprudent Risk-Taking	Attracting & Retaining Talent
Firmwide compensation should directly relate to firmwide performance over the cycle.	Employees should think and act like long-term shareholders, and compensation should reflect the performance of the firm as a whole.	Compensation should be carefully designed to be consistent with the safety and soundness of our firm. Risk profiles must be taken into account in annual performance reviews, and factors like liquidity risk and cost of capital should also be considered.	Compensation should reward an employee's ability to identify and create value, and the recognition of individual performance should also be considered in the context of the competitive market for talent.
Promoting a Strong Risk Management and Control Environment			

Firmwide Performance

Taking into account our pay-for-performance philosophy, our Compensation Committee places substantial importance on the assessment of firmwide performance when determining NEO compensation.

- During 2019, we developed our initial Performance Assessment Framework to provide greater definition and transparency regarding the key factors considered by the Compensation Committee to assess the firm's performance in connection with compensation decisions for our NEOs and our Management Committee.

  - » The Framework includes an assessment of pre-established financial metrics and nonfinancial factors on a firmwide basis. It also includes business metrics that underpin firmwide performance and serve to inform compensation decisions for the firm's business leaders.

  - » The Framework aligns performance metrics and goals across our most senior leaders and provides a structure to help ensure that our compensation program for our NEOs and Management Committee continues to be appropriately aligned with our long-term strategy, our financial targets, stakeholder expectations and the safety and soundness of our firm. The Framework continues to evolve, as appropriate, to help ensure this purpose is served.

- In February 2022, the Committee adopted financial metrics and nonfinancial factors, each as described below, that informed the 2022 compensation decisions for our NEOs.

The assessment of firmwide performance takes into account a number of factors, including:

- 2022 financial performance, focused on the key metrics set forth in the Performance Assessment Framework, both on an absolute basis and relative to our Peers;

- Progress towards achieving the firm's strategic objectives through a review of a dashboard of KPIs that support our medium-term financial targets; and

- Nonfinancial factors that underpin how our financial results are achieved and support appropriate investment in the firm's future.

Overview of Performance Assessment Framework

		How the Results are Achieved/Investment in the Future		
	Financial Performance	**Clients**	**Risk Management**	**People**

Firmwide	ROE
	ROTE
	Efficiency ratio
	TSR
	BVPS growth
	Pre-tax earnings
	Net revenues
	EPS
	Strategic priorities and KPIs:
	  » Grow and strengthen existing businesses
	  » Diversify our products and services
	  » Operate more efficiently
		Collaboration across the firm in support of *One Goldman Sachs*
		Strength of client feedback
		Broadening share of addressable market
		Progress towards sustainable finance commitments
			Managing reputational risk
			Compliance
			Standing with regulators
			Governance and controls
			Managing operational risk
			Managing risk violations/exceptions
			Capital and liquidity
			360° feedback on risk management, firm reputation and compliance
				Core Values
				Compliance and conduct matters
				Diversity, equity & inclusion (e.g., hiring and representation)
				Attrition
				Leadership pipeline health
				Return to office
				Strategic location headcount and hiring

Individual Performance

An assessment of each NEO's individual performance and achievements is critical to our Compensation Committee's decision-making process, including how each of our NEOs helped to contribute to firmwide performance based on the criteria set forth in the Performance Assessment Framework and other factors, in each case as applicable depending on the NEO's role.



The performance of each of our NEOs is considered against the criteria in the Performance Assessment Framework, as well as evaluated under our 360° Review Process. The 360° Review Process includes confidential input from employees, including those who are senior to (other than for our CEO), peers of and junior to the employee being reviewed. Through the 360° Review Process, our NEOs' performance is assessed across a variety of factors, including risk management and firm reputation, control-side empowerment, judgment, compliance with firm policies, culture contributions, diversity and inclusion, and client focus.

- **Our CEO:** Under the direction of our Lead Director, our Governance Committee evaluated the performance of Mr. Solomon, including consideration of performance pursuant to the Performance Assessment Framework, as well as a summary of his evaluation under the 360° Review Process (see *Corporate Governance—Board Oversight of our Firm—Key Areas of Board Oversight—CEO Performance*). Our Compensation Committee considered this evaluation and discussed Mr. Solomon's performance as part of its discussions to determine his compensation.

- **Other NEOs:** Mr. Solomon discussed with the Governance Committee the performance of our COO and CFO, including consideration of Messrs. Waldron's and Coleman's performance pursuant to the Performance Assessment Framework, as well as a summary of their evaluations under the 360° Review Process. The Compensation Committee similarly considered these evaluations and discussed the performance of Messrs. Waldron and Coleman as part of its discussions to determine their compensation. Messrs. Solomon and Waldron also discussed with the Compensation Committee the performance of our other NEOs, including in respect of the metrics included in the Framework, as well as a summary of their evaluations under the 360° Review Process. In this context, they submitted variable compensation recommendations to the Compensation Committee for our NEOs, but did not make recommendations about their own compensation.

Market for Talent

Our Compensation Committee broadly reviews the competitive market for talent as part of its review of our compensation program's effectiveness in attracting and retaining talent, including to help determine NEO compensation.

- Wherever possible, our goal is to be in a position to appoint people from within the firm to our most senior leadership positions. Our executive compensation program is intended to incentivize our people to stay at Goldman Sachs and to aspire to these senior roles.

To this end, the Committee regularly evaluates our NEO compensation program using benchmarking to help ensure that our senior roles are properly valued, taking into account compensation program design and structure, as well as multi-year financial performance and quantum of NEO pay at our Peers. The Committee may also receive additional benchmarking information with respect to other companies with which the firm competes for talent (e.g., asset managers, S&P 100 companies).

- The Committee performs this evaluation with information and assistance from HCM and the Committee's independent compensation consultant, Meridian Compensation Partners, LLC (Meridian).

- Benchmarking information provided by HCM is obtained from an analysis of public filings by our Controllers and HCM functions, as well as surveys conducted by Willis Towers Watson regarding incentive compensation practices.

Our Peers	
U.S. Peers	**European Peers**
Bank of America Corporation	Barclays PLC
Citigroup Inc.	Credit Suisse Group AG
JPMorgan Chase & Co.	Deutsche Bank AG
Morgan Stanley	UBS Group AG
The Bank of New York Mellon Corporation	
Wells Fargo & Company	

■ In addition, the Compensation Committee (and other Committees as may be applicable in the context of their respective oversight) also receives and considers information on non-executive employee compensation, including information on aggregate compensation, attrition and retention. Annually, the Compensation Committee reviews and approves the equity award terms, including deferral levels, for equity-based awards granted to employees at all levels across the firm. Consistent with our Compensation Principles, employees at certain compensation thresholds receive a portion of their compensation in the form of equity-based awards, which increases as compensation increases, in order to help support employee share ownership and align employee interests with those of long-term shareholders.

Stakeholder Feedback

Engagement has been and continues to be a priority for our Board and management. To this end, we engage extensively with our stakeholders each year (see *Stakeholder Engagement*). This feedback, together with feedback received over the last several years and the results of our annual Say on Pay vote, continues to inform our Board and Compensation Committee actions.

■ Feedback from the Say on Pay vote at the 2022 Annual Meeting (approximately 82% support), including stakeholder engagement in connection with our 2022 Annual Meeting, reflected continued support for our:

✓ Pay-for-performance philosophy

✓ 100% deferral in PSUs for all NEOs and broader Management Committee

✓ PSUs tie compensation for senior leaders to ongoing performance conditions

✓ Rigorous structure of previously granted Shareholder Value Creation Awards (SVC Awards); commitment to maintaining award thresholds despite change in operating environment

✓ Robust risk-balancing features in the compensation program

■ In determining the form, structure and amount of 2022 annual compensation, the Committee took into account this feedback, and discussed and evaluated that a core element of our Compensation Principles—as well as of stakeholder feedback—is paying-for-performance. In light of this, the Compensation Committee and the Board determined to keep the form and structure of annual compensation consistent year-over-year, while lowering 2022 annual variable compensation in consideration of the firm's 2022 performance. In doing so, we have continued our commitment to various best practices (as described below).

In response to stakeholder feedback

Over the last several years, we have made a number of enhancements to our compensation program and restated our commitments to various best practices, including paying-for-performance and using performance-based equity awards to further link pay to longer-term results

Stakeholder Feedback	Compensation Committee Action
Pay-for-Performance Philosophy	✓ **Compensation reflects firm performance**
Limit Use of Time-Based RSUs in Executive Compensation	✓ Continually increased over time the portion of deferral in PSUs. For 2022, all NEOs and continuing Management Committee members continued to receive **100% of deferral in PSUs subject to performance conditions**
Support for High Percentage of Performance-Based Pay and Rigor of Design	✓ 100% of year-end equity for NEOs granted as PSUs, which are subject to **ongoing performance conditions** ✓ Granted **rigorous SVC Awards** in late 2021 or early 2022 (as applicable) to our senior leaders, who have the greatest ability to influence long-term shareholder returns; **maintained award thresholds despite change in operating environment**
High Proportion of European Peers in Peer Group	✓ Conducted Peer group analysis and expanded Peer group with two additional U.S. Peers for PSUs and compensation benchmarking ✓ Relative metrics in SVC Awards based on U.S. Peers only
Support for Robust Risk-Balancing Features	✓ Continued use of risk-adjusted metrics, transfer restrictions, retention requirements and recapture provisions and program alignment across our senior leaders
Transparency Regarding Compensation Committee's Use of Discretion	✓ **Made enhancements to Performance Assessment Framework.** In 2020, added a dashboard for the Compensation Committee to assess progress against key strategic goals and, in 2021, added a People Scorecard to enhance consideration of leadership, culture and values. Framework and metrics reviewed annually and all NEOs individually evaluated pursuant to Framework ✓ **Expanded proxy disclosure** regarding Committee's use of informed judgment and structured discretion on pay decisions ✓ **Eliminated ability** for Compensation Committee to make certain discretionary adjustments to ROE in year-end PSUs; ROE based on as reported metrics
Support for Robust Stakeholder Engagement	✓ Continued **commitment to engagement** by Lead Director and Compensation Committee Chair

CRO Input & Risk Management

Effective risk management underpins everything we do, and our compensation program is carefully designed to be consistent with the safety and soundness of our firm.

- Our CRO presented the annual risk assessment jointly to our Compensation Committee and our Risk Committee in order to assist with the evaluation of our program's design.
  - » This assessment, which is also reviewed by our independent compensation consultant, is focused on whether our program is consistent with regulatory guidance providing that financial services firms should ensure that variable compensation does not encourage imprudent risk-taking.
  - » Our Compensation Committee and our CRO believe that the various components of our compensation program, including compensation plans, policies and practices, work together to balance risk and reward in a manner that does not encourage imprudent risk-taking. For example:

| Compensation is considered based on **risk-adjusted metrics**, such as net revenues and ROE (which are reflected in our Performance Assessment Framework) | Significant portion of pay in **equity-based awards** aligns with long-term shareholder interests | **Transfer Restrictions, Retention Requirements and Stock Ownership Guidelines** work together to align compensation with long-term performance and discourage imprudent risk-taking | **Recapture** provisions mitigate imprudent risk-taking; misconduct or improper risk analysis could result in clawback or forfeiture of compensation |

Regulatory Considerations

Our Compensation Committee also considers regulatory matters and the views of our regulators when determining NEO compensation. To this end, the Committee receives briefings on relevant regulatory developments. See also —*CRO Input & Risk Management*.

Independent Compensation Consultant Input

Our Compensation Committee recognizes the importance of using an independent compensation consulting firm that is appropriately qualified and that provides services solely to our Board and its Committees and not to our firm.

- For 2022, our Compensation Committee received the advice of Meridian. Meridian provided input on our Performance Assessment Framework, our incentive compensation program structure and terms and other compensation matters generally. In addition, they reviewed our CRO's compensation-related risk assessment and our 2022 NEO annual compensation program, including with respect to market context and expectations for Peer compensation, and they provided additional benchmarking information to the Committee.
- Our Compensation Committee determined that Meridian had no conflicts of interest in providing services to the Committee and was independent under the factors set forth in the NYSE rules for compensation committee advisors.

Overview of Annual Compensation Elements and Key Pay Practices

Our Compensation Committee believes the design of our executive compensation program is integral to further our Compensation Principles, including paying-for-performance and effective risk management. In addition, our variable compensation frameworks more broadly govern the variable compensation process for employees who could expose the firm to material amounts of risk (such as our NEOs).

Pay Element	Characteristics	Purpose	2022 Annual Compensation
Base Salary	Annual fixed cash compensation	Provides our executives with a predictable level of income that is competitive to salary at our Peers	For 2022, NEOs received the following annual base salaries: $2.0 million for our CEO, $1.85 million for our COO and CFO and $1.5 million for our other NEOs
Annual Variable Compensation[a]	Cash	Motivates and rewards achievement of company performance and strategic and operational objectives	In 2022, each of our NEOs received a portion of their annual variable compensation (no more than 40%) in the form of a cash bonus
	Equity-Based: *PSUs*	Aligns our executives' interests with those of our shareholders and motivates executives to achieve longer-term performance, and strategic and operational objectives	Each of our NEOs received at least 60% of their annual variable compensation in the form of PSUs

(a) Our NEOs participate in the Goldman Sachs Partner Compensation Plan (PCP), under which we determine variable compensation for all of our PMDs. Previously granted SVC Awards are not part of annual compensation. For more information on these one-time, performance-based stock awards, see —*Shareholder Value Creation Awards—A Detailed Look*.

What We Do

✓ **Engage proactively** with shareholders and other stakeholders

✓ Review and carefully **consider stakeholder feedback** in structuring and determining executive compensation

✓ Grant **equity-based awards subject to ongoing performance metrics as a significant portion** of annual variable compensation for NEOs, as well as our Management Committee

✓ **Align pay with firmwide performance**, including through use of PSUs

✓ Use **Performance Assessment Framework** to assess performance through financial and nonfinancial metrics (e.g., clients, risk management and people-related metrics)

✓ Exercise **informed judgment responsive to the dynamic nature of our business**, including consideration of appropriate risk-based and other metrics in our Performance Assessment Framework

✓ Apply significant shareholding requirements through:

> » **Stock Ownership Guidelines** for Executive Leadership Team

> » **Retention Requirements** for all Management Committee members (including NEOs)

> » **Shares at Risk** for PMDs and managing directors (including NEOs)

✓ Maintain **robust recapture provisions** in our variable compensation award agreements

✓ Provide for annual **assessment by our CRO** of our compensation program to ensure it does not encourage imprudent risk-taking

✓ Use **independent compensation consultant**

What We Don't Do

✗ **No** employment agreements providing for severance pay with our executive officers (including our NEOs)

✗ **No** golden parachutes

✗ **No** guaranteed bonus arrangements with our executive officers

✗ **No** tax gross-ups for our executive officers, except in connection with international assignments and relocations

✗ **No** change to SVC Award thresholds for economic conditions

✗ **No** repricing of underwater stock options

✗ **No** excessive perquisites

✗ **No** ongoing service-based pension benefit accruals for executive officers

✗ **No** hedging transactions or short sales of our Common Stock permitted for any executive officer

2022 Annual Compensation

Our Compensation Committee made its annual compensation determinations for our NEOs in the context of our Compensation Principles, which encompass a pay-for-performance philosophy, and after consideration of the factors set forth in —*How our Compensation Committee Makes its Decisions*.

Compensation reflects our pay-for-performance culture and incentivizes long-term shareholder alignment without undue emphasis on shorter-term results

2022 Annual Compensation for NEOs Reflects Pay-for-Performance Philosophy	
Solid results despite a challenging economic backdrop	**Strong individual performance**
■ Second highest net revenues and full-year EPS as well as double digit returns ■ Year-over-year decline in firm performance, including due to impacts of challenging operating environment ■ Continued progress in many of our strategic initiatives, with more work needed to fully realize longer-term ambitions	■ Effective leadership and set appropriate tone from the top ■ Led ongoing execution of our strategic priorities, including business realignment ■ Commitment to our people strategy, including advancing our culture, diversity and talent development

2022 Firmwide Performance: Delivered Solid Results Despite a Challenging Economic Backdrop

Our Compensation Committee places key importance on the assessment of annual firmwide performance when determining NEO compensation, which is core to our pay-for-performance philosophy.

■ Performance is assessed in a holistic manner and was guided by our Performance Assessment Framework (using metrics determined by our Compensation Committee in February 2022), without ascribing specific weight to any single factor or metric, as we continue to believe that a formulaic compensation program would not be in the best interests of our firm or our shareholders.

■ **In reviewing financial performance for 2022, the Committee received absolute and relative financial metrics and considered the comparison to the firm's record 2021 performance. They also took into account a variety of other firmwide and business specific metrics, as well as the context of the broader operating environment and the challenging economic backdrop during 2022.**

■ In addition, the Committee also considered how 2022 results were achieved, including how the firm continued to invest in its future and how each NEO and each business contributed to the various client, risk management, and people-related strategies and goals set forth in the Framework, including as described in —*2022 Individual Performance*.

The execution and evolution of the firm's long-term growth strategy was also central to our Compensation Committee decisions for 2022 compensation.

■ **Our NEOs, and in particular our Executive Leadership Team, drove the continued execution of our strategic plan throughout 2022 and made important decisions to evolve the firm's strategy in line with our long-term goals.** While continued progress was made, there is more work needed to fully realize our longer-term ambitions. Pursuant to the Performance Assessment Framework, the Committee considered progress towards achieving our strategic goals in 2022 by reviewing a dashboard of progress across various KPIs.

» In this regard, the Committee took into account our NEOs' clear focus on our strategic realignment, which is intended to strengthen our businesses and improve our efficiency.

■ Each of our NEOs also focused on the continued implementation of an operating approach that delivers *One Goldman Sachs* to our clients, is underscored by a multi-year financial-planning process, invests in new and existing businesses and enhances accountability and transparency.

The Committee continues to focus on ensuring that the structure and amount of our NEO compensation appropriately incentivizes our NEOs to continue to build long-term, sustainable growth and to achieve our financial targets, without undue emphasis on shorter-term results.

- For example, each of our NEOs receives at least 60% of his or her variable compensation in equity-based awards that promote alignment with long-term shareholder interests.

- Further, equity-based awards for our continuing Management Committee members, including for our NEOs, are all in the form of PSUs, resulting in a significant portion of compensation for our most senior leaders being subject to ongoing performance metrics.

Assessment of 2022 Firmwide Performance				
Financial performance	**ROE** 10.2%	**ROTE[a]** 11.0%	**Net Revenues** $47.4 billion (*2nd highest full-year net revenues*)	**EPS** $30.06 (*2nd highest full-year EPS*)
	Pre-Tax Earnings $13.5 billion	**Efficiency Ratio** 65.8%	**1-Year TSR** -7.9%	**BVPS Growth** 6.7% YoY

Progress Across our Strategic Goals	
Grow and strengthen existing businesses	■ Reported record net revenues in FICC financing and Equities financing, enhancing durability of revenues ■ Ranked #1 in worldwide announced and completed M&A[b]; grew wallet share across Global Banking & Markets[c] ■ Increased AUS by $77 billion[d] in 2022, including long-term net inflows of $50 billion, resulting in record AUS of $2.5 trillion
Diversify our products and services	■ Continued building Transaction banking capabilities, with $70 billion in deposits at 2022 year-end ■ Continued to drive third-party alternatives fundraising, with gross third-party alternatives fundraising across strategies of $72 billion in 2022 ■ Focus on Workplace and Personal Wealth channel ■ Net interest income increased 19% year-over-year for 2022
Operate more efficiently	■ Diversified funding mix; increased deposits by approximately $23 billion year-over-year, reflecting growth in private bank and consumer deposits and transaction banking deposits ■ Continued to expand presence in strategic locations and make ongoing investments in automation and infrastructure

(a) For a reconciliation of this non-GAAP measure to the corresponding GAAP measure, please see *Annex A: Calculation of Non-GAAP Measures*.

(b) Source: Dealogic.

(c) 2022 wallet share vs. 2019 wallet share. Based on reported revenues for Advisory, Equity underwriting, Debt underwriting, FICC and Equities. Total wallet includes GS, JPM, C, MS, BAC, UBS, BARC, CS, DB.

(d) Includes net inflows from acquisitions/(dispositions) of $316 billion, substantially all from the acquisition of NN Investment Partners.

2022 Individual Performance

- The Committee assesses how each NEO's individual performance (highlights of which are set forth below) contributed to the firm's overall performance, including execution of our long-term strategy as well as how each NEO exhibited effective leadership and set the tone-at-the-top in the stewardship of our culture and Core Values.

- The Committee also considers the metrics and factors described in our Performance Assessment Framework (e.g., clients, risk management and people-related metrics), including assessments of each NEO against the criteria in the Framework and other factors, in each case as applicable dependent on each NEO's role.



David Solomon

Chairman and CEO

Key Responsibilities

As Chairman and CEO, Mr. Solomon is responsible for leading our business operations and overseeing our firm, leading development and implementation of corporate policy and strategy and serving as primary liaison between our Board and our firm and as a primary public face of our firm.

2022 Annual Compensation



8% base salary

28% variable cash compensation

$25M

64% PSUs

Equity-based compensation represented 70% of 2022 annual variable compensation, paid 100% in PSUs subject to ongoing performance metrics.

Key Performance Highlights

Mr. Solomon displayed strong and effective leadership of our firm during 2022, exhibiting relentless focus on our forward strategy, including the announced evolution thereof, driving strong financial performance despite a challenging operating environment and displaying an authentic commitment to our people and culture, clients, shareholders and broader stakeholders.

Mr. Solomon's 2022 dashboard:

Clients

- Actively drove our forward strategic plan, including to:
  - » Champion client centricity, including ongoing execution of our *One Goldman Sachs* approach
  - » Strategically realign and re-organize revenue businesses
  - » Narrow the firm's ambitions for its direct-to-consumer strategy
  - » Continue to capitalize on opportunities to expand addressable markets and provide differentiated client service
  - » Exhibit commitment to ongoing transparency with 2023 Investor Day
- Displayed unwavering commitment to client engagement, delivering consistent, personal engagement with leaders of clients across the globe and regularly participating in group client and industry events
- Drove sustainability strategy, in particular to further accelerate and operationalize associated commercial capabilities to serve our clients

Risk Management

- Emphasizing the importance of an appropriate risk management and control environment
- Instilling a strong focus on the management of financial and nonfinancial risks
- Continued strong engagement with our regulators and top government officials, both in the U.S. and globally
- Worked closely with the Board and CRO to manage the firm's Russia exposure, including with respect to our commitment to unwind our onshore business in response to Russia's invasion of Ukraine

People

- Continued to reinforce our culture and Core Values and advance our people strategy, including by:
  - » Reinvigorating focus on the firm's culture and continued emphasis on our employees' responsibility to protect and foster integrity, encourage escalation and hold themselves and others to the highest standards of conduct
  - » Sponsoring our people and talent initiatives, including progressing towards aspirational diversity goals, developing next generation talent, promoting internal mobility efforts and enhancing wellness offerings
  - » Leading firmwide and external dialogue on important social topics, such as the firm's diversity, equity and inclusion strategy and commitment to sustainable finance and climate transition
  - » Visiting our offices across the globe to host internal events and underscore the value of "Return to Office" and the firm's people and culture
  - » Recruiting various strategic hires and appointing key PMDs to focus on innovation and execution of the firm's strategy



John Waldron

President and COO

Key Responsibilities

As President and COO, Mr. Waldron's responsibilities include managing our day-to-day business, executing our firmwide strategy and other priorities and closely collaborating with our senior management team across the breadth of the firm's operations, as well as engaging with, and serving as a liaison to, our clients.

2022 Annual Compensation



8% base salary

37% variable cash compensation

$23.5M

55% PSUs

Equity-based compensation represented 60% of 2022 annual variable compensation, paid 100% in PSUs subject to ongoing performance metrics.

Key Performance Highlights

During 2022, Mr. Waldron displayed dedicated focus on the execution and evolution of our firm's forward strategy and driving progress towards our execution priorities with a continued attention to enhancing our expense discipline. In doing so, he provided robust leadership for the firm's businesses and operations while continuing extensive client engagement.

Mr. Waldron's 2022 dashboard:

Clients

- Continued dedicated focus on our *One Goldman Sachs* strategy, including by promoting collaboration access our businesses and actively engaging with clients
- Actively assessed key client franchises across the firm and established working groups to drive progress for key cross-business client channels
- Drove execution and evolution of our forward strategy, including by:
  - » Actively managing revenue, control, finance and operating functions in pursuit of the firm's strategy
  - » Driving execution priorities, growth initiatives and achievement of KPIs in close partnership with business and functional leaders across the firm
  - » Overseeing operating efficiency initiatives, including continued optimization of organizational structure and progressing automation efforts
  - » Overseeing firmwide integration efforts in respect of our strategic realignment and new operating segments

Risk Management

- Collaborated closely with control, financing and operating teams with a focus on financial and nonfinancial risk management and efficient management of resource consumption and capital allocation firmwide, as well as to sponsor assessments of first-line controls, roles and responsibilities
- Assumed co-chair role (alongside CRO) of the Enterprise Risk Committee, with a focus on enhancing the monitoring and review of risk across the firm
- Oversaw reputational risk management as chair of the Firmwide Reputational Risk Committee
- Significant attention to evolution of our China strategy in the context of evolving market and geopolitical landscape

People

- Drove continued focus on the firm's location strategy
- Sponsored major people and talent initiatives, including:
  - » Continuing to enhance the firm's leadership pipeline review process and related leadership development education and other initiatives
  - » Sponsoring Partnership Committee efforts to invest in culture, connectivity and talent development
  - » Sponsoring diversity, equity and inclusion networks and initiatives across the firm
  - » Leading PMD selection process



Denis Coleman

CFO

Key Responsibilities

As CFO, Mr. Coleman is responsible for managing the firm's overall financial condition, as well as financial analysis and reporting. In addition, he oversees various control functions, operations and technology and closely collaborates across our senior management team, including on issues relating to risk management and firmwide operations.

2022 Annual Compensation



11% base salary

36% variable cash compensation

$17M

53% PSUs

Equity-based compensation represented 60% of 2022 annual variable compensation, paid 100% in PSUs subject to ongoing performance metrics.

Key Performance Highlights

In 2022, Mr. Coleman successfully transitioned to his role as CFO, providing strong oversight of the firm's capital, liquidity and balance sheet to support the execution of the firm's strategic and operational goals with an enduring focus on ensuring the financial safety and soundness of the firm.

Mr. Coleman's 2022 dashboard:

Clients

- Actively engaged with clients in partnership with business leaders
- Focused on ensuring the firm had appropriate capital, liquidity and balance sheet to prudently deploy towards franchise activity as well as future growth

Risk Management

- Actively managed the firm's financial resources, including to:
  - » Manage capital and liquidity through market volatility while ensuring sufficient capacity to meet internal and regulatory requirements
  - » Focus on enhancing expense discipline across our businesses
  - » Deploy resources to strategic opportunities
- Engaged in ongoing dialogue with key regulators and strategic government officials, including with respect to the firm's navigation of global macro events
- Collaborated with the CEO and COO on the execution of our strategic realignment, including oversight of implications for our financial reporting
- Drove significant focus on maintaining and further enhancing the strength of the firm's control functions and emphasized the importance of an appropriate control environment
- Oversaw the firm's efforts to manage the firm's Russia exposure in response to Russia's invasion of Ukraine
- Served as Vice Chair of the Enterprise Risk Committee and as Co-Chair of the Firmwide Asset Liability Committee

People

- Engaged with our people across the firm in support of his transition to CFO
- Regularly convened leadership across control, finance and operating functions to enhance alignment and collaboration
- Championed the firm's people, cultural and talent initiatives, including through participation in the PMD selection process, leadership pipeline reviews and various other key programs



Philip Berlinski

Global Treasurer

Key Responsibilities

As Global Treasurer, Mr. Berlinski is responsible for overseeing the firm's Corporate Treasury function, which manages the firm's liquidity, payments, funding, balance sheet and capital to maximize net interest income and return on equity through liability planning and execution, financial resource allocation, asset liability management and liquidity portfolio management. Mr. Berlinski also serves as CEO of Goldman Sachs Bank USA.

2022 Annual Compensation



15% base salary

34% variable cash compensation

$10M

51% PSUs

Equity–based compensation represented 60% of 2022 annual variable compensation, paid 100% in PSUs subject to ongoing performance metrics.

Key Performance Highlights

During 2022, Mr. Berlinski effectively managed the firm's liquidity position through continued market volatility, appropriately balancing his technical responsibilities while supporting business growth in our core franchises, as well as focusing on enhancing the firm's strategy for conducting activity in our banking entities.

Mr. Berlinski's 2022 dashboard:

Clients

■ Focused on ensuring the firm has appropriate liquidity to support franchise activity as well as future growth
■ Engaged with a range of firm clients and fixed income investors

Risk Management

■ Successfully managed the firm's liquidity position through continued market volatility throughout the year, including in connection with Russia's invasion of Ukraine, and ensured sufficient liquidity to meet internal and regulatory needs
■ Progressed critical liquidity optimization management initiatives, including to:
  » Achieve medium-term target of optimizing the firm's unsecured funding mix via deposit growth channels
  » Reduce need for benchmark issuances
  » Deliver enhanced liquidity projections
■ Reduced interest expense through funding diversification, product innovation and efficiency optimization
■ Continued progress on the migration of businesses to Bank entities with a focus on enhancing Bank governance and oversight
■ Represented the firm by leading G-SIB Treasurer discussions on markets, liquidity and regulations with key regulators and policy-makers
■ Served as Co-Chair of the Firmwide Asset Liability Committee

People

■ Focused on supporting and implementing the firm's people strategy goals in Corporate Treasury. In doing so, he partnered with HCM to invest in our people, develop our managers as coaches, strengthen our culture and advance diversity and inclusion



Kathryn Ruemmler
CLO and General Counsel

Key Responsibilities

As CLO and General Counsel, Ms. Ruemmler leads the firm's Legal department, providing oversight for the firm's legal affairs worldwide, and oversees the Compliance and Conflicts Resolution Group, which oversight serves to enhance collaboration across these disciplines and ensure a consistent approach to addressing the legal, compliance and reputational risk issues facing the firm.

2022 Annual Compensation*



13% base salary

35% variable cash compensation

$12M

53% PSUs

Equity-based compensation represented 60% of 2022 annual variable compensation, paid 100% in PSUs subject to ongoing performance metrics.

* Percentages do not sum to 100% due to rounding.

Key Performance Highlights

In 2022, Ms. Ruemmler exhibited exceptional judgment and provided sound counsel to the firm across a breadth of matters, utilizing decisive decision-making over various legal and regulatory matters of importance to the firm and enhancing collaboration and synergies across the Legal, Compliance and Conflicts Resolution functions.

Ms. Ruemmler's 2022 dashboard:

Risk Management

- Key advisor to the firm across a broad range of legal, reputational and regulatory matters, including in her oversight of the firm's litigation and enforcement strategy
- Leader of continued efforts to refine and improve our organizational structure and fulfill our ongoing responsibility to continually enhance the control functions, including by bringing together and enhancing collaboration and synergies across the Legal, Compliance and Conflicts Resolution functions
- Significant focus on the management of reputational risk, including as Co-Vice Chair of the Firmwide Reputational Risk Committee
- Continued responsibility for executive oversight of the firm's 1MDB-related remediation program, including providing updates to the 1MDB Remediation Special Committee

People

- Invested substantial time and thought leadership as chair of the Firmwide Conduct Committee, focusing on ensuring that our cultural expectations are well communicated across the firm and developing and launching leadership, culture and values educational programs for all PMDs and managing directors
- Focused on supporting and implementing the firm's people strategy goals across Compliance, Legal and Conflicts Resolution, including with respect to "Return to Office" and diversity, equity and inclusion matters

Equity-Based Variable Compensation Elements of Annual Compensation—A More Detailed Look

We believe it is important to pay a significant portion of our annual variable compensation in equity-based awards. To this end, for 2022 annual compensation, 70% of Mr. Solomon's and 60% of all other NEOs' variable compensation was paid 100% in PSUs.

The use of PSUs as a consistent form of equity-based compensation across our NEOs and our broader Management Committee serves to align the compensation structure across our most senior leaders and further ties compensation for this population to ongoing performance metrics.

Our equity-based variable compensation is subject to various robust risk-balancing features, as described more fully in —*Other Compensation Policies and Practices*. Treatment upon a termination of employment or change in control is described more fully in —*Executive Compensation—Potential Payments upon Termination or Change in Control*.

Year-End PSUs—Overview of Material Terms

- PSUs provide recipients with annual variable compensation that has a metrics-based outcome. The ultimate value paid to the NEO is subject to firm performance both through stock price and a metrics-based structure. ROE is used because it is a risk-based metric that is an important indicator of the firm's operating performance and is viewed by many stakeholders as a key performance metric.

- PSUs will be paid at 0-150% of the initial award based on our average ROE over 2023-2025, using absolute and relative metrics as described in the below table.

3-Year Average Absolute ROE	% Earned		3-Year Average Relative ROE	% Earned[a]
<5%	0%		<25th percentile	25%
5% to <16%	Based on relative ROE; see scale at right		25th percentile	50%
			60th percentile	100%
≥16%	150%		≥75th percentile	150%

  (a) % earned is scaled if performance is between specified thresholds; payout is automatically capped at 100% if 3-year average GS ROE is between 5% and 6%.

- PSU performance thresholds for PSUs granted in January 2023 (for 2022 year-end compensation) were unchanged year-over-year. Our Compensation Committee continues to believe these thresholds are appropriate to incentivize senior management to achieve our strategic goals and enhance long-term shareholder value. Thresholds will continue to be reviewed annually in connection with annual compensation decisions.

- PSUs granted in January 2023 will be settled in 2026. For the CEO, COO and CFO, PSUs will be settled 50% in cash based on the average closing price of our Common Stock over a ten-trading-day period and 50% in Shares at Risk. For our other NEOs, PSUs will settle 100% in shares of Common Stock, substantially in the form of Shares at Risk.

- For purposes of the relative ROE metric, for PSUs granted in January 2023, our Peers consist of Bank of America Corporation; Citigroup, Inc.; JPMorgan Chase & Co.; Morgan Stanley; The Bank of New York Mellon Corporation; Wells Fargo & Company; Barclays PLC; Credit Suisse Group AG; Deutsche Bank AG; and UBS Group AG. Our Compensation Committee believes that these Peers appropriately and comprehensively reflect those firms that have a major presence across our collection of scaled businesses and that have regulatory requirements (such as with respect to capital) similar to ours.

- Average ROE is the average of the annual ROE for each year during the performance period.

  » Annual ROE for the firm is calculated as annualized net earnings applicable to common shareholders divided by average common shareholders' equity, as publicly reported by Goldman Sachs in its annual report, and rounded to one decimal place.

  » For purposes of determining ROE of our Peers with respect to the PSUs' relative metrics, annual ROE is as reported in the Peer company's publicly disclosed annual report, rounded to one decimal place.

- In certain circumstances (e.g., a merger, change in corporate structure or other similar corporate transaction) that result in a substantial change in a Peer company's business or revenue mix, the Committee may adjust the Peer group and/or make such other equitable adjustments as the Committee deems appropriate.

- Certain adjustments (e.g., to a Peer company's ROE for purposes of the relative ROE calculation) will be based on publicly disclosed financial information.

- Each PSU granted to our NEOs includes a cumulative dividend equivalent right payable only if and when that PSU is earned.

- PSUs granted to our NEOs who meet certain age and service requirements on the grant date have no additional service-based vesting requirement; however, all PSUs are subject to various robust risk-balancing features, as described in —*Other Compensation Policies and Practices* below.

- For information on the vesting and settlement of Messrs. Solomon's and Waldron's 2018 year-end PSUs during 2022, see —*Executive Compensation—2022 Stock Vested*.

Shareholder Value Creation Awards—A Detailed Look

As previously disclosed, the non-employee members of our Board, upon the recommendation of our independent Compensation Committee, granted SVC Awards to Messrs. Solomon and Waldron in October 2021 and more broadly to members of our Management Committee, including Messrs. Coleman and Berlinski and Ms. Ruemmler, in January 2022.

SVC Awards were designed to address **three key objectives** and **align the incentive structure** across our most senior leaders.

1 Align compensation with rigorous performance thresholds that drive long-term shareholder value creation

» Even at maximum payout, awards represent ~55 basis points of the total shareholder value (from the time of grant) that would be created by achieving the TSR goals

2 Ensure leadership continuity over the next 5+ years in the next phase of our growth strategy

» The Board believes that senior management's leadership and vision will continue to be critical in driving the firm's progress

3 Enhance retention in response to the increasing competition for talent in the current environment

» Recent experience shows significant opportunities for our senior leadership in less traditional sectors of the financial industry

- While SVC Awards were originally granted to only Messrs. Solomon and Waldron in October 2021, the Board expanded these awards more broadly to members of the Management Committee in January 2022 in response to shareholder feedback regarding the importance of broadening the scope of the awards' key objectives across our senior leadership team. We believe this will further enhance collaboration and teamwork.

As we already committed, the previously granted SVC Awards were not part of annual compensation and will not be awarded on a regularly recurring basis. 2022 annual compensation was determined based on the factors described in —*How our Compensation Committee Makes Decisions* and —*2022 Annual Compensation* above.

Key Terms of our NEOs' SVC Awards

Grant Details	*Form:* Performance stock units *Amount of Award/Grant Date*[a] ■ October 21, 2021: Mr. Solomon - $30 million ($17.0 million grant date fair value; 73,264 performance stock units); Mr. Waldron - $20 million ($11.4 million grant date fair value; 48,843 performance stock units) ■ January 28, 2022: Mr. Coleman - $10 million ($3.3 million grant date fair value; 24,422 performance stock units); Mr. Berlinski and Ms. Ruemmler - $7 million each ($2.3 million grant date fair value; 17,095 performance stock units) *Conversion Price:* The number of performance stock units was calculated using a conversion price of $409.48, the 5-day average closing price from October 15 - 21, 2021

TSR Thresholds (Absolute & Relative)	**Cumulative Absolute TSR Goals**	**% of Target Earned**		**Relative TSR Goals**	**% of Target Earned**
	≥75%	75%	**+**	≥80th percentile	75%
	60%	50%		65th percentile	50%
	47%	25%		40th percentile	25%
	<47%	0%		<40th percentile	0%

	Performance-based vesting for the SVC Awards is based 50% on absolute TSR goals and 50% on relative TSR goals, all of which have been pre-established by the Board. As of the time of grant, with respect to absolute TSR goals, the resulting stock price plus dividends would have been approximately, in each case, $602 at 47%, $655 at 60% and $717 at 75%. For reference, as of the initial grant in October 2021, our highest closing stock price was $419.69. The overall payout percentage of the SVC Awards will equal the sum of the percentage of Target Earned under each of the Cumulative Absolute TSR Goals and Relative TSR Goals. Amounts earned are determined by linear interpolation if results are between the TSR goals (both absolute and relative).

Peer Group for Relative Thresholds	U.S. Peers: BAC, C, JPM, MS, BK, WFC

Achievement of Thresholds	■ Absolute TSR: Highest average closing price of GS stock for any 30 consecutive trading days during performance period ■ Relative TSR: 30-day average closing price prior to beginning and end of performance period

Performance Period and Vesting	Vesting will occur over a five-year performance period beginning on October 21, 2021, subject to continuous service until the end of the five-year performance period, with limited exceptions provided in the applicable award agreement and the SIP, such as death and disability.

Form of Settlement	Any amounts earned under the SVC Awards are settled 100% in shares of Common Stock that will deliver at the end of the five-year performance period.

Transfer Restrictions	Any shares earned will be Shares at Risk subject to transfer restrictions for one year after delivery, and will also be subject to forfeiture and clawback provisions, including recapture for events constituting "Cause," for failing to perform obligations under any agreement with Goldman Sachs, participating in (or otherwise overseeing or being responsible for, depending on the circumstances, another individual's participation) materially improper risk analysis or failing sufficiently to raise concerns about risks during the performance period (see —*Other Compensation Policies and Practices*).

(a) Grant date fair value for SVC Awards is determined by multiplying the target number of SVC Awards by the closing price per share of Common Stock on the NYSE on the grant date, and applying a discount related to the probability of achieving the award's goals and transfer restrictions on the Common Stock underlying these awards.

Other Compensation Policies and Practices

Robust Risk-Balancing Features

Compensation granted to our NEOs is subject to various long-standing risk-balancing features, including the use of Shares at Risk, retention requirements and, for our Executive Leadership Team, additional stock ownership guidelines.

■ **Shares at Risk:** Shares delivered pursuant to our equity-based awards generally deliver in the form of "Shares at Risk." Shares at Risk are shares (after applicable tax withholding) that are subject to transfer restrictions as follows:

» For PSUs granted as part of annual compensation, calculated based on the grant date (for 2022 Year-End PSU awards granted in January 2023, Shares at Risk will be subject to transfer restrictions through January 2027).

» For SVC Awards, Shares at Risk will be subject to transfer restrictions for one year after delivery (through October 2027) of any shares of Common Stock that are earned.

Transfer restrictions generally prohibit the sale, transfer, hedging or pledging of underlying Shares at Risk, even if the NEO leaves our firm (subject to limited exceptions). See —*Executive Compensation—Potential Payments upon Termination or Change in Control* for more detail.

- **Retention Requirements:** Pursuant to our internal policy applicable to members of our Management Committee, each of our NEOs is subject to retention requirements with respect to shares of Common Stock received in respect of equity awards:

  » Our CEO is required, for so long as he holds such position, to retain (directly or indirectly through estate planning entities) at least 75% of the shares of Common Stock granted (net of payment of any withholding taxes) as compensation (After-Tax Shares) since becoming CEO.

  » Similarly, each of our COO and CFO (directly or indirectly through estate planning entities) is required, for so long as he holds such position, to retain at least 50% of After-Tax Shares granted as compensation since being appointed to such position.

  » Our other NEOs are required, for so long as they serve on the firm's Management Committee, to retain at least 25% of After-Tax Shares granted as compensation since being appointed to the Management Committee.

- **Stock Ownership Guidelines:** In addition, our Executive Leadership Team is subject to additional stock ownership guidelines that supplement the retention requirements. These guidelines provide that:

  » Our CEO must retain beneficial ownership of a number of shares of Common Stock equal in value to 10x his base salary for so long as he remains our CEO.

  » Each of our COO and CFO must retain beneficial ownership of a number of shares of Common Stock equal in value to 6x his base salary for so long as he remains in such position at the firm.

  » Transition rules apply in the event that an individual becomes newly appointed to one of these positions subject to these guidelines.

  » Messrs. Solomon and Waldron met these stock ownership guidelines in 2022; Mr. Coleman, who became CFO on January 1, 2022, utilized the transition rule under our guidelines.

- **Recapture Provisions:** We have a long-standing practice of including robust recapture provisions in our variable compensation award agreements. To this end, we maintain several conduct-related recapture rights, as set forth below, which in many cases include both forfeiture and clawback rights (collectively, Recapture):

	Cause	Failure to Consider Risk
Who	Each employee who receives equity-based awards as part of his or her year-end compensation (since IPO)	Each employee who receives equity-based awards as part of his or her year-end compensation (since 2009 year-end)
Application	If such employee engages in conduct constituting "cause," including: ■ Conviction in a criminal proceeding on certain misdemeanor charges, on a felony charge or an equivalent charge; ■ Engaging in employment disqualification conduct under applicable law; ■ Willful failure to perform his or her duties to the firm; ■ Violation of any securities or commodities laws, rules or regulations of any relevant exchange or association of which the firm is a member; ■ Violation of any of our policies concerning hedging, pledging or confidential or proprietary information, or materially violates any other of our policies; ■ Impairing, impugning, denigrating, disparaging or reflecting negatively upon our name, reputation or business interests; or ■ Engaging in conduct detrimental to the firm	If, during the time period specified in the award agreement, such employee participated (or otherwise oversaw or was responsible for, depending on the circumstances, another individual's participation) in the structuring or marketing of any product or service, or participated on behalf of the firm or any of its clients in the purchase or sale of any security or other property, in any case without appropriate consideration of the risk to the firm or the broader financial system as a whole (e.g., where such employee has improperly analyzed such risk or where they failed sufficiently to raise concerns about such risk), and, as a result of such action or omission, the Compensation Committee determines there has been, or reasonably could be expected to be, a material adverse impact on the firm, the employee's business unit or the broader financial system
What	All outstanding PSUs, RSUs, SVC Awards and Shares at Risk at the time "cause" occurs	All equity-based awards (e.g., PSUs, RSUs, SVC Awards and underlying Shares at Risk) covered by the specified time period (e.g., the year for which the award was granted or, for SVC Awards, the entire performance period)

- Pursuant to these Recapture provisions, if, after delivery, payment or release of transfer restrictions, we determine that a forfeiture event had previously occurred, we can require repayment to the firm of the award (including amounts withheld to pay withholding taxes) and any other amounts paid or delivered in respect thereof.

- Our Compensation Committee adopted a comprehensive, standalone clawback policy in January 2015 that applies to each member of our Executive Leadership Team and generally permits recovery of awards (including equity-based awards and underlying Shares at Risk).

  » Among other things, the clawback policy expands our Recapture rights if the events covered by the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley) occur, applying such provision to all variable compensation (whether cash- or equity-based) paid to any member of our Executive Leadership Team, even though the Sarbanes-Oxley provision on which the Policy is based requires that such a clawback apply only to our CEO and CFO.

- In addition, our equity-based awards and underlying Shares at Risk (in each case as applicable) granted to our NEOs also provide for Recapture if:

  » Our firm is determined by bank regulators to be "in default" or "in danger of default" as defined under the Dodd-Frank Wall Street Reform and Consumer Protection Act, or it fails to maintain for 90 consecutive business days the required "minimum Tier 1 capital ratio" (as defined under Federal Reserve Board regulations) (except with respect to Mr. Coleman's 2021 U.K. RSUs, defined below);

  » The NEO associates with any business that constitutes a Covered Enterprise (as defined in —*Executive Compensation—Potential Payments upon Termination or Change in Control*) (except with respect to Mr. Coleman's 2021 U.K. RSUs, defined below);

  » The NEO solicits our clients or prospective clients to transact business with a Covered Enterprise or refrain from doing business with us or interferes with any of our client relationships (except with respect to Mr. Coleman's 2021 U.K. RSUs, defined below);

  » The NEO solicits certain employees of the firm (except with respect to Mr. Coleman's 2021 U.K. RSUs, defined below); or

  » The NEO fails to perform obligations under any agreement with us.

Hedging Policy; Pledging of Common Stock

Our executive officers (including our NEOs) and non-employee directors are prohibited from hedging any shares of our Common Stock, even shares they can freely sell, for so long as they remain executive officers or non-employee directors, as applicable. In addition, our NEOs, non-employee directors and all other employees are prohibited from hedging or pledging their equity-based awards. Our employees, other than our executive officers, may hedge only shares of our Common Stock that they can otherwise sell. However, they may not enter into uncovered hedging transactions or "short" sales of our Common Stock. Additionally, employees may not act on investment decisions with respect to our Common Stock, except during applicable "window periods." The restrictions described above also generally apply to such individual's immediate family, household members and dependents. In addition, none of our executive officers or non-employee directors has any shares of Common Stock subject to a pledge.

Qualified Retirement Benefits

During 2022, each NEO other than Mr. Berlinski participated in The Goldman Sachs 401(k) Plan (401(k) Plan), which is our U.S. broad-based tax-qualified retirement plan. In 2022, these individuals were eligible to make pre-tax and/or "Roth" after-tax contributions to our 401(k) Plan and receive a dollar-for-dollar matching contribution from us on the amount they contributed, up to a maximum of $12,500. For 2022, these individuals each received a matching contribution of $12,500. Mr. Berlinski has not participated in the U.K. defined contribution arrangement, known as LifeSight (the U.K. Defined Contribution Arrangement) since July 2019, when he relocated on assignment to the U.S. The firm provides overseas employees who can no longer participate in the U.K. Defined Contribution Arrangement with an annual payment in lieu of his or her participation. The amount of this payment for 2022 for Mr. Berlinski was $21,744, which is approximately equal to the firm's annual cost in respect of participation in the U.K. Defined Contribution Arrangement.

Perquisites and Other Benefits

Our NEOs received in 2022 certain benefits that are considered "perquisites" for purposes of the SEC rules regarding compensation disclosure. While our Compensation Committee was provided with the estimated value of these items, it determined, as in prior years, not to give these amounts significant consideration in determining our NEOs' 2022 variable compensation.

During 2022, we made available to each of our Executive Leadership Team a car and driver and, in some cases, other services, including for security. We also offered our NEOs benefits and tax counseling services, generally provided or arranged by our subsidiary, The Ayco Company, L.P. (Ayco), to assist them with tax and regulatory compliance and to provide them with more time to focus on the needs of our business.

Our NEOs participate in our executive medical and dental program and receive executive life insurance while they remain PMDs. Our NEOs also receive long-term disability insurance coverage. Our NEOs (and their covered dependents) are also eligible for a retiree healthcare program and receive certain other perquisites, some of which have no incremental cost to us.

At our request, Mr. Coleman relocated from London to our New York office in 2021, and Mr. Berlinski did so in 2019. To this end, during 2022, consistent with our standard Global Mobility Services programs, Messrs. Coleman and Berlinski received international assignment relocation benefits and tax equalization and/or protection payments, as applicable, in connection with their respective arrangements. See "All Other Compensation" and footnote (e) in —*Executive Compensation—2022 Summary Compensation Table*.

Section 162(m)

Section 162(m) of the Internal Revenue Code limits the tax deductibility of executive compensation paid to each of our "covered employees" to $1 million. In setting 2022 executive compensation, our Compensation Committee considered the factors identified in more detail in —*How our Compensation Committee Makes Decisions* and did not take this limit on deductibility into account.

GS Gives

As a key element of the firm's overall impact investing platform, we established our *GS Gives* program to coordinate, facilitate and encourage global philanthropy by our PMDs. During 2021, the firm made contributions that supported an approximately $170 million 2022 GS Gives program.

GS Gives underscores our commitment to philanthropy through diversified and impactful giving, harnessing the collaborative spirit of the firm's partnership while also inspiring our firm's next generation of philanthropists. We ask our PMDs to make recommendations of not-for-profit organizations to receive grants from the firm's contributions to *GS Gives*. *GS Gives* has made approximately $2.2 billion in grants and partnered with over 9,000 not-for-profit organizations supporting 140+ countries around the world since its inception.

Grant recommendations from our PMDs help to ensure that *GS Gives* invests in a diverse group of charities that improves the lives of people in communities around the world. We encourage our PMDs to make recommendations of grants to organizations consistent with *GS Gives*' mission of fostering innovative ideas, solving economic and social issues and enabling progress in underserved communities globally. *GS Gives* undertakes diligence procedures for donations and has no obligation to follow recommendations made to us by our PMDs.

In 2022, *GS Gives* accepted the recommendations of over 500 current and retired PMDs and granted over $219 million to over 2,800 not-for-profit organizations around the world. *GS Gives* made grants in support of a broad range of large-scale initiatives, including relief efforts in Ukraine, the Analyst Impact Fund and a partnership benefiting food insecure families. Amounts recommended by our NEOs in 2022 for donation by *GS Gives* were: Mr. Solomon – $4 million; Mr. Waldron – $3.5 million; Mr. Coleman – $3 million; Mr. Berlinski – $1 million; and Ms. Ruemmler – $1 million.

Executive Compensation

The 2022 Summary Compensation Table below sets forth compensation information relating to 2022, 2021 and 2020. However, in accordance with SEC rules, compensation information for certain NEOs is only reported beginning with the year that such executive became an NEO. For a discussion of 2022 annual NEO compensation, please read —*Compensation Discussion and Analysis* above.

Pursuant to SEC rules, the 2022 Summary Compensation Table is required to include for a particular year only those equity-based awards granted <u>during</u> that year, rather than awards granted after year-end, even if awarded for services in that year. SEC rules require disclosure of cash compensation to be included in the year <u>earned</u>, even if payment is made after year-end.

Generally, we grant equity-based awards and pay any cash variable compensation for a particular year shortly after that year's end. As a result, annual equity-based awards and cash variable compensation are disclosed in each row of the table as follows:

2022
- "Bonus" is cash variable compensation for **2022**
- "Stock Awards" are:
  - » PSUs awarded for **2021** (referred to as 2021 Year-End PSUs), including PSUs awarded to Mr. Coleman for **2021** that satisfy U.K. regulatory requirements in respect of Mr. Coleman's prior role (referred to as 2021 Year-End U.K. PSUs)
  - » RSUs awarded to Mr. Coleman for **2021** that satisfy U.K. regulatory requirements in respect of Mr. Coleman's prior role (referred to as 2021 U.K. RSUs)
  - » SVC Awards granted to our CFO and other NEOs in **2022**

2021
- "Bonus" is cash variable compensation for **2021**
- "Stock Awards" are:
  - » PSUs awarded for **2020** (referred to as 2020 Year-End PSUs)
  - » RSUs awarded for **2020** (referred to as 2020 Year-End RSUs)
  - » SVC Awards granted to our CEO and COO in **2021**

2020
- "Bonus" is cash variable compensation for **2020**
- "Stock Awards" are PSUs awarded for **2019** (referred to as 2019 Year-End PSUs)

2022 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)			Change in Pension Value[d] ($)	All Other Compensation[e] ($)	Total ($)
				Year-End Awards[b]	SVC Award[c]	Total			
David Solomon Chairman and CEO	2022	2,000,000	6,900,000	22,404,343	—	22,404,343	—	305,077	31,609,420
	2021	2,000,000	9,900,000	10,334,614	17,045,566	27,380,180	—	264,892	39,545,072
	2020	2,000,000	4,650,000	17,036,275	—	17,036,275	192	254,190	23,940,657
John Waldron President and COO	2022	1,850,000	8,660,000	18,127,364	—	18,127,364	—	343,897	28,981,261
	2021	1,850,000	12,460,000	9,515,417	11,363,788	20,879,205	—	319,593	35,508,798
	2020	1,850,000	6,660,000	12,970,318	—	12,970,318	1,259	278,153	21,759,730
Denis Coleman CFO	2022	1,850,000	6,060,000	11,158,962	3,341,555	14,500,517	—	1,158,036	23,568,553
Philip Berlinski Global Treasurer	2022	1,500,000	3,400,000	9,242,922	2,339,034	11,581,956	—	4,648,229	21,130,185
	2021	1,108,046[a]	6,556,898	6,341,994	—	6,341,994	51,518	2,908,899	16,967,355
Kathryn Ruemmler CLO and General Counsel	2022	1,500,000	4,200,000	9,021,951	2,339,034	11,360,985	—	68,577	17,129,562
	2021	1,500,000	6,400,000	4,731,963	—	4,731,963	—	63,358	12,695,321

(a) Reflects Mr. Berlinski's effective salary for 2021, which amount takes into account his annualized salary increase to $1.5 million, effective as of September 20, 2021, in connection with his appointment to the Management Committee.

(b) Amounts included for 2022 represent the grant date fair value of 2021 Year-End PSUs, and for Mr. Coleman, 2021 Year-End U.K. PSUs and 2021 U.K. RSUs, in each case granted in January 2022 for services in 2021. Grant date fair value for 2021 Year-End PSUs for Messrs. Solomon and Waldron is determined by multiplying the target number PSUs by $347.01, the closing price per share of Common Stock on the NYSE on January 28, 2022, the grant date. Grant date fair value for 2021 Year-End PSUs for Messrs. Coleman (including his 2021 Year-End U.K. PSUs) and Berlinski and Ms. Ruemmler is determined by multiplying the target number PSUs by $347.32, the closing price per share of Common Stock on the NYSE on January 19, 2022, the grant date. For the portion of the 2021 Year-End PSUs granted to each of our NEOs that are stock-settled, the value includes an approximately 6% liquidity discount to reflect the transfer restrictions on the Common Stock underlying these PSUs. For Mr. Coleman's 2021 Year-End U.K. PSUs, the value includes an approximately 14% liquidity discount to reflect both the transfer restrictions on the Common Stock underlying these PSUs and the lack of dividend equivalent rights. Assuming achievement of maximum performance targets, the grant date fair value of 2021 Year-End PSUs for each of Messrs. Solomon, Waldron, Coleman and Berlinski and Ms. Ruemmler would be $33,606,688, $27,191,219, $3,894,900, $13,864,382 and $13,533,089, respectively. Assuming achievement of maximum performance targets, the grant date fair value of 2021 Year-End U.K. PSUs for Mr. Coleman would be $12,241,470. Grant date fair value for 2021 U.K. RSUs granted to Mr. Coleman is determined by multiplying the aggregate number of RSUs by $347.01, the closing price per share of Common Stock on the NYSE on January 28, 2022, the grant date. Amounts included for 2021 represent the grant date fair value of 2020 Year-End RSUs and 2020 Year-End PSUs, as applicable, in each case granted in January 2021 for services in 2020. Grant date fair value for 2020 Year-End RSUs and 2020 Year-End PSUs is determined by multiplying the aggregate number of RSUs or target number of PSUs, as applicable, by $290.47, the closing price per share of Common Stock on the NYSE on January 20, 2021, the grant date. For the portion of the 2020 Year-End PSUs granted to Messrs. Solomon and Waldron and Ms. Ruemmler that are stock-settled, the value includes an approximately 10% liquidity discount to reflect the transfer restrictions on the Common Stock underlying these PSUs. Assuming achievement of maximum performance targets, the grant date fair value of 2020 Year-End PSUs for each of Messrs. Solomon and Waldron and Ms. Ruemmler would be $15,501,920, $14,273,125 and $1,816,125, respectively. For the 2020 Year-End RSUs granted to Mr. Berlinski and Ms. Ruemmler, the value includes an approximately 12% liquidity discount to reflect the transfer restrictions on the Common Stock underlying these RSUs. Amounts included for 2020 represent the grant date fair value of 2019 Year-End PSUs granted in January 2020 for services in 2019. Grant date fair value for 2019 Year-End PSUs is determined by multiplying the target number of PSUs by $249.72, the closing price per share of Common Stock on the NYSE on January 16, 2020, the grant date. For the portion of the 2019 Year-End PSUs granted to Messrs. Solomon and Waldron that are stock-settled, the value includes an approximately 9% liquidity discount to reflect the transfer restrictions on the Common Stock underlying these PSUs. Assuming achievement of maximum performance targets, the grant date fair value of 2019 Year-End PSUs for each of Messrs. Solomon and Waldron would be $25,554,412 and $19,455,477, respectively.

(c) Amounts included represent grant date fair value of SVC Awards granted to Messrs. Solomon and Waldron in October 2021 and to Messrs. Coleman and Berlinski and Ms. Ruemmler in January 2022. Grant date fair value for SVC Awards granted to Messrs. Solomon and Waldron is determined by multiplying the target number of SVC Awards by $407.59, the closing price per share of Common Stock on the NYSE on October 21, 2021, the grant date, and including an approximately 43% discount related to the probability of achieving the award's goals and transfer restrictions on the Common Stock underlying these awards. Grant date fair value for SVC Awards granted to Messrs. Coleman and Berlinski and Ms. Ruemmler is determined by multiplying the target number of SVC Awards by $347.01, the closing price per share of Common Stock on the NYSE on January 28, 2022, the grant date, and including an approximately 61% discount related to the probability of achieving the award's goals and transfer restrictions on the Common Stock underlying these awards. Assuming achievement of maximum performance targets and vesting requirements, the grant date fair value of the SVC Awards for each of Messrs. Solomon, Waldron, Coleman and Berlinski and Ms. Ruemmler would be $25,568,349, $17,045,682, $5,012,332, $3,508,619 and $3,508,619, respectively.

(d) Ms. Ruemmler is not a participant in any applicable plan. For 2022, the change in pension value for certain NEOs was negative as follows: Mr. Solomon: $(382); Mr. Waldron: $(2,741); Mr. Coleman: $(15,595) and Mr. Berlinski: $(519,848).

(e) The following chart, together with the narrative below, describes the benefits and perquisites for 2022 contained in the "All Other Compensation" column above.

Name	Defined Contribution Plan Employer Contribution ($)	Term Life Insurance Premium ($)	Executive Medical and Dental Plan Premium ($)	Long–Term Disability Insurance Premium ($)	Executive Life Premium ($)	Benefits and Tax Counseling Services ($)*	Car ($)**
David Solomon	12,500	118	19,371	423	20,990	150,485	68,856
John Waldron	12,500	118	78,311	423	10,503	158,026	83,551
Denis Coleman	12,500	118	78,311	423	6,589	71,268	78,549
Philip Berlinski***	21,744	428	64,050	1,907	8,722	87,206	—
Kathryn Ruemmler	12,500	118	19,371	423	11,341	24,630	—

* Amounts reflect the incremental cost to us of benefits and tax counseling services provided by Ayco or by another third-party provider, as applicable. For services provided by Ayco, cost is determined based on the number of hours of service provided by, and compensation paid to, individual service providers. For services provided by others, amounts are payments made by us to those providers.

** Amounts reflect the incremental cost to us attributable to commuting and other non–business use. We made available to each member of our Executive Leadership Team in 2022 a car and driver for security and business purposes. The cost of providing a car is determined on an annual basis and includes, as applicable, annual car lease, car service fees, insurance cost and driver compensation, as well as miscellaneous expenses (e.g., fuel, car maintenance).

*** Certain of the amounts for Mr. Berlinski have been converted from British Pounds Sterling into U.S. Dollars at a rate of 1.2446 Dollars per Pound, which was the average daily rate in 2022.

Also included in the "All Other Compensation" column are amounts reflecting the incremental cost to us of providing our identity theft safeguards program for U.S. PMDs, assistance with certain travel arrangements, in-office meals and security services. We provide personal security (the incremental cost of which was $31,610 for Mr. Solomon) for the benefit of our firm and our shareholders. We do not consider these security measures to be personal benefits but rather business-related necessities due to the high-profile standing of our CEO. Mr. Coleman relocated to our New York office at our request and, for 2022, Mr. Coleman received relocation benefits of approximately $443,000 and tax protection payments of approximately $466,000. In addition, Mr. Berlinski previously relocated to our New York office at our request and, for 2022, Mr. Berlinski received international assignment benefits of approximately $351,000 and tax equalization and protection payments of approximately $4.1 million. In each case, these benefits and payments were part of our standard Global Mobility Services programs applicable to relocating employees, and the tax equalization and protection payments were intended to cover certain taxes that are over and above those that Messrs. Coleman and Berlinski would have incurred if they had not relocated to New York.

We provide our NEOs, on terms consistent with those provided to our other executive officers and also to our PMDs and at no upfront incremental out-of-pocket cost to our firm, waived or reduced fees, as well as interests in overrides (the level of which may vary based on certain eligibility criteria) in connection with investments in certain funds and other accounts managed or sponsored by Goldman Sachs, unused tickets to certain events and certain negotiated discounts with third-party vendors.

We make available to our NEOs private aircraft. Our policy is to limit personal use of such aircraft by our NEOs and to require reimbursement of the aggregate incremental costs to us associated with such use, as permitted by Federal Aviation regulations. In situations where an NEO brings a personal guest as a passenger on a business-related flight, the NEO pays us an amount equal to the aggregate incremental cost to us, if any, for such personal guest.

2022 Grants of Plan-Based Awards

The following table sets forth 2021 Year-End PSUs, 2021 Year-End U.K. PSUs and 2021 U.K. RSUs, as applicable, granted in early 2022, as well as SVC Awards granted in January 2022. In accordance with SEC rules, the table does not include awards that were granted in 2023. See —C*ompensation Discussion and Analysis* above for a discussion of those awards.

Name	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards[a]			All Other Stock Awards: Number of Shares of Stock or Units (#)[b]	Grant Date Fair Value of Stock Awards ($)[c]
		Threshold (#)	Target (#)	Maximum (#)		
David Solomon	1/28/2022	0	66,569	99,854	—	22,404,343
John Waldron	1/28/2022	0	53,861	80,792	—	18,127,364
Denis Coleman	1/19/2022	0	27,230	40,845	—	8,160,980
	1/19/2022	0	7,955	11,933	—	2,596,491
	1/28/2022	0	24,422	36,633	—	3,341,555
	1/28/2022	—	—	—	1,157	401,491
Philip Berlinski	1/19/2022	0	28,318	42,477	—	9,242,922
	1/28/2022	0	17,095	25,643	—	2,339,034
Kathryn Ruemmler	1/19/2022	0	27,641	41,462	—	9,021,951
	1/28/2022	0	17,095	25,643	—	2,339,034

(a) Consists of 2021 Year-End PSUs, 2021 Year-End U.K. PSUs and SVC Awards granted in January 2022. See —*2022 Outstanding Equity Awards at Fiscal Year-End* and —*Potential Payments upon Termination or Change in Control* below for additional information.

(b) Consists of 2021 U.K. RSUs granted in January 2022. See —*2022 Non-Qualified Deferred Compensation* and —*Potential Payments upon Termination or Change in Control* below for additional information.

(c) Amounts included represent the grant date fair value. Grant date fair value for 2021 Year-End PSUs for Messrs. Solomon and Waldron is determined by multiplying the target number PSUs by $347.01, the closing price per share of Common Stock on the NYSE on January 28, 2022, the grant date. Grant date fair value for 2021 Year-End PSUs for Messrs. Coleman (including his 2021 Year-End U.K. PSUs) and Berlinski and Ms. Ruemmler is determined by multiplying the target number of PSUs by $347.32, the closing price per share of Common Stock on the NYSE on January 19, 2022, the grant date. For the portion of the 2021 Year-End PSUs granted to each of our NEOs that are stock-settled, the value includes an approximately 6% liquidity discount to reflect the transfer restrictions on the Common Stock underlying these PSUs. For Mr. Coleman's 2021 Year-End U.K. PSUs, the value includes an approximately 14% liquidity discount to reflect both the transfer restrictions on the Common Stock underlying these PSUs and the lack of dividend equivalent rights. Grant date fair value for 2021 U.K. RSUs granted to Mr. Coleman is determined by multiplying the aggregate number of RSUs by $347.01, the closing price per share of Common Stock on the NYSE on January 28, 2022, the grant date. Grant date fair value for SVC Awards granted to Messrs. Coleman and Berlinski and Ms. Ruemmler is determined by multiplying the target number of SVC Awards by $347.01, the closing price per share of Common Stock on the NYSE on January 28, 2022, the grant date, and applying an approximately 61% discount related to the probability of achieving the award's goals and transfer restrictions on the Common Stock underlying these awards.

2022 Outstanding Equity Awards at Fiscal Year-End

The following table sets forth:

- 2021 Year-End PSUs granted in January 2022 to each of our NEOs (including 2021 Year-End U.K. PSUs granted in January 2022 to Mr. Coleman);

- 2020 Year-End PSUs granted in January 2021 to Messrs. Solomon and Waldron and Ms. Ruemmler;

- 2020 Year-End RSUs granted in January 2021 to Ms. Ruemmler;

- 2019 Year-End PSUs granted in January 2020 to Messrs. Solomon and Waldron;

- SVC Awards granted to Messrs. Solomon and Waldron in October 2021 and to Messrs. Coleman and Berlinski and Ms. Ruemmler in January 2022; and

- RSUs granted to Ms. Ruemmler in April 2020 when she joined our firm.

Name	Stock Awards			
	Number of Shares or Units that Have Not Vested (#)[a]	Market Value of Shares or Units that Have Not Vested ($)[b]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)[c]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)[b]
David Solomon	—	—	303,087	104,074,014
John Waldron	—	—	235,926	81,012,270
Denis Coleman	—	—	59,607	20,467,852
Philip Berlinski	—	—	45,413	15,593,916
Kathryn Ruemmler	36,011	12,365,457	51,645	17,733,860

(a) The awards reflected in this column are the unvested portion of each of the 2020 Year-End RSUs granted in January 2021 to Ms. Ruemmler and the RSUs granted to Ms. Ruemmler in April 2020.

(b) Pursuant to SEC rules, the dollar value in this column represents the number of shares shown in the immediately prior column multiplied by $343.38, the closing price per share of Common Stock on the NYSE on December 30, 2022 (the last trading day of the year).

(c) The awards reflected in this column are the 2021 Year-End PSUs granted in January 2022 to each of our NEOs, 2021 Year-End U.K. PSUs granted in January 2022 to Mr. Coleman, 2020 Year-End PSUs granted in January 2021 to Messrs. Solomon and Waldron and Ms. Ruemmler and the 2019 Year-End PSUs granted in January 2020 to Messrs. Solomon and Waldron. It also reflects the SVC Awards granted to Messrs. Solomon and Waldron in October 2021 and to Messrs. Coleman and Berlinski and Ms. Ruemmler in January 2022. Pursuant to SEC rules, the 2019 Year-End PSUs are represented at the maximum number of shares that may be earned, the 2020 Year-End PSUs are represented at the maximum number of shares that may be earned, the 2021 Year-End PSUs are represented at the target number of shares that may be earned, the 2021 Year-End U.K. PSUs are represented at the target number of shares that may be earned and the SVC Awards are represented at the target number of shares that may be earned. The ultimate number of shares earned under the 2019, 2020 and 2021 Year-End PSUs and the 2021 Year-End U.K. PSUs (if any) will be determined based on the firm's average ROE, both on an absolute basis and relative to a Peer group, over 2020-2022, 2021-2023 and 2022-2024, respectively. The ultimate number of shares earned under the SVC Awards (if any) will be determined based on the achievement of TSR goals on an absolute basis and relative to a Peer group over a five-year performance period beginning in October 2021. In each case, the amount shown does not represent the actual achievement to date under the award, and final information regarding applicable Peer group performance to date was not available as of the time of filing of this Proxy Statement.

2022 Stock Vested

The following table sets forth information regarding the value of the 2018 Year-End PSUs granted to Messrs. Solomon and Waldron, which settled on May 2, 2022, 2021 U.K. RSUs granted to Mr. Coleman in January 2022 and certain of Ms. Ruemmler's April 2020 and 2020 Year-End RSUs. No information is reportable with respect to Mr. Berlinski for 2022 in this table. 2019 Year-End PSUs granted to Messrs. Solomon and Waldron, which are expected to settle in Spring 2023 when final information regarding applicable Peer performance is available, will be reflected in the 2023 Stock Vested table in our Proxy Statement for our 2024 Annual Meeting of Shareholders.

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[d]
David Solomon	116,120[a]	36,505,243
John Waldron	87,398[a]	27,475,764
Denis Coleman	1,157[b]	401,491
Kathryn Ruemmler	20,074[c]	6,893,010

(a) Includes the number of shares of Common Stock underlying 2018 Year-End PSUs that were settled 50% in cash and 50% in shares of Common Stock on May 2, 2022 following the end of the applicable performance period on December 31, 2021. The final amounts payable under these PSUs were calculated based on the firm's average annual ROE over the applicable performance period (see —*Compensation Discussion and Analysis—Overview of Compensation Elements—Annual Variable Compensation* in our Proxy Statement for our 2019 Annual Meeting of Shareholders for more details). The initial number of PSUs granted to each of Messrs. Solomon and Waldron was 77,413 and 58,265, respectively, and the average ROE over the performance period was 14.7% (at the 97th percentile versus Peers), resulting in a 150% multiplier. The final number of PSUs earned by Messrs. Solomon and Waldron was 116,120 and 87,398, respectively.

(b) Includes the number of shares of Common Stock underlying 2021 U.K. RSUs, which were vested upon grant. These shares were delivered in January 2023.

(c) Includes the number of shares of Common Stock underlying one-third of Ms. Ruemmler's 2020 Year-End RSUs, which vested during 2022 and were delivered in January 2023. The remaining one-third of these 2020 Year-End RSUs are subject to vesting and delivery on or about the third anniversary of the grant date and substantially all of the shares of Common Stock underlying the 2020 Year-End RSUs that are or will be delivered to Ms. Ruemmler are subject to transfer restrictions until January 2026. Also includes the number of shares of Common Stock underlying one-third of Ms. Ruemmler's April 2020 RSUs, which vested during 2022 and were delivered in January 2023. The remaining two-thirds of these April 2020 RSUs are subject to vesting in equal parts in December 2023 and December 2024 and delivery in equal parts in January 2024 and January 2025.

(d) With respect to Messrs. Solomon and Waldron's 2018 Year-End PSUs, values were determined by multiplying 50% of the aggregate number of PSUs earned, representing the cash-settled portion of the award, by $323.26, the ten-day average closing price per share of Common Stock on the NYSE on April 18, 2022 – April 29, 2022, and multiplying 50% of the aggregate number of PSUs earned, representing the stock-settled portion of the award, by $305.49, the closing price per share of Common Stock on the NYSE on April 29, 2022. Messrs. Solomon and Waldron also received approximately $2,049,518 and $1,542,575, respectively, in respect of the accrued dividend equivalents underlying these earned PSUs. With respect to Ms. Ruemmler's RSUs, values were determined by multiplying the aggregate number of RSUs by $343.38, the closing price per share of Common Stock on the NYSE on December 30, 2022, the last trading day prior to December 31, 2022, the vesting date. With respect to Mr. Coleman's 2021 U.K. RSUs, values were determined by multiplying the aggregate number of RSUs by $347.01, the closing price per share of Common Stock on the NYSE on January 28, 2022, the grant date. In accordance with SEC rules the —*2022 Summary Compensation Table* and —*2022 Grants of Plan-Based Awards* sections above include the grant date fair value of the 2021 U.K. RSUs.

2022 Pension Benefits

The following table sets forth pension benefit information as of December 31, 2022. The Goldman Sachs Employees' Pension Plan (GS Pension Plan) was frozen as of November 27, 2004, and none of our NEOs has accrued additional benefits thereunder since November 30, 2002 (at the latest). Mr. Berlinski is a participant in The Goldman Sachs U.K. Retirement Plan (GS U.K. Retirement Plan), which was frozen as of March 31, 2016. Mr. Berlinski has not accrued benefits under the GS U.K. Retirement Plan since that time. Ms. Ruemmler is not a participant in any plan reportable in this table.

Name	Plan Name	Number of Years Credited Services (#)[a]	Present Value of Accumulated Benefit ($)[b]	Payments During Last Fiscal Year ($)
David Solomon	GS Pension Plan	1	1,279	—
John Waldron	GS Pension Plan	1	5,400	—
Denis Coleman	GS Pension Plan	6	23,479	—
Philip Berlinski	GS U.K. Retirement Plan	15	327,828	—

(a) Our employees, including Messrs. Solomon, Waldron, Coleman and Berlinski, were credited for service for each year employed by us while eligible to participate in our GS Pension Plan or GS U.K. Retirement Plan, as applicable.

(b) Represents the present value of the entire accumulated benefit and not the annual payment an NEO would receive once his benefits commence. Prior to being frozen, our GS Pension Plan provided an annual benefit equal to between 1% and 2% of the first $75,000 of the participant's compensation for each year of credited service. The normal form of payment is a single life annuity for single participants and an actuarially equivalent 50% joint and survivor annuity for married participants. The present values shown in this column were determined using the following assumptions: payment of a single life annuity following retirement at either the normal retirement age (age 65) or immediately (if an NEO is over 65); a 5.27% discount rate; and mortality estimates based on the Pri-2012 white collar fully generational mortality table, with adjustments to reflect continued improvements in mortality based on Scale MP-2021. Our GS Pension Plan provides for early retirement benefits, and all of our participating NEOs became or will become eligible to elect early retirement benefits upon reaching age 55. Prior to being frozen, our GS U.K. Retirement Plan provided for an annual benefit equal to 1.25% of the first £81,000 of the participant's compensation for each year of credited service. The normal form of payment is a single life annuity plus a contingent spouse's annuity equal to two-thirds of the member's pension. Mr. Berlinski has two records in the plan; the normal retirement age for the first period of service is age 50, and the normal retirement age for the second period of service is age 65. The present value shown in this column reflects Mr. Berlinski's accrued benefits with an annual cost of living adjustment that is applied pursuant to the terms of the GS U.K. Retirement Plan and was determined using the following assumptions: payment of a joint life annuity following retirement at normal retirement age; a 4.89% discount rate; mortality estimates based on the "S3 series all pensioner very light" mortality table, with adjustments to reflect continued improvements in mortality; and the GS U.K. Retirement Plan's provision of early retirement benefits in respect of his second period of service and Mr. Berlinski's eligibility to elect early retirement benefits upon reaching age 55.

For a description of our 401(k) Plan and our U.K. Defined Contribution Arrangement, which are our tax-qualified defined contribution plans in the U.S. and U.K., respectively, see —*Compensation Discussion and Analysis—Other Compensation Policies and Practices*.

2022 Non-Qualified Deferred Compensation

The following table sets forth information for each NEO, as applicable, with respect to vested RSUs granted for service in prior years for which the underlying shares of Common Stock had not yet been delivered during 2022 (Vested and Undelivered RSUs).

The Vested and Undelivered RSUs generally were awarded for services provided in 2021, 2020, 2019, 2018, 2017 and 2016. RSUs generally are not transferable. No information is reportable in this table for Messrs. Solomon and Waldron.

■ Amounts shown as "Registrant Contributions" represent 2021 U.K. RSUs, which were vested at grant, and certain of the April 2020 and 2020 Year-End RSUs, which vested in December 2022.

■ Amounts shown as "Aggregate Earnings" reflect the change in market value of the shares of Common Stock underlying Vested and Undelivered RSUs, as well as dividend equivalents earned and paid on those shares, during 2022.

- Amounts shown as "Aggregate Withdrawals/Distributions" reflect the value of shares of Common Stock underlying RSUs that were delivered, as well as dividend equivalents paid, during 2022.

Name	Vested and Undelivered RSUs	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)[(a)]	Aggregate Earnings in Last Fiscal Year ($)[(b)]	Aggregate Withdrawals/ Distributions in Last Fiscal Year ($)	Aggregate Balance at Fiscal Year-End ($)[(c)]
Denis Coleman	Vested and Undelivered RSUs	—	401,491	(2,555,129)	6,965,737	15,531,764
Philip Berlinski	Vested and Undelivered RSUs	—	—	(2,348,672)	8,328,241	13,588,233
Kathryn Ruemmler	Vested and Undelivered RSUs	—	6,893,010	(188,846)	1,573,179	6,893,010

(a) For Mr. Coleman, value was determined by multiplying the aggregate number of RSUs by $347.01, the closing price per share of Common Stock on the NYSE on January 28, 2022, the grant date. For Ms. Ruemmler, value was determined by multiplying the aggregate number of RSUs by $343.38, the closing price per share of Common Stock on the NYSE on December 30, 2022, the last trading day prior to December 31, 2022, the vesting date.

(b) Aggregate earnings include changes in the market value of the shares of Common Stock underlying Vested and Undelivered RSUs during 2022. In addition, certain RSUs include a dividend equivalent right, pursuant to which the holder is entitled to receive an amount equal to any ordinary cash dividends paid to the holder of a share of Common Stock approximately when those dividends are paid to shareholders. Amounts earned and paid on vested RSUs during 2022 pursuant to dividend equivalent rights are also included. The vested RSUs included in these amounts and their delivery dates are as follows (to the extent received by each NEO):

Vested RSUs	Delivery
2021 U.K. RSUs	For Mr. Coleman: Delivered in January 2023.
April 2020 RSUs	For Ms. Ruemmler: One-third delivered in January 2023 and one-third deliverable on or about each of January 2024 and January 2025.
2020 Year-End RSUs	For Mr. Berlinski and Ms. Ruemmler: One-third delivered in January 2023 and the remaining one-third deliverable on or about the third anniversary of grant. For Mr. Coleman: one-fifth delivered in January 2023 and one-fifth deliverable on or about each of the third, fourth and fifth anniversaries of grant.
2019 Year-End RSUs	For Mr. Berlinski: 26% delivered in January 2023 and approximately 11% are deliverable on or about each of the fourth and fifth anniversaries of grant, respectively. For Mr. Coleman: one-fifth delivered in January 2023 and one-fifth deliverable on or about each of the fourth and fifth anniversaries of grant.
2018 Year-End RSUs	For Mr. Berlinski and Mr. Coleman: One-fifth delivered in January 2023 and the remaining one-fifth deliverable on or about the fifth anniversary of grant.
2017 Year-End RSUs	For Mr. Berlinski and Mr. Coleman: Delivered in January 2023.

Delivery of shares of Common Stock underlying RSUs may be accelerated in certain limited circumstances (e.g., in the event that the holder of the RSU dies or leaves the firm to accept a governmental position where retention of the RSU would create a conflict of interest). See —*Potential Payments upon Termination or Change in Control* for treatment of the RSUs upon termination of employment.

(c) The Vested and Undelivered RSUs included in these amounts are 2020, 2019, 2018 and 2017 Year-End, April 2020 and/or 2021 U.K. RSUs. Values for RSUs were determined by multiplying the number of RSUs by $343.38, the closing price per share of Common Stock on the NYSE on December 30, 2022 (the last trading day of the year).

Potential Payments upon Termination or Change in Control

Our NEOs do not have employment, "golden parachute" or other agreements providing for severance pay.

Our PCP, The Goldman Sachs Amended and Restated Stock Incentive Plan (2021) (SIP) and its predecessor plans and our retiree healthcare program may provide for potential payments to our NEOs in connection with a termination of employment.

Each of our NEOs participated in our PCP in 2022. Under our PCP, if a participant's employment at Goldman Sachs terminates for any reason before the end of a "contract period" (generally a two-year period as defined in the PCP), our Compensation Committee has the discretion to determine what, if any, variable compensation will be provided to the participant for services provided in that year, subject to the formula set forth in the PCP. There is no severance provided under our PCP.

Set forth below is a calculation of the potential benefits to each of our NEOs assuming a termination of employment occurred on December 31, 2022, in accordance with SEC rules. The table and other narrative disclosure that follows provide important information regarding specific payment terms and conditions.

Equity Awards

Termination Reason	Name	Value of Unvested RSUs and PSUs that Vest upon Termination ($)	Value of Unvested SVC Awards that Vest upon Termination ($)	Total ($)
Cause or Termination with Violation[a]	**All NEOs**	0	0	0
Termination without Violation[a]	**David Solomon**	0	4,652,054	4,652,054
	John Waldron	0	3,101,454	3,101,454
	Denis Coleman	0	1,542,017	1,542,017
	Philip Berlinski	0	1,079,420	1,079,420
	Kathryn Ruemmler	0	1,079,420	1,079,420
Death or Disability[b]	**David Solomon**	0	19,472,472	19,472,472
	John Waldron	0	12,982,003	12,982,003
	Denis Coleman	0	6,454,544	6,454,544
	Philip Berlinski	0	4,518,216	4,518,216
	Kathryn Ruemmler	20,086,291	4,518,216	24,604,507
Conflicted Employment[c]	**David Solomon**	0	0	0
	John Waldron	0	0	0
	Denis Coleman	0	0	0
	Philip Berlinski	0	0	0
	Kathryn Ruemmler	0	0	0
Termination in Connection with a Change in Control[d]	**David Solomon**	0	19,472,472	19,472,472
	John Waldron	0	12,982,003	12,982,003
	Denis Coleman	0	6,454,544	6,454,544
	Philip Berlinski	0	4,518,216	4,518,216
	Kathryn Ruemmler	20,086,291	4,518,216	24,604,507

The amounts potentially payable to our NEOs under our pension plan and vested RSUs, as applicable, are set forth under the —*2022 Pension Benefits* and —*2022 Non-Qualified Deferred Compensation* sections above. The delivery and performance conditions of the outstanding PSUs are not affected by a future termination of employment or change in control (absent a termination for circumstances constituting "Cause"—e.g., any material violation of any firm policy, other conduct detrimental to our firm or certain other circumstances).

(a) Amounts included for SVC Awards reflect level of achievement against absolute and relative thresholds, based on actual performance as of December 31, 2022, prorated for length of performance period that has lapsed. Except as discussed below, upon an NEO's termination without Violation (as defined below), shares of Common Stock underlying any vested RSUs, as applicable, will continue to be delivered on schedule, and vested PSUs will continue to be eligible to be earned pursuant to their existing terms (and, in each case, transfer restrictions will continue to apply until the applicable transferability date to any Shares at Risk delivered thereunder); provided that the NEO does not become associated with a Covered Enterprise (as defined below). Any unvested RSUs, PSUs and SVC Awards will be forfeited. For 2020 Year-End RSUs, the NEO generally would have forfeited all of these awards if the Covered Enterprise association occurred in 2021; would have forfeited two-thirds of these awards if the association occurred in 2022; and will forfeit one-third of these awards if the Covered Enterprise association occurs in 2023. For 2019 Year-End RSUs, the NEO generally would have forfeited (i) all of these awards if the Covered Enterprise association occurred in 2020; (ii) two-thirds of these awards if the association occurred in 2021; and (iii) one-third of these awards if the association occurred in 2022. For 2021, 2020 and 2019 Year-End PSUs and the SVC Awards, the NEO generally would forfeit all of these awards if the Covered Enterprise association occurred or occurs in the applicable performance period (which is 2022 through 2024, 2021 through 2023 and 2020 through 2022, for Year-End PSUs respectively, and October 2021 through October 2026 for SVC Awards). Further, SVC Awards provide for pro rata vesting for a portion of the award if the firm terminates employment and no Recapture events under the SVC Award agreement have occurred.

The occurrence of a Violation, including any event constituting Cause (as defined below) or the Solicitation (as defined below, except with respect to Mr. Coleman's 2021 U.K. RSUs) of employees or clients of our firm, by an NEO prior to delivery or settlement of RSUs, PSUs or SVC Awards, as applicable, or other specified time period will result in forfeiture of such equity awards, and in some cases may result in the NEO having to repay amounts previously received. In the event of certain Violations (e.g., NEO engaging in an event constituting Cause) following delivery of Shares at Risk underlying equity awards but prior to the lapse of transfer restrictions, these shares also may be required to be returned to the firm.

RSU, PSU and SVC awards also are subject to risk-related clawback provisions included in the definition of Violations below. As a result of these provisions, for example, an NEO will forfeit certain of their outstanding equity-based awards and any shares of Common Stock or other amounts delivered under these awards may be Recaptured if our Compensation Committee determines that their failure to properly consider risk (including overseeing or being responsible for, depending on the circumstances, another individual's failure to properly consider risk) occurred in 2021 (with respect to 2021 Year-end PSUs, 2021 Year-End U.K. PSUs and 2021 U.K. RSUs), 2020 (with respect to 2020 Year-End RSUs and PSUs as well as the April 2020 RSUs), 2019 (with respect to 2019 Year-End RSUs and PSUs) or during the performance period (with respect to SVC Awards), has, or reasonably could be expected to have, a material adverse impact on their business unit, our firm or the broader financial system. For 2019, 2020 and 2021 Year-End PSUs and SVC Awards, as applicable, granted to our Executive Leadership Team if the firm is required to prepare an accounting restatement due to its material noncompliance, as a result of misconduct, with any financial reporting requirement under the securities laws as described in Section 304(a) of Sarbanes-Oxley, their rights to the award will terminate and be subject to repayment to the same extent that would be required under Section 304 of Sarbanes-Oxley had such NEO been a "chief executive officer" or "chief financial officer" of the firm (regardless of whether they actually held such position at the relevant time).

(b) Amounts included for SVC Awards reflect level of achievement against absolute and relative thresholds, based on actual performance as of December 31, 2022. In the event of an NEO's death, any unvested RSUs, PSUs or SVC Awards will vest and, for RSUs, delivery of shares of Common Stock, is accelerated. Any transfer restrictions on the shares of Common Stock underlying RSUs, Shares at Risk delivered under PSUs or SVC Awards are removed. The delivery and performance conditions of the PSUs and SVC Awards are not affected by the NEO's death. For information on the number of PSUs and vested RSUs held by the NEOs at year-end, see —*2022 Outstanding Equity Awards at Fiscal Year-End* and —*2022 Non-Qualified Deferred Compensation* above. These amounts do not reflect, in the case of death, the payment of a death benefit under our executive life insurance plan, which provides each NEO with term life insurance coverage through age 75 (a $4.5 million benefit). In the case of an NEO's disability, provided that the NEO does not become associated with a Covered Enterprise (except with respect to Mr. Coleman's 2021 U.K. RSUs), unvested RSUs, PSUs or SVC Awards will vest, shares of Common Stock underlying RSUs continue to deliver on schedule and PSUs and SVC Awards continue to be eligible to be earned pursuant to their existing terms. If the NEO does become associated with a Covered Enterprise, the awards would be treated as set forth in footnote (a) above for that situation.

(c) In the case of a termination in which an NEO resigns and accepts a position that is deemed Conflicted Employment (as defined below), the NEO will receive, at our sole discretion, with respect to Year-End RSUs, either a cash payment or accelerated vesting (if applicable), delivery of, and removal of transfer restrictions on, the shares of Common Stock underlying those RSUs and Shares at Risk. Unvested year-end RSUs will only be vested if the NEO has completed at least three years of continuous service with the firm. Additionally, in the event of such a termination, our Compensation Committee may determine to amend the terms of any then-outstanding PSUs or SVC Awards held by the NEO.

(d) Amounts included for SVC Awards reflect level of achievement against absolute and relative thresholds, based on actual performance as of December 31, 2022. In the event of an NEO's termination for Good Reason (as defined below) or without Cause within 18 months of a Change in Control: (i) for RSUs, vesting and delivery of underlying shares of Common Stock, each as applicable, is accelerated and any applicable transfer restrictions are removed; and (ii) for PSUs and SVC Awards, vesting is accelerated and any applicable transfer restrictions are also removed, but delivery and performance conditions do not change. For RSUs and Shares at Risk delivered in respect of SVC Awards, PSUs and RSUs, certain forfeiture provisions no longer apply. For SVC Awards, in the case of a change of control that results in a delisting, the change in control would be deemed to be the last day of the performance period.

Retiree Healthcare

In the case of a termination for Cause, the present value of premiums for our retiree healthcare program would be $0 for each of our NEOs. In the case of a termination of employment for any other reason, the present value of such premiums is: Mr. Solomon – $294,185, Mr. Waldron – $397,556, Mr. Coleman – $452,453, Mr. Berlinski – $481,051 and Ms. Ruemmler – $0.

In 2022, PMDs with eight or more years of PMD service were eligible to receive medical and dental coverage under our retiree healthcare program for themselves and eligible dependents. The 2022 healthcare program provided a subsidy equal to 100% of the individual premium for current retirees with eight years of PMD service and active PMDs who retire with eight years of PMD service. Any elected coverage for spouses/partners or dependents is not subsidized by the firm. New PMDs promoted or hired on or after January 1, 2021, will not receive a firm subsidy toward retiree healthcare and will be required to pay 100% of the retiree medical premium. Each of our NEOs (other than Ms. Ruemmler) is eligible for subsidized coverage; Ms. Ruemmler is eligible to receive access to the retiree healthcare program at full cost with no firm subsidy. The values provided above reflect the present value of the cost to us of the 100% individual subsidy starting in 2023 and were determined using a December 31, 2022 retirement date and the following assumptions: a 5.27% discount rate; mortality estimates based on the PRI-2012 white collar fully generational mortality table, with adjustments to reflect continued improvements in mortality based on Scale MP-2021; estimates of future increases in healthcare subsidy costs of 6.00% pre-65, 6.50% post-65 and then grading down 0.25% per year until ultimate rate of 4.50% for medical and pharmacy and 4.00% for dental; and assumptions for subsequent eligibility for alternative coverage, which would eliminate subsidies under our program (60% firm subsidized and 40% not firm subsidized). If an NEO becomes associated with certain entities, including certain Covered Enterprises, the NEO will forfeit some or all of his or her benefits and/or coverage under our retiree healthcare program.

Other Terms

As PMDs and members of the Management Committee, our NEOs are generally subject to a policy of six months' notice of termination of employment. We may require that an NEO be inactive (i.e., on "garden leave") during the notice period (or we may waive the requirement).

For purposes of describing our PSUs, RSUs and the SVC Awards, the above-referenced terms generally have the following meanings:

"*Cause*" means the NEO (a) is convicted in a criminal proceeding on certain misdemeanor charges, on a felony charge or an equivalent charge; (b) engages in employment disqualification conduct under applicable law; (c) willfully fails to perform his or her duties to Goldman Sachs; (d) violates any securities or commodities laws, rules or regulations or the rules and regulations of any relevant exchange or association of which we are a member; (e) violates any of our policies concerning hedging or pledging or confidential or proprietary information, or materially violates any other of our policies; (f) impairs, impugns, denigrates, disparages or negatively reflects upon our name, reputation or business interests; or (g) engages in conduct detrimental to us.

"*Change in Control*" means the consummation of a business combination involving Goldman Sachs, unless immediately following the business combination either:

- At least 50% of the total voting power of the surviving entity or its parent entity, if applicable, is represented by securities of Goldman Sachs that were outstanding immediately prior to the transaction (or by shares into which the securities of Goldman Sachs are converted in the transaction); or

- At least 50% of the members of the board of directors of the surviving entity, or its parent entity, if applicable, following the transaction were, at the time of our Board's approval of the execution of the initial agreement providing for the transaction, directors of Goldman Sachs on the date of grant of the award (including directors whose election or nomination was approved by two-thirds of the incumbent directors).

"*Conflicted Employment*" occurs where a participant (a) resigns solely to accept employment at any U.S. federal, state or local government, any non-U.S. government, any supranational or international organization, any self-regulatory organization, or any agency or instrumentality of any such government or organization, or any other employer (other than an "Accounting Firm" within the meaning of SEC Rule 2-01(f)(2) of Regulation S-X) determined by our Compensation Committee and, as a result of such employment, the participant's continued holding of our equity-based awards would result in an actual or perceived conflict of interest or (b) terminates employment and then notifies us that he/she has accepted or intends to accept employment of the nature described in clause (a).

"*Covered Enterprise*" includes any existing or planned business enterprise that (a) offers, holds itself out as offering or reasonably may be expected to offer products or services that are the same as or similar to those offered by us or that we reasonably expect to offer or (b) engages in, holds itself out as engaging in or reasonably may be expected to engage in any other activity that is the same as or similar to any financial activity engaged in by us or in which we reasonably expect to engage.

"*Good Reason*" means (a) as determined by our Compensation Committee, a materially adverse change in the NEO's position or nature or status of the NEO's responsibilities from those in effect immediately before the Change in Control or (b) Goldman Sachs requiring the NEO's principal place of employment to be located more than 75 miles from the location where the NEO is principally employed at the time of the Change in Control (except for required travel consistent with the NEO's business travel obligations in the ordinary course prior to the Change in Control).

"*Solicitation*" means any direct or indirect communication of any kind whatsoever (regardless of who initiated), inviting, advising, encouraging, suggesting or requesting any person or entity, in any manner, to take or refrain from taking any action.

"*Violation*" includes any of the following:

- Participating in (or otherwise overseeing or being responsible for, depending on the circumstances, another individual's participation) materially improper risk analysis or failing sufficiently to raise concerns about risks during the period specified in the award agreement;

- Soliciting our clients or prospective clients to transact business with a Covered Enterprise, or to refrain from doing business with us or interfering with any of our client relationships (except with respect to Mr. Coleman's 2021 U.K. RSUs);

- Failing to perform obligations under any agreement with us;

- Bringing an action that results in a determination that the terms or conditions of applicable equity-based awards are invalid;

- Attempting to have a dispute under our equity compensation plan or the applicable award agreement resolved in a manner other than as provided for in our equity compensation plan or the applicable award agreement;

- Any event constituting Cause;

- Failing to certify compliance to us or otherwise failing to comply with the terms of our equity compensation plan or the applicable award agreement;

- Upon the termination of employment for any reason, receiving grants of cash, equity or other property (whether vested or unvested) from an entity to which the NEO provides services, to replace, substitute for or otherwise in respect of the NEO's applicable equity-based awards or Shares at Risk;

- Soliciting any of our employees to resign from us or soliciting certain employees to apply for or accept employment (or other association) with any person or entity other than us (except with respect to Mr. Coleman's 2021 U.K. RSUs);

- Participating in the hiring of certain employees by any person or entity other than us, whether as an employee or consultant or otherwise (except with respect to Mr. Coleman's 2021 U.K. RSUs);

- If certain employees are solicited, hired or accepted into partnership, membership or similar status by any entity where the NEO has, or will have, direct or indirect managerial responsibility for such employee, unless the Committee determines that the NEO was not involved in such solicitation, hiring or acceptance (except with respect to Mr. Coleman's 2021 U.K. RSUs); or

- Our firm failing to maintain our "minimum tier 1 capital ratio" (as defined in the Federal Reserve Board regulations) for 90 consecutive business days or the Federal Reserve Board or Federal Deposit Insurance Corporation (FDIC) making a written recommendation for the appointment of the FDIC as a receiver based on a determination that we are "in default" or "in danger of default" (except with respect to Mr. Coleman's 2021 U.K. RSUs).

- In addition, with respect to Mr. Coleman's 2021 Year-End U.K. PSUs and 2021 U.K. RSUs (as applicable), "Violation" also includes any of the following, in each case as determined by our Compensation Committee:

  » Our firm or the relevant business unit (i.e., investment banking in respect of Mr. Coleman's prior role) suffering from a material downturn in financial performance (for 2021 Year-End U.K. PSUs);

  » On or prior to January 1, 2029, our firm or the relevant business unit suffering from a material failure of risk management;

  » During the period beginning on the applicable transferability date and ending on December 31, 2028, engaging in misconduct sufficient to justify summary termination of employment under English law; or

  » Exercising supervisory authority over an individual who engages in misconduct sufficient to justify summary termination under English law (for 2021 Year-End U.K. PSUs).

Compensation Committee Report

Our Compensation Committee reviewed the CD&A, as prepared by management of Goldman Sachs, and discussed the CD&A with management of Goldman Sachs. The CRO also reviewed the CD&A. Based on the Committee's review and discussions, the Committee recommended to the Board that the CD&A be included in this Proxy Statement.

Compensation Committee

Mark Winkelman, Chair
Kimberley Harris (Incoming Chair, effective April 26, 2023)
Michele Burns
Drew Faust
Kevin Johnson
Ellen Kullman
Lakshmi Mittal
Adebayo Ogunlesi (ex-officio)

Item 2. An Advisory Vote to Approve Executive Compensation (Say on Pay)

Proposal Snapshot—Item 2. Say on Pay

What is being voted on: An advisory vote to approve the compensation of all of our NEOs.

Board recommendation: Our Board unanimously recommends a vote FOR the resolution approving the executive compensation of our NEOs.

Our Say on Pay vote gives our shareholders the opportunity to cast an advisory vote to approve the compensation of all of our NEOs. We currently include this advisory vote on an annual basis.

We encourage you to review the following sections of this Proxy Statement for further information on our key compensation practices and the effect of shareholder feedback on NEO compensation:

- "Compensation Highlights" in our Executive Summary (see page 4),
- "2022 Annual NEO Compensation Determinations" in our CD&A (see page 34),
- "How our Compensation Committee Makes Decisions" in our CD&A (see page 35),
- "Overview of Annual Compensation Elements and Key Pay Practices" in our CD&A (see page 41) and
- "2022 Annual Compensation" in our CD&A (see page 42).
- Please note that these sections should be read in conjunction with our entire CD&A (beginning on page 34), as well as the executive compensation tables and related disclosure that follow (beginning on page 55).

2022 Say on Pay Vote

As required by Section 14A of the Exchange Act, the below resolution gives shareholders the opportunity to cast an advisory vote on the compensation of our NEOs, as disclosed in this Proxy Statement, including the CD&A, the executive compensation tables and related disclosures.

Accordingly, we are asking our shareholders to vote on the following resolution:

RESOLVED, that the holders of Common Stock approve the compensation of our named executive officers as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the executive compensation tables and related disclosures.

As this is an advisory vote, the result will not be binding, although our Compensation Committee will consider the outcome of the vote when evaluating the effectiveness of our compensation principles and practices and in connection with its compensation determinations.

For detailed information on the vote required for this matter and the choices available for casting your vote, please see *Frequently Asked Questions*.

Item 3. An Advisory Vote on the Frequency of Say on Pay Votes

Proposal Snapshot—Item 3. Frequency of Say on Pay Votes

What is being voted on: An advisory vote regarding the frequency of when we will conduct Say on Pay votes in the future (every year, every two years or every three years).

Board recommendation: Our Board unanimously recommends a vote for Say on Pay votes EVERY YEAR.

In addition to the Say on Pay vote described above, and in accordance with SEC rules, our shareholders have an opportunity to vote on an advisory basis on the frequency of Say on Pay votes going forward — in particular, whether Say on Pay votes should be every year, every two years or every three years.

After due consideration, our Board recommends that Say on Pay votes should continue to occur annually. Our shareholders have expressed the view that an annual Say on Pay vote is an important means of engagement on executive compensation matters, and our Board respects this viewpoint.

Accordingly, we are asking our shareholders to vote on the following resolution:

RESOLVED, that the holders of Common Stock indicate, by their vote on this resolution, whether the advisory vote on executive compensation should be every year, every two years or every three years.

As this is an advisory vote, the result will not be binding, although our Compensation Committee will consider the outcome of the vote and disclose its decision as to frequency by filing a Form 8-K no later than 150 days after our Annual Meeting.

For detailed information on the vote required for this matter and the choices available for casting your vote, please see *Frequently Asked Questions*.

Pay Ratio Disclosure

In accordance with SEC rules, we have calculated the ratio between the 2022 compensation of our CEO and the median of the 2022 compensation of all of our employees (other than the CEO) (Median Compensation Amount).

- Using reasonable estimates and assumptions where necessary, and in accordance with SEC rules, we have determined that the Median Compensation Amount (calculated in accordance with SEC rules) for 2022 is $149,707.

  » We identified the employee who received the Median Compensation Amount as of December 31, 2022 using the firm's standard internal compensation methodology known as "per annum total compensation," which measures each employee's fixed compensation and incentive compensation for a particular year, with appropriate prorations made to reflect actual compensation paid to part-time employees and currency conversions, as applicable.

- Mr. Solomon's compensation for 2022, as disclosed in the Summary Compensation Table, is $31,609,420, and the ratio between this amount and the Median Compensation Amount is approximately 211:1.

Our Compensation Principles, described in more detail in *—Compensation Discussion and Analysis—How our Compensation Committee Makes Decisions*, apply to all of our people, regardless of their compensation level, and reflect the importance of (1) paying for performance, (2) encouraging firmwide orientation and culture, (3) discouraging imprudent risk-taking and (4) attracting and retaining talent.

Pay Versus Performance Disclosure

As required by recently enacted SEC rules, we have calculated "compensation actually paid" and set forth the requisite company-selected financial measures below.

Paying-for-performance is a key element of our Compensation Principles and our approach to executive compensation. As detailed in our —*Compensation Discussion and Analysis* above, the Compensation Committee places substantial importance on the assessment of firmwide performance when determining NEO compensation. To this end, the Committee utilizes the Performance Assessment Framework to assess a variety of financial and nonfinancial measures in applying its informed judgment to evaluate and set annual pay amounts. See —*Compensation Discussion and Analysis—2022 Annual Compensation.*

We believe that the structure of our equity-based awards provides an intrinsic link to the firm's longer-term performance. Through the use of PSUs, the amounts ultimately realized by our NEOs with respect to annual compensation are subject to ongoing performance metrics (absolute and relative ROE) and are further tied to the firm's longer-term performance through stock price (settlement of PSUs and Shares at Risk delivered in respect thereof). Given the use of ROE in our annual PSUs, ROE has been selected as our "company-selected measure" to include in the table below.

While the Committee looks at each of the measures in our Performance Assessment Framework in a holistic manner to evaluate executive compensation in consideration of firm performance (without ascribing any specific weight to any single factor or metric), the below measures from the Framework have been selected as they represent those firmwide performance measures for which the firm currently has set forth forward financial targets.

- ROE
- ROTE
- Efficiency Ratio

In addition, our one-time SVC Awards provide additional, longer-term incentives for our NEOs that are directly tied to the firm's longer-term performance (as measured by absolute and relative TSR).

The amounts set forth below in the required table are calculated pursuant to SEC rules but do not represent amounts that have been actually earned or realized by our NEOs, including in respect of PSUs and SVC Awards. Performance conditions for many of these awards have either not yet been satisfied or applicable performance information is not yet available. **As a result, this information does not reflect compensation that is actually paid or realized.**

For more information, please refer to our Stock Vested table each year in —*Executive Compensation* for the value realized by NEOs on the vesting of these awards, if any.

Year	Summary Compensation Table Total for PEO[a]	"Compensation Actually Paid" to PEO ($)[a][b]	Average Summary Compensation Table Total for Non-PEO Named Executive Officers ($)[c]	Average "Compensation Actually Paid" to Non-PEO Named Executive Officers ($)[b][c]	Value of Initial Fixed $100 Investment Based on:[d]		Net Income ($000s)[e]	ROE (%)
					Total Shareholder Return ($)	Peer Group Total Shareholder Return ($)		
2022	31,609,420	26,749,650[f]	22,702,390	23,602,465[g]	160	118	11,261,000	10.2
2021	39,545,072	96,228,443[h]	21,385,543	43,553,528[i]	173	132	21,635,000	23.0
2020	23,940,657	29,092,114[j]	15,395,032	15,395,189[k]	117	98	9,459,000	11.1

(a) As Chairman and CEO in each of 2022, 2021 and 2020, Mr. Solomon was our principal executive officer (PEO) under SEC rules.

(b) The dollar amounts reported in the "Compensation Actually Paid to PEO" column and the "Average Compensation Actually Paid to Non-PEO Named Executive Officers" column represent the amount of "compensation actually paid" to our PEO and the "average compensation actually paid" to our non-PEO NEOs, respectively, as computed in accordance with Item 402(v) of Regulation S-K. While the SEC rules require us to disclose these amounts, they do not correlate to actual amounts that will or may be paid to our NEOs. The actual amounts that will or may be paid to each NEO will be determined following the completion of the applicable performance period based upon the actual achievement over such performance period.

The SEC rules require fair values to be calculated. Fair values were calculated as follows:

With respect to outstanding PSUs for which the performance period has not been completed, fair value was calculated by estimating probable performance based upon both actual performance for the firm and Peers to date under the terms of such award and target future performance. With respect to outstanding SVC Awards for which the performance period has not been completed, fair value was calculated to reflect estimated level of achievement against absolute and relative thresholds, based upon the probability of achieving the award's goals.

<u>Fair Values as of December 31, 2022</u>. Fair value of the 2021 Year-End PSUs as of December 31, 2022 was determined by multiplying approximately 117% of the target number of PSUs by $343.38, the closing price per share of Common Stock on the NYSE on December 30, 2022 and including an approximately 6% liquidity discount to reflect the transfer restrictions on the Common Stock underlying the stock-settled portion of these PSUs. Fair value of the 2021 Year-End U.K. PSUs as of December 31, 2022 was determined by multiplying approximately 117% of the target number of PSUs by $343.38, the closing price per share of Common Stock on the NYSE on December 30, 2022 and including an approximately 13% liquidity discount to reflect both the transfer restrictions on the Common Stock underlying these PSUs and the lack of dividend equivalent rights. Fair value of the 2020 Year-End PSUs as of December 31, 2022 was determined by multiplying approximately 133% of the target number of PSUs by $343.38, the closing price per share of Common Stock on the NYSE on December 30, 2022 and including an approximately 8% liquidity discount to reflect the transfer restrictions on the Common Stock underlying the stock-settled portion of these PSUs. Fair value of the 2019 Year-End PSUs as of December 31, 2022 was determined by multiplying 150% of the target number of PSUs by $343.38, the closing price per share of Common Stock on the NYSE on December 30, 2022 and including an approximately 8% liquidity discount to reflect the transfer restrictions on the Common Stock underlying the stock-settled portion of these PSUs. Fair value of the SVC Awards as of December 31, 2022 is determined by multiplying the target number of SVC awards by $343.38, the closing price per share of Common Stock on the NYSE on December 30, 2022, and applying an approximately 36% discount related to the probability of achieving the award's goals, and an approximately 7% discount to reflect the impact of transfer restrictions on the shares underlying these awards. Fair value of the 2020 Year-End RSUs as of December 31, 2022 was determined by multiplying the aggregate number of RSUs by $343.38, the closing price per share of Common Stock on the NYSE on December 30, 2022 and including an approximately 12% liquidity discount to reflect the transfer restrictions on the Common Stock underlying 50% of these RSUs that vested on December 31, 2022 and an approximately 9% liquidity discount to reflect the transfer restrictions on the Common Stock underlying 50% of these RSUs that remained outstanding as of December 31, 2022. Fair value of Ms. Ruemmler's April 2020 RSUs as of December 31, 2022 was determined by multiplying the aggregate number of RSUs by $343.38, the closing price per share of Common Stock on the NYSE on December 30, 2022.

<u>Fair Values as of December 31, 2021</u>. Fair value of the 2020 Year-End PSUs as of December 31, 2021 was determined by multiplying approximately 117% of the target number of PSUs by $382.55, the closing price per share of Common Stock on the NYSE on December 31, 2021 and including an approximately 9% liquidity discount to reflect the transfer restrictions on the Common Stock underlying the stock-settled portion of these PSUs. Fair value of the 2019 Year-End PSUs as of December 31, 2021 was determined by multiplying 150% of the target number of PSUs by $382.55, the closing price per share of Common Stock on the NYSE on December 31, 2021 and including an approximately 9% liquidity discount to reflect the transfer restrictions on the Common Stock underlying the stock-settled portion of these PSUs. Fair value of the 2018 Year-End PSUs as of December 31, 2021 was determined by multiplying 150% of the target number of PSUs by $382.55, the closing price per share of Common Stock on the NYSE on December 31, 2021 and including an approximately 9% liquidity discount to reflect the transfer restrictions on the Common Stock underlying the stock-settled portion of these PSUs. Fair value of the SVC Awards as of December 31, 2021 is determined by multiplying the target number of SVC awards by $382.55, the closing price per share of Common Stock on the NYSE on December 31, 2021, and applying an approximately 43% discount related to the probability of achieving the award's goals, and an approximately 7% discount to reflect the impact of transfer restrictions on the shares underlying these awards. Fair value of the 2020 Year-End RSUs as of December 31, 2021 was determined by multiplying the aggregate number of RSUs by $382.55, the closing price per share of Common Stock on the NYSE on December 31, 2021 and including an approximately 15% liquidity discount to reflect the transfer restrictions on the Common Stock underlying one-third of these RSUs that vested on December 31, 2021 and an approximately 12% liquidity discount to reflect the transfer restrictions on the Common Stock underlying two-thirds of these RSUs that remained outstanding as of December 31, 2021. Fair value of Ms. Ruemmler's April 2020 RSUs as of December 31, 2021 was determined by multiplying the aggregate number of RSUs by $382.55, the closing price per share of Common Stock on the NYSE on December 31, 2021.

<u>Fair Values as of December 31, 2020</u>. Fair value of the 2019 Year-End PSUs as of December 31, 2020 was determined by multiplying approximately 95% of the target number of PSUs by $263.71, the closing price per share of Common Stock on the NYSE on December 31, 2020 and including an approximately 10% liquidity discount to reflect the transfer restrictions on the Common Stock underlying the stock-settled portion of these PSUs. Fair value of the 2018 Year-End PSUs as of December 31, 2020 was determined by multiplying approximately 93% of the target number of PSUs by $263.71, the closing price per share of Common Stock on the NYSE on December 31, 2020 and including an approximately 10% liquidity discount to reflect the transfer restrictions on the Common Stock underlying the stock-settled portion of these PSUs. Fair value of the 2017 Year-End PSUs as of December 31, 2020 was determined by multiplying 150% of the target number of PSUs by $263.71, the closing price per share of Common Stock on the NYSE on December 31, 2020 and including an approximately 10% liquidity discount to reflect the transfer restrictions on the Common Stock underlying the stock-settled portion of these PSUs. Fair value of Ms. Ruemmler's April 2020 RSUs as of December 31, 2020 was determined by multiplying the aggregate number of RSUs by $263.71, the closing price per share of Common Stock on the NYSE on December 31, 2020. Fair value of the 2019 Year-End RSUs as of December 31, 2020 was determined by multiplying the aggregate number of RSUs by $263.71, the closing price per share of Common Stock on the NYSE on December 31, 2020 and including an approximately 11% liquidity discount to reflect the transfer restrictions on the Common Stock underlying these RSUs. Fair value of the 2019 Year-End Additional Base RSUs as of December 31, 2020 was determined by multiplying the aggregate number of RSUs by $263.71, the closing price per share of Common Stock on the NYSE on December 31, 2020 and including an approximately 9% liquidity discount to reflect both the transfer restrictions on the Common Stock underlying these RSUs and the lack of dividend equivalent rights. Fair value of the 2019 Year-End Base RSUs as of December 31, 2020 was determined by multiplying the aggregate number of RSUs by $263.71, the closing price per share of Common Stock on the NYSE on December 31, 2020 and including an approximately 12% liquidity discount to reflect both the transfer restrictions on the Common Stock underlying these RSUs and the lack of dividend equivalent rights. Fair value of the 2018 Year-End Additional Base RSUs as of December 31, 2020 was determined by multiplying the aggregate number of RSUs by $263.71, the closing price per share of Common Stock on the NYSE on December 31, 2020 and including an approximately 8% liquidity discount to reflect both the transfer restrictions on the Common Stock underlying these RSUs and the lack of dividend equivalent rights. Fair value of the 2018 Year-End Base RSUs as of December 31, 2020 was determined by multiplying the aggregate number of RSUs by $263.71, the closing price per share of Common Stock on the NYSE on December 31, 2020 and including an approximately 10% liquidity discount to reflect both the transfer restrictions on the Common Stock underlying these RSUs and the lack of dividend equivalent rights. Fair value of the 2017 Year-End Additional Base RSUs as of December 31, 2020 was determined by multiplying the aggregate number of RSUs by $263.71, the closing price per share of Common Stock on the NYSE on December 31, 2020 and including an approximately 7% liquidity discount to reflect both the transfer restrictions on the Common Stock underlying these RSUs and the lack of dividend equivalent rights. Fair value of the 2017 Year-End Base RSUs as of December 31, 2020 was determined by multiplying the aggregate number of

RSUs by $263.71, the closing price per share of Common Stock on the NYSE on December 31, 2020 and including an approximately 8% liquidity discount to reflect both the transfer restrictions on the Common Stock underlying these RSUs and the lack of dividend equivalent rights. Fair value of the 2016 Year-End RSUs as of December 31, 2020 was determined by multiplying the aggregate number of RSUs by $263.71, the closing price per share of Common Stock on the NYSE on December 31, 2020 and including an approximately 4% liquidity discount to reflect the transfer restrictions on the Common Stock underlying these RSUs.

Fair Values as of December 31, 2019. Fair value of the 2018 Year-End PSUs as of December 31, 2019 was determined by multiplying approximately 107% of the target number of PSUs by $229.93, the closing price per share of Common Stock on the NYSE on December 31, 2019 and including an approximately 9% liquidity discount to reflect the transfer restrictions on the Common Stock underlying the stock-settled portion of these PSUs. Fair value of the 2017 Year-End PSUs as of December 31, 2019 was determined by multiplying approximately 128% of the target number of PSUs by $229.93, the closing price per share of Common Stock on the NYSE on December 31, 2019 and including an approximately 9% liquidity discount to reflect the transfer restrictions on the Common Stock underlying the stock-settled portion of these PSUs.

(c) In 2022, our non-PEO NEOs were Messrs. Waldron, Coleman and Berlinski and Ms. Ruemmler (the 2022 Other NEOs). In 2021, our non-PEO NEOs were Mr. Waldron, Stephen Scherr (our former CFO), Mr. Berlinski and Ms. Ruemmler (the 2021 Other NEOs). In 2020, our non-PEO NEOs were Messrs. Waldron and Scherr, John F.W. Rogers (Executive Vice President) and Karen Seymour (our former General Counsel) (the 2020 Other NEOs).

(d) Reflects value of fixed $100 investment made on December 31, 2019. With respect to each of 2022, 2021 and 2020, Peer Group Total Shareholder Return reflects total shareholder return of S&P 500 Financials Index.

(e) Information in this column reflects "Net Earnings" as reported in our 2022 Annual Report on Form 10-K as we do not use the term "Net Income."

(f) With respect to our PEO, using as a starting point $31,609,420, our PEO's total compensation for 2022, as reported in our Summary Compensation Table, we: (i) deducted $22,404,343, the grant date fair value of his 2021 Year-End PSUs; (ii) added $25,922,963, the fair value of his 2021 Year-End PSUs as of December 31, 2022; (iii) added $502,941, the change in the fair value of his 2020 Year-End PSUs between December 31, 2021 and December 31, 2022; (iv) deducted $3,803,514, the change in the fair value of his 2019 Year-End PSUs between December 31, 2021 and December 31, 2022; (v) deducted $7,495,547, the change between (A) the fair value of his 2018 Year-End PSUs as of December 31, 2021 and (B) the fair value of his 2018 Year-End PSUs as of May 2, 2022, the settlement date, determined by multiplying 50% of the aggregate number of PSUs earned, representing the cash-settled portion of the award, by $323.26, the ten-day average closing price per share of Common Stock on the NYSE on April 18, 2022 – April 29, 2022, and multiplying 50% of the aggregate number of PSUs earned, representing the stock-settled portion of the award, by $305.49, the closing price per share of Common Stock on the NYSE on April 29, 2022 and, with respect to the stock-settled portion of the award, including an approximately 9% liquidity discount to reflect the transfer restrictions on the Common Stock underlying the stock-settled portion of such PSUs; (vi) added $368,212, the change in the fair value of his SVC Award granted in 2021 between December 31, 2021 and December 31, 2022; and (vii) added $2,049,518, the value of the dividends paid in respect of his 2018 Year-End PSUs prior to the vesting of such PSUs.

(g) With respect to the 2022 Other NEOs, using as a starting point $22,702,390, the average total compensation for 2022 for our 2022 Other NEOs, as collectively reported in our Summary Compensation Table, we: (i) deducted $13,892,706, the average of the aggregate grant date fair values of: (A) Messrs. Waldron, Coleman and Berlinski and Ms. Ruemmler's 2021 Year-End PSUs; (B) Messrs. Coleman and Berlinski and Ms. Ruemmler's SVC Awards granted in 2022; and (C) Mr. Coleman's 2021 U.K. RSUs and 2021 Year-End U.K. PSUs; (ii) added $16,781,117, the average of the fair values of: (A) Messrs. Waldron, Coleman and Berlinski and Ms. Ruemmler's 2021 Year-End PSUs as of December 31, 2022; (B) Mr. Coleman's 2021 Year-End U.K. PSUs as of December 31, 2022; (C) Messrs. Coleman and Berlinski and Ms. Ruemmler's SVC Awards as of December 31, 2022; and (D) Mr. Coleman's 2021 U.K. RSUs as of January 28, 2022, the vesting date, determined by multiplying the aggregate number of RSUs by $347.01, the closing price per share of Common Stock on January 28, 2022; (iii) deducted $2,466,267, the average of the change in the fair value of (A) Mr. Waldron and Ms. Ruemmler's 2020 Year-End PSUs between December 31, 2021 and December 31, 2022; (B) Mr. Waldron's 2019 Year-End PSUs between December 31, 2021 and December 31, 2022; (C) Mr. Waldron's 2018 Year-End PSUs between December 31, 2021 and May 2, 2022, the settlement date, calculating the fair value as of May 2, 2022 by multiplying 50% of the aggregate number of PSUs earned, representing the cash-settled portion of the award, by $323.26, the ten-day average closing price per share of Common Stock on the NYSE on April 18, 2022 – April 29, 2022, and multiplying 50% of the aggregate number of PSUs earned, representing the stock-settled portion of the award, by $305.49, the closing price per share of Common Stock on the NYSE on April 29, 2022 and, with respect to the stock-settled portion of the award, including an approximately 9% liquidity discount to reflect the transfer restrictions on the Common Stock underlying the stock-settled portion of such PSUs; (D) Mr. Waldron's SVC Award granted in 2021 between December 31, 2021 and December 31, 2022; (E) one-third of Ms. Ruemmler's 2020 Year-End RSUs between December 31, 2021 and December 31, 2022; (F) one-third of Ms. Ruemmler's 2020 Year-End RSUs between December 31, 2021 and December 31, 2022, the vesting date; (G) two-thirds of Ms. Ruemmler's April 2020 RSUs between December 31, 2021 and December 31, 2022; and (H) one-third of Ms. Ruemmler's April 2020 RSUs between December 31, 2021 and December 31, 2022, the vesting date; and (iv) added $477,931, the average value of the dividends paid to: (A) Mr. Waldron in respect of his 2018 Year-End PSUs prior to the vesting of such PSUs; and (B) Ms. Ruemmler in respect of one-third of her 2020 Year-End RSUs and one-third of her April 2020 RSUs, in each case, prior to the vesting of such RSUs.

(h) With respect to our PEO, using as a starting point $39,545,072, our PEO's total compensation for 2021, as reported in our Summary Compensation Table, we: (i) deducted $27,380,180, the aggregate grant date fair value of his 2020 Year-End PSUs and his SVC Award granted in 2021; (ii) added $15,887,300, the fair value of his 2020 Year-End PSUs as of December 31, 2021; (iii) added $14,721,597, the fair value of his SVC Award granted in 2021 as of December 31, 2021; (iv) added $21,947,651, the change in the fair value of his 2019 Year-End PSUs between December 31, 2020 and December 31, 2021; (v) added $24,203,324, the change in the fair value of his 2018 Year-End PSUs between December 31, 2020 and December 31, 2021; (vi) added $6,218,053, the change between (A) the fair value of his 2017 Year-End PSUs as of December 31, 2020 and (B) the fair value of his 2017 Year-End PSUs as of April 29, 2021, the settlement date, determined by multiplying 50% of the aggregate number of PSUs earned, representing the cash-settled portion of the award, by $339.96, the ten-day average closing price per share of Common Stock on the NYSE on April 15, 2021 – April 28, 2021, and multiplying 50% of the aggregate number of PSUs earned, representing the stock-settled portion of the award, by $348.11, the closing price per share of Common Stock on the NYSE on April 28, 2021 and, with respect to the stock-settled portion of the award, including an approximately 9% liquidity discount to reflect the transfer restrictions on the Common Stock underlying the stock-settled portion of such PSUs; (vii) added $1,085,626, the value of the dividends paid in respect of the 2017 Year-End PSUs prior to the vesting of such PSUs.

(i)   With respect to the 2021 Other NEOs, using as a starting point $21,385,543, the average total compensation for 2021 for our 2021 Other NEOs, as collectively reported in our Summary Compensation Table, we: (i) deducted $9,938,515, the average of the aggregate grant date fair values of (A) Messrs. Waldron and Scherr and Ms. Ruemmler's 2020 Year-End PSUs; (B) Mr. Berlinski and Ms. Ruemmler's 2020 Year-End RSUs; and (C) Mr. Waldron's SVC Award granted in 2021; (ii) added $12,878,041, the average of the fair values of: (A) Messrs. Waldron and Scherr and Ms. Ruemmler's 2020 Year-End PSUs as of December 31, 2021; (B) Mr. Berlinski's 2020 Year-End RSUs as of December 16, 2021, the vesting date, determined by multiplying the aggregate number of RSUs by $397.37, the closing price per share of Common Stock on December 16, 2021 and including an approximately 13% liquidity discount to reflect the transfer restrictions on the Common Stock underlying these RSUs; (C) two-thirds of Ms. Ruemmler's 2020 Year-End RSUs as of December 31, 2021; (D) one-third of Ms. Ruemmler's 2020 Year-End RSUs as of December 31, 2021, the vesting date; and (E) Mr. Waldron's SVC Award as of December 31, 2021; (iii) added $19,158,876, the average of the change in the fair value of: (A) Messrs. Waldron and Scherr's 2019 Year-End PSUs between December 31, 2020 and December 31, 2021; (B) Messrs. Waldron and Scherr's 2018 Year-End PSUs between December 31, 2020 and December 31, 2021; (C) Mr. Berlinski's 2019 Year-End Additional Base RSUs, 2019 Year-End Base RSUs, 2019 Year-End RSUs, 2018 Year-End Additional Base RSUs, 2018 Year-End Base RSUs, 2017 Year-End Additional Base RSUs, 2017 Year-End Base RSUs and 2016 Year-End RSUs between December 31, 2020 and December 16, 2021, in each case, the vesting date, calculating the fair value as of December 16, 2021 by multiplying the aggregate number of RSUs by $397.37, the closing price per share of Common Stock on December 16, 2021 and including liquidity discounts of approximately 8%, 12%, 12%, 7%, 10%, 6%, 7% and 5%, respectively, to reflect the transfer restrictions on the Common Stock underlying all of these RSUs and, with respect to each of the 2019 Year-End Additional Base RSUs, 2019 Year-End Base RSUs, 2018 Year-End Additional Base RSUs, 2018 Year-End Base RSUs, 2017 Year-End Additional Base RSUs and 2017 Year-End Base RSUs, the lack of dividend equivalent rights; and (D) Ms. Ruemmler's April 2020 RSUs between December 31, 2020 and December 31, 2021; (iv) added $82,463, the average value of the dividends paid in respect of (A) Mr. Berlinski's 2020 Year-End RSUs, 2019 Year-End RSUs and 2016 Year-End RSUs and (B) one-third of Ms. Ruemmler's 2020 Year-End RSUs, in each case, prior to the vesting of such awards; and (v) deducted $12,880, the average aggregate change in the actuarial present value of our 2021 Other NEOs' accumulated benefits under the GS U.K. Retirement Plan. There are no applicable service costs or prior service costs under the GS U.K. Retirement Plan.

(j)   With respect to our PEO, using as a starting point $23,940,657, our PEO's total compensation for 2020, as reported in our Summary Compensation Table, we: (i) deducted $17,036,275, the grant date fair value of his 2019 Year-End PSUs; (ii) added $17,140,685, the fair value of his 2019 Year-End PSUs as of December 31, 2020; (iii) deducted $105,110, the change in the fair value of his 2018 Year-End PSUs between December 31, 2019 and December 31, 2020; (iv) added $5,152,349, the change in the fair value of his 2017 Year-End PSUs between December 31, 2019 and December 31, 2020; and (v) deducted $192, the aggregate change in the actuarial present value of his accumulated benefit under the GS Pension Plan. There are no applicable service costs or prior service costs under the GS Pension Plan.

(k)   With respect to the 2020 Other NEOs, using as a starting point $15,395,032, the average total compensation for 2020 for our 2020 Other NEOs, as collectively reported in our Summary Compensation Table, we: (i) deducted $8,537,653, the average of the aggregate grant date fair values of: (A) our 2020 Other NEOs' 2019 Year-End PSUs and (B) Mr. Rogers and Ms. Seymour's 2019 Year-End RSUs; (ii) added $8,578,097, the average fair value of: (A) our 2020 Other NEOs' 2019 Year-End PSUs as of December 31, 2020 and (B) Mr. Rogers and Ms. Seymour's 2019 Year-End RSUs as of January 16, 2020, the vesting date, determined by multiplying the aggregate number of RSUs by $249.72, the closing price per share of Common Stock on the NYSE on January 16, 2020 and including an approximately 12% liquidity discount to reflect the transfer restrictions on the Common Stock underlying these RSUs; (iii) deducted $37,370, the average change in the fair value of Messrs. Waldron and Scherr's 2018 Year-End PSUs between December 31, 2019 and December 31, 2020; and (iv) deducted $2,917, the average aggregate change in the actuarial present value of our 2020 Other NEOs' accumulated benefits under the GS Pension Plan. There are no applicable service costs or prior service costs under the GS Pension Plan.

"Compensation Actually Paid" (CAP) Versus Performance Measures

In accordance with Item 402(v) of Regulation S-K, we are providing the following graphic description of the relationships between information presented in the Pay Versus Performance table, reflecting changes from 2020-2021 and from 2021-2022 unless otherwise noted.



Director Compensation Program

2022 Director Compensation Program

In 2021, our shareholders approved an amended and restated SIP, which fixed the amount of annual director compensation. Consistent with our SIP, our 2022 Director Compensation Program consisted of:

Components of Director Compensation Program for 2022 Service[a]	Annual Value of Award	Form and Timing of Payment
Annual RSU Grant	$350,000	RSUs, granted annually in arrears[b]
Annual Retainer	$100,000	RSUs or cash, as per director election, paid quarterly in arrears[c]
Total Annual Base Compensation	**$450,000**	
Committee Chair Fee (if applicable)	$25,000	RSUs or cash, as per director election, paid quarterly in arrears[c]

(a) Compensation is prorated, as applicable, according to the number of months served. In connection with Board service, our directors do not receive any incremental fees for attending Board or Committee meetings or serving on special committees formed from time to time. Mr. Solomon does not participate in our Director Compensation Program and did not receive any incremental compensation for service on our Board.

(b) RSUs granted on January 18, 2023 for service in 2022.

(c) RSU grants and cash payments were made quarterly (with RSU grants made on each of April 18, 2022, July 19, 2022, October 19, 2022 and January 18, 2023) to smooth out timing of grants and payments over the course of the year and in alignment with market practice.

In December 2022, our Governance Committee reviewed the form and amount of the Director Compensation Program and recommended that the Board set the 2023 Director Compensation Program in an amount **unchanged** from 2022 levels. In connection with this review, the Governance Committee took into account:

- Advice from its independent consultant, including with respect to benchmarking on the form, structure and amount of peer director compensation;
- The amount and structure of the compensation program;
- Feedback from stakeholders; and
- Commitments made in connection with the August 2020 settlement of the director compensation litigation, including the commitment that annual director compensation not exceed the current levels fixed in the SIP.

Key Features of Director Compensation

- Is designed to attract and retain **highly qualified** and **diverse** directors
- Appropriately values the **significant time commitment** required of our directors
- Effectively and meaningfully aligns interests of directors with **long–term shareholder interests**
- Recognizes the **highly regulated** and complex nature of our global business and the requisite skills and experience represented among our Board members
- Takes into account the **focus** on Board governance and oversight of financial firms
- Reflects the **shared responsibility** of all directors

Significant Time Commitment by Directors

In addition to preparation for and attendance at Board and Committee meetings, our directors are engaged in a variety of other ways, including:

- Receiving and reviewing postings on significant developments and weekly informational packages
- Communicating and meeting with each other, senior management and key employees around the globe
- Meeting with our regulators
- Participating in firm and industry conferences and other external engagements on behalf of the Board
- Engaging with investors (our Lead Director and Compensation Committee Chair)

For additional information, see *Corporate Governance —Structure of our Board and Governance Practices— Commitment of our Board.*

Highlights of our Director Compensation Program

Program features emphasize long-term alignment between director and shareholder interests.

What We Do

✓ **Emphasis on Equity Compensation:**
The majority of director compensation is in the form of vested equity-based awards (RSUs). Directors may elect to receive 100% of their director compensation in the form of RSUs

✓ **Hold-through Retirement Requirement:**
- Directors **must hold all RSUs granted to them during their entire tenure**

- Shares of Common Stock underlying the RSUs **do not deliver until after a director's retirement**

✓ **Equity Ownership Requirements:**
Directors are **required to own at least 5,000 shares** of Common Stock or vested RSUs, with a five-year transition period for new directors



Maximum of no more than 30% in cash, if elected by director

Minimum of at least 70% equity compensation

What We Don't Do

✕ No fees for attending meetings—attendance is expected and compensation is not dependent on Board meeting schedule

✕ No fees for membership on special committees formed from time to time

✕ No undue focus on short-term stock performance—director pay aligns with compensation philosophy, not short-term fluctuations in stock price

✕ No hedging or pledging of RSUs permitted

✕ No hedging of shares of Common Stock permitted

✕ No director has shares of Common Stock subject to a pledge

Retention of Independent Director Compensation Consultant

In 2022, our Governance Committee reappointed Frederic W. Cook & Co., Inc. (FW Cook), a compensation consultant, to conduct an independent review of our Director Compensation Program. FW Cook assessed the structure of our Director Compensation Program and its value compared to competitive market practices, taking into account the emphasis on equity compensation, the hold-through retirement requirement and other restrictions on the RSUs, as well as the August 2020 resolution of the director compensation litigation and the fixed amount of annual director compensation specified in the SIP, which was approved by our shareholders at the 2021 Annual Meeting.

FW Cook determined that the Director Compensation Program remained competitive with the market and continued to align the interests of our directors with the long-term interests of our shareholders.

Our Governance Committee determined that FW Cook is independent and has no conflicts of interest in providing services to our Governance Committee.

2022 Director Summary Compensation Table

The following table sets forth the compensation for our directors as determined by SEC rules, which require us to include equity awards granted **during** 2022 and cash compensation **earned for** 2022. Historically, we have granted equity-based awards to our directors for a particular year shortly after that year's end. While we continue this practice for the Annual Grant RSUs, beginning in 2021 we started granting RSUs in respect of the Annual Retainer and/or Committee Chair Fee quarterly in arrears (to more closely align with timing of cash payments, providing periodic grants and payments over the course of the year and in alignment with market practice). Accordingly, this table includes:

- RSUs granted in January 2022 (2021 Annual Grant, and the fourth quarter grant, in arrears, of the 2021 Annual Retainer and, as applicable, Committee Chair Fee) for services performed in 2021;

- RSUs granted (for the first through third quarters, in arrears) during 2022 (2022 Annual Retainer and, as applicable, Committee Chair Fee) for services performed in 2022 for directors who elected RSUs; and

■ Cash earned for services performed in 2022 paid (quarterly, in arrears) during 2022 (2022 Annual Retainer and, as applicable, Committee Chair Fee) for directors who elected cash.

No information is reportable with respect to Mr. Johnson in this table per SEC rules.

	2022 Fees Earned or Paid in Cash ($)[a]	Stock Awards ($)			All Other Compensation ($)[d]	Total ($)
		2021 Program[b]	2022 Program[c]	Total		
Michele Burns	118,750	349,751	—	349,751	19,935	488,436
Drew Faust	100,000	349,751	—	349,751	20,000	469,751
Mark Flaherty	100,000	349,751	—	349,751	20,000	469,751
Kimberley Harris	100,000	233,052	—	233,052	20,000	353,052
Ellen Kullman	—	380,315	94,313	474,628	20,000	494,628
Lakshmi Mittal	—	374,064	75,449	449,513	—	449,513
Adebayo Ogunlesi	—	380,315	94,313	474,628	—	474,628
Peter Oppenheimer	—	380,315	94,313	474,628	40,833	515,461
Jan Tighe	—	349,751	75,449	425,200	15,000	440,200
Jessica Uhl	—	174,702	75,449	250,151	20,000	270,151
David Viniar	106,250	349,751	—	349,751	20,000	476,001
Mark Winkelman	—	380,315	94,313	474,628	51,250	525,878

(a) Includes 2022 Annual Retainer and, as applicable, 2022 Committee Chair Fee. For 2022, Ms. Burns and Mr. Viniar elected to receive their Annual Retainers and prorated Committee Chair Fees in cash, and Dr. Faust, Mr. Flaherty and Ms. Harris elected to receive their Annual Retainers in cash.

(b) Includes 2021 Annual Grant and, as applicable, fourth quarter, in arrears, 2021 Annual Retainer and/or Committee Chair Fee. These values reflect the grant date fair value of RSUs granted on January 19, 2022 for service in 2021 based on the closing price per share of Common Stock on the NYSE on the date of grant ($347.32). These RSUs were vested upon grant and provide for delivery of the underlying shares of Common Stock on the first eligible trading day that is at least 90 days following the director's retirement from our Board.

(c) Includes 2022 Annual Retainer and, as applicable, 2022 Committee Chair Fee. These values reflect the grant date fair value of RSUs granted for the first through third quarters during 2022, in arrears, for service in 2022. The grant date fair value of these RSUs was based on the closing price per share of Common Stock on the NYSE on each applicable grant date: April 18, 2022 ($329.88), July 19, 2022 ($318.05) and October 19, 2022 ($311.76). These RSUs were vested upon grant and provide for delivery of the underlying shares of Common Stock on the first eligible trading day that is at least 90 days following the director's retirement from our Board. RSUs in respect of the fourth quarter grant of the 2022 Annual Retainer and 2022 Annual Committee Chair Fee, as well as the 2022 Annual Grant, were granted on January 18, 2023 and are not required to be disclosed in this table and will be reflected in the 2023 Director Summary Compensation table in our Proxy Statement for our 2024 Annual Meeting of Shareholders, per SEC rules.

(d) These values reflect the amounts that were donated to charities by our firm to match personal donations made by non-employee directors in connection with requests by these directors made prior to February 27, 2023 under the Goldman Sachs employee matching gift program for 2022. We allow our directors to participate in our employee matching gift program on the same terms as our non-PMD employees, matching gifts of up to $20,000 per participating individual. For Mr. Winkelman, the amount also represents a cash fee of $31,250 for his service as a member of the board of directors of our subsidiary, Goldman Sachs International, during 2022 and for Mr. Oppenheimer, the amount also represents a prorated cash fee of $20,833 for his service as a member of the board of directors of our subsidiary, Goldman Sachs Bank USA, beginning in August 2022.

Please refer to *Beneficial Ownership* for information pertaining to the outstanding equity awards (all of which are vested) held by each director as of February 27, 2023, including RSUs granted in January 2023 (for the 2022 Annual Grant and the final quarterly grant for the 2022 Retainer and, as applicable, Committee Chair Fee) for services performed in 2022.

For more information on the work of our Board and its Committees, see *Corporate Governance*.

Audit Matters

Item 4. Ratification of PwC as our Independent Registered Public Accounting Firm for 2023

Proposal Snapshot— Item 4. Ratification of PwC as our Independent Registered Public Accounting Firm for 2023

What is being voted on: Ratification of the appointment of PwC as our independent registered public accounting firm for 2023.

Board recommendation: Our Board unanimously recommends a vote FOR ratification of the appointment of PwC as our independent registered public accounting firm for 2023.

Our Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit our financial statements. Our Audit Committee has appointed PwC as our independent registered public accounting firm for 2023. We are submitting the appointment of our independent registered public accounting firm for shareholder ratification at our Annual Meeting, as we do each year.

Assessment of Independent Registered Public Accounting Firm

The members of our Audit Committee believe that the continued retention of PwC as our independent registered public accounting firm is in the best interests of our firm and our shareholders. In making this determination, our Audit Committee considered a variety of factors, including:

- Independence
- Candor and insight provided to Audit Committee
- Proactivity
- Ability to meet deadlines and respond quickly
- Feasibility/benefits of audit firm/ lead partner rotation

- Content, timeliness and practicality of PwC communications with management
- Adequacy of information provided on accounting issues, auditing issues and regulatory developments affecting financial institutions

- Timeliness and accuracy of all services presented to Audit Committee for pre-approval and review
- Management feedback
- Lead partner performance
- Comprehensiveness of evaluations of internal control structure

Key Considerations of PwC

Audit Quality and Efficiency

- PwC's knowledge of the firm's business allows it to design and enhance its audit plan by focusing on core and emerging risks, investing in technology to increase efficiency and capturing cost efficiencies through iteration.
- PwC has a global footprint and the expertise and capability necessary to handle the breadth and complexity of the audit of the firm's global business, accounting practices and internal control over financial reporting.

Candid and Timely Feedback

- PwC generally attends each meeting of our Audit and Risk Committees and meets regularly in closed sessions with our Audit Committee so that it can provide candid feedback to the Committees regarding management's control frameworks to address existing and new risks.
- PwC's experience with the firm's control infrastructure and accounting practices allow it to analyze the impact of business or regulatory changes in a timely manner and provide our Audit Committee with an effective, independent evaluation of management's strategies, implementation plans and/or remediation efforts.

Independence

- PwC is an independent public accounting firm and is subject to oversight and inspection by the United States Public Company Accounting Oversight Board (PCAOB) (the results of which are communicated to our Audit Committee), peer reviews and SEC regulations.

- Both the firm and PwC have controls to ensure the continued independence of PwC, including policies and procedures to maintain independence and firm policies limiting the hiring of audit team members.

- Mandatory lead audit partner rotation ensures a regular influx of fresh perspective balanced by the benefits of having a tenured auditor with institutional knowledge.

Audit Committee's Controls

- Frequent closed sessions with PwC as well as a comprehensive annual evaluation.

- Direct involvement by our Audit Committee and our Audit Committee Chair in the periodic selection of PwC's new lead audit partner.

- Responsibility for the audit fee negotiations associated with the retention of PwC, including considering the appropriateness of fees relative to both efficiency and audit quality.

- Advance approval (by Audit Committee or Audit Committee Chair) of all services rendered by PwC to us and our consolidated subsidiaries. These services include audit, audit-related services (including, as may be applicable, attestation reports, employee benefit plan audits, accounting and technical assistance, risk and control services and due diligence-related services) and tax services, subject to quarterly fee limits applicable to each project and to each category of services.

- Review of information regarding PwC's periodic internal quality reviews of its audit work, external data on audit quality and performance such as feedback provided by the PCAOB and PwC's conformance with its independence policies and procedures.

We are asking shareholders to ratify the appointment of PwC as our independent registered public accounting firm as a matter of good corporate practice, although we are not legally required to do so. If our shareholders do not ratify the appointment, our Audit Committee will reconsider whether to retain PwC, but still may retain them. Even if the appointment is ratified, our Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such a change would be in the best interests of our firm and our shareholders.

A representative of PwC is expected to be present at our Annual Meeting, will have the opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions from shareholders.

Fees Paid to Independent Registered Public Accounting Firm

The following table provides information about fees paid by us to PwC.

	2022 ($ in millions)	Percent of 2022 Services Approved by Audit Committee	2021 ($ in millions)	Percent of 2021 Services Approved by Audit Committee
Audit Fees	78.1	100%	73.8	100%
Audit–Related Fees[a]	15.0	100%	13.4	100%
Tax Fees[b]	2.1	100%	1.0	100%
All Other Fees	—	—	—	—

(a) Audit-related fees include attest services not required by statute or regulation and employee benefit plan audits.

(b) The nature of the tax services is as follows: tax return preparation and compliance, tax advice relating to transactions, consultation on tax matters and other tax planning and advice. Of the $2.1 million for 2022, approximately $0.2 million was for tax return preparation and compliance services.

PwC also provides audit and tax services to certain asset management funds managed by our subsidiaries. Fees paid to PwC by these funds for these services were $71.2 million in 2022 and $51.6 million in 2021.

For detailed information on the vote required for this matter and the choices available for casting your vote, please see *Frequently Asked Questions.*

Report of our Audit Committee

Management is responsible for the preparation, presentation and integrity of Goldman Sachs' financial statements, for its accounting and financial reporting principles and for the establishment and effectiveness of internal controls and procedures designed to ensure compliance with generally accepted accounting principles and applicable laws and regulations. The independent registered public accounting firm is responsible for performing an independent audit of Goldman Sachs' financial statements and of its internal control over financial reporting in accordance with the standards of the PCAOB and expressing an opinion as to the conformity of Goldman Sachs' financial statements with generally accepted accounting principles, including critical audit matters, if any, addressed during the audit, and the effectiveness of its internal control over financial reporting. The independent registered public accounting firm has free access to the Committee to discuss any matter it deems appropriate.

In performing its oversight role, the Committee has considered and discussed the audited financial statements with each of management and the independent registered public accounting firm. The Committee has also discussed with the independent registered public accounting firm the matters required to be discussed by applicable requirements of the PCAOB and the SEC. The Committee has received the written disclosures and the letter from the independent registered public accounting firm in accordance with the applicable requirements of the PCAOB regarding the auditor's communications with the Committee concerning independence and has discussed with the registered public accounting firm its independence. The Committee, or the Committee Chair if designated by the Committee, approves in advance all audit and any non-audit services rendered by the independent registered public accounting firm to us and our consolidated subsidiaries. See —*Item 4. Ratification of PwC as our Independent Registered Public Accounting Firm for 2023*.

Based on the reports and discussions described in this Report, the Committee recommended to the Board that the audited financial statements of Goldman Sachs for 2022 be included in the 2022 Annual Report on Form 10-K.

Audit Committee

Peter Oppenheimer, Chair
Mark Flaherty
Adebayo Ogunlesi (ex-officio)
Jan Tighe
Jessica Uhl

Items 5-12. Shareholder Proposals

How We Engage with Shareholder Proponents

Robust shareholder engagement is a long-standing priority for our firm. Our Investor Relations team always seeks to speak directly with any shareholder who submits a proposal for our Annual Meeting to further understand their perspective and to address their questions.

- We find these discussions to be constructive and informative, as it gives us an opportunity to hear valuable feedback and find areas of common ground.

- Generally, our opposition to shareholder proposals is often less centered on the overall aim of a proposal than the prescriptive nature with which the proposal seeks to address it, as well as the potential costs or risks associated with a proposed approach.

- We seek to meet the broad goals of our proponents where feasible and appropriate in a manner that we believe will further the long-term interests of our diverse shareholder base, and we regularly propose alternatives to a proponent that we believe address their concerns in a more practicable way.

- Even when we cannot come to agreement on a proposed approach, we often continue to engage in a dialogue with our proponents even after our Annual Meeting has occurred in order to update them on relevant issues and hear their ongoing feedback.

Shareholder Proposals

Proposal Snapshot—Items 5-12. Shareholder Proposals

What is being voted on: In accordance with SEC rules, we have set forth below certain shareholder proposals, along with the supporting statements of the respective shareholder proponents, for which we and our Board accept no responsibility. These shareholder proposals are required to be voted upon at our Annual Meeting only if properly presented at our Annual Meeting.

Board recommendation: As explained below, our Board unanimously recommends that you vote AGAINST each shareholder proposal.

For detailed information on the vote required with respect to these shareholder proposals and the choices available for casting your vote, please see *Frequently Asked Questions*.

Item 5. Shareholder Proposal Regarding a Report on Lobbying

John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, beneficial owner of at least $2,000 in market value of the company's Common Stock for at least three years, is the proponent of the following shareholder proposal. The proponent has advised us that a representative will present the proposal and related supporting statement at our Annual Meeting.

Proponent's Statement

Proposal 5—Improve Transparency in regard to Lobbying



FOR   *Shareholder Rights*

Whereas, full disclosure of Goldman Sachs Group's lobbying activities and expenditures to assess whether Goldman's lobbying is consistent with its expressed goals and shareholders' interests.

Resolved, the shareholders of Goldman request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Goldman used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Goldman's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of management's and the Board's decision-making process and oversight for making payments described in sections 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers "to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Goldman is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Public Responsibilities Committee and posted on Goldman's website.

Supporting Statement

Goldman spent $41 million from 2010 — 2021 on federal lobbying. This does not include state lobbying, where Goldman also lobbies. Goldman also lobbies abroad, spending between €800,000 — 899,999 on lobbying in Europe for 2021 and previously drawing scrutiny. for "allegedly trying to lobby members of the European Commission."[1]

Companies can give unlimited amounts to third party groups that spend millions on lobbying and undisclosed grassroots activity. These groups may be spending "at least double what's publicly reported."[2] Goldman fails to disclose its memberships in or payments to trade associations and social welfare organizations, or the amounts used for lobbying, to shareholders. Goldman belongs to the American Bankers Association (ABA), Business Roundtable, Financial Service Forum (FSF), Managed Funds Association and Securities Industry and Financial Markets Association, which together spent $55 million on lobbying for 2021.

Goldman's lack of disclosure presents reputational risks when its lobbying contradicts company public positions. For example, Goldman publicly supports addressing climate change, yet the Business Roundtable opposed the Inflation Reduction Act and its historic investments in climate action[3] and FSF lobbied the Securities and Exchange Commission to weaken proposed climate disclosure rules.[4] And while Goldman does not belong to or support the American Legislative Exchange Council, which is attacking "woke capitalism,"[5] one of its trade associations does, as ABA supported its 2022 annual meeting.[6] According to the 2022 Harris Corporate Reputation Survey, Goldman ranked 80" of the 100 most visible US companies.[7]

Reputational damage stemming from these misalignments could harm shareholder value, and I urge Goldman to expand its lobbying disclosure.

(1) https://www.cnbc.com/2018/02/21/goldman-sachs-executive-jose-manuel-barroso-a-former-top-eu-chief-in-row-over-brusselslobbying.html.

(2) https://theintercept.com/2019/08/06 /business-group-spending-on-lobbying-in-washington-is-at-least-double-whats-publicly-reported/.

(3) https://www.theguardian.com/environment/2022/aug/19/top-us-business-lobby-group-climate-action-business-roundtable

(4) https://www.eenews.net/articles/banks-to-sec-climate-rule-poses-real-world-problems/.

(5) https://www exposedbycmd.org/2022/07/27/abandoning-free-market-and-liberty-principles-alec-takes-on-woke-capitalism-bodilyautonomy-and-more-at-its-annual-meeting/.

(6) https://documented.net/investigations/heres-who-bankrolling-alec-2022-annual-meeting.

(7) https://www.axios.com/2022/05/24/2022-axios-harris-poll-100-rankings.

Directors' Recommendation

OUR BOARD UNANIMOUSLY RECOMMENDS A VOTE AGAINST THE SHAREHOLDER PROPOSAL.

Our Statement on Policy Engagement and Political Participation (our Policy Statement, available on our website through **www.gs.com/corpgov**) and our existing public disclosures already address the most material requests in the proposal. Preparing the report requested by the proposal would impose an additional administrative burden on our firm without providing material new information to our shareholders. Furthermore, additional disclosure may also raise potential competitive and business-related concerns.

As a result, and taking into account how infrequently our lobbying activities and expenditures have been raised by our shareholders during our ongoing engagement, we believe that the adoption of the proposal is unnecessary and not in the best interests of our firm or our shareholders.

- ■ **We already provide significant and meaningful disclosure about our policy engagement efforts, which addresses the most material items requested in the proposal**, as described below.

- ■ We have **transparent policies and procedures** governing our policy engagement and political participation.

  - » A key source of information for our shareholders is our Policy Statement, which is publicly available on our website.

  - » Our Policy Statement already contains information about:

    - – Our principal public policy priorities, which are developed by our Office of Government Affairs (OGA) in coordination with our Legal and Compliance functions with senior management oversight. These priorities are reviewed regularly to help ensure that our priorities continue to align with our goals;

    - – The fact that we <u>do not</u> make any political contributions in the United States from corporate funds, including contributions to so-called Section 527 entities or independent expenditure political action committees (Super PACs);

    - – The fact that, as required by law, all political contributions accepted or made by our federal political action committee, which is voluntarily funded by employees and makes contributions on a bipartisan basis, are reported to the Federal Election Commission (and are publicly available at: https://www.fec.gov/data/committee/C00350744/?tab=summary). **We <u>do not</u> contribute corporate funds to our political action committee**; and

    - – Examples of the types of trade associations and other industry groups in which we participate (such as Securities Industry and Financial Markets Association, Council of Institutional Investors and American Bankers Association), as well as information on the instructions provided to these groups to limit how our funds can be used.

      - • Specifically, we instruct trade and industry groups to not use our funds for any election-related activity at the federal, state or local level. This includes contributions and expenditures (including independent expenditures) in support of or in opposition to any candidate for any office, ballot initiative campaign, political party, committee or political action committee.

- ■ We already **disclose payments used for lobbying and recently enhanced our transparency in this regard**.

  - » We provide a link to our quarterly disclosure of all U.S. federal lobbying costs (paid directly and through trade associations) and the issues to which our lobbying efforts relate pursuant to the Lobbying Disclosure Act (available at: https://www.senate.gov/legislative/Public_Disclosure/LDA_reports.htm). A link to these reports is available through our Policy Statement, and, to provide stakeholders with greater transparency and ease of use, we recently added a link to these disclosures directly on our firm's website at **www.gs.com/corpgov.**

  - » As part of our advocacy program, we may inform our employees, shareholders or vendors/suppliers of legislation or regulations that may impact their interests. We <u>have not</u> structured or facilitated any active "grassroots lobbying" to date. However, if we were to do so in the future, we have committed to publicly disclosing related expenditures.

  - » While our policy advocacy efforts are focused primarily at the national level, we also make such disclosures at the state or local level to the extent required to do so under applicable lobbying laws.

» For context on the extent of our lobbying efforts, for 2022, such federal, state and local payments, as well as all trade and business association membership payments (whether or not attributable to lobbying), represented less than 0.25% of our 2022 net earnings.

- We **do not get involved with model legislation efforts** (and are not members of any trade association for such purpose).

- We already have **robust oversight mechanisms** including:

  » Our Board, including through our Public Responsibilities Committee, is informed of, and provides guidance (as needed) on, our various advocacy efforts;

  » Our Policy Statement is reviewed by our Public Responsibilities Committee;

  » A comprehensive report on our trade association memberships, including membership fees and dues paid in excess of $30,000, is reviewed annually by our Public Responsibilities Committee. This report also includes information about our lobbying expenditures;

  » Our Executive Vice President and staff in our OGA, Legal and Compliance functions review and approve trade association memberships to ensure that they are consistent with our public policy objectives; and

  » OGA coordinates on an ongoing basis with our business unit leadership and our Legal and Compliance functions to identify priorities, and it vets our public policy priorities and related advocacy efforts with senior management.

Item 6. Shareholder Proposal Regarding a Policy for an Independent Chair

National Legal and Policy Center, 107 Park Washington Court, Falls Church, Virginia 22046, beneficial owner of at least $2,000 in market value of the company's Common Stock for at least three years, is the proponent of the following shareholder proposal. The proponent has advised us that a representative will present the proposal and related supporting statement at our Annual Meeting.

Proponent's Statement

Request for Board of Directors to Adopt Policy for an Independent Chair

RESOLVED:

Shareholders request the Board of Directors adopt as policy, and amend the governing documents as necessary, to require hereafter that that two separate people hold the office of the Chairman and the office of the CEO as follows:

Selection of the Chairman of the Board: The Board requires the separation of the offices of the Chairman of the Board and the Chief Executive Officer.

Whenever possible, the Chairman of the Board shall be an Independent Director.

The Board may select a Temporary Chairman of the Board who is not an Independent Director to serve while the Board seeks an Independent Chairman of the Board.

The Chairman shall not be a former CEO of the company.

Selection of the Chairman of the Board shall be consistent with applicable law and existing contracts.

SUPPORTING STATEMENT:

The Chief Executive Officer of The Goldman Sachs Group, Inc. is also Board Chairman. We believe these roles — each with separate, different responsibilities that are critical to the health of a successful corporation — are greatly diminished when held by a singular company official, thus weakening its governance structure.

Expert perspectives substantiate our position:

- According to the Council of Institutional Investors (https://bit.ly/3pKrtJK), "A CEO who also serves as chair can exert excessive influence on the board and its agenda, weakening the board's oversight of management. Separating the chair and CEO positions reduces this conflict, and an independent chair provides the clearest separation of power between the CEO and the rest of the board."

- A 2014 report from Deloitte (https://bit.ly/3vQGqgeI) concluded, "The chairman should lead the board and there should be a clear division of responsibilities between the chairman and the chief executive officer (CEO)."

- A pair of business law professors wrote for *Harvard Business Review* (https://bit.ly/3xvclOA) in March 2020 that "letting the CEO chair the board can compromise board discussion quality, weakening the corporation's risk management ability… Splitting the CEO and board chair jobs between two people can help strengthen the quality of questions the corporation asks itself. When those questions remain weak, the organization is less likely to develop strategies that mitigate risk."

- Proxy adviser Glass Lewis advised (https://bit.ly/3xwuJwa) in 2021, "the presence of an independent chair fosters the creation of a thoughtful and dynamic board not dominated by the views of senior management. Further, we believe that the separation of these two key roles eliminates the conflict of interest that inevitably occurs when a CEO is responsible for self-oversight."

Directors' Recommendation

OUR BOARD UNANIMOUSLY RECOMMENDS A VOTE AGAINST THE SHAREHOLDER PROPOSAL.

Our directors take very seriously their fiduciary obligation to act in the best interests of our firm and our shareholders. In exercising their fiduciary duties, our independent directors believe it is important to retain the flexibility to determine the leadership structure that will best serve our Board's and our shareholders' interests at any given time.

We are committed to independent leadership on our Board. In fact, our policies require that if at any time our Chair is not independent, we must have an independent Lead Director.

Furthermore, as we have repeatedly disclosed, our Board will not hesitate to appoint an independent Chair if at any time our Governance Committee concludes it would be appropriate to do so. Accordingly, and taking into account that a similar proposal at our 2022 Annual Meeting was supported by only approximately 16% of the votes cast at that meeting, we believe that the adoption of this proposal is unnecessary and not in the best interests of our firm or our shareholders.

- Pursuant to our Corporate Governance Guidelines, **our independent Governance Committee assesses and deliberates the merits of our leadership structure to help ensure that the most efficient and appropriate structure is in place; it has done so annually since 2011**.
  - » This annual review process provides our Board with the necessary flexibility to make the appropriate determination about how our Board's leadership should be structured most effectively for our firm's needs, which may evolve over time. This annual review process also exists within the broader context of our Board's ongoing, year-round review of its composition and effectiveness.
  - » As a result of its most recent review, in December 2022 our Governance Committee determined that continuing to combine the roles of Chair and CEO, together with maintaining a strong independent Lead Director, is the most effective leadership structure for our firm at this time.

- This robust process includes a review of:
  - » Chair-CEO and Lead Director responsibilities (described below);
  - » Our policies and practices, which ensure strong, independent Board oversight, as well as feedback received in connection with our Board, Committee and individual director evaluation process;
  - » Shareholder feedback and voting results regarding board leadership;
    - – For example, in connection with our year-round shareholder engagement, we have generally received positive feedback regarding our Board leadership structure, with certain shareholders viewing Goldman Sachs as a leader among companies with a combined Chair-CEO, given the strength of our Lead Director role and our Board's annual leadership structure review; and
  - » Performance and global trends regarding board leadership structure.
    - – For example, there is no clear, empirical evidence that a combined Chair-CEO negatively affects company performance or impairs the efficacy of independent directors. Independent chairs also remain a minority practice among S&P 500 companies.

■ Our Board leadership structure is enhanced by the **independent leadership provided by our active Lead Director**, whose robust role (which has been enhanced over time as a result of shareholder engagement) helps ensure that the perspectives of our independent directors are strongly represented on our Board. Key elements of our Lead Director role include:

» Setting and approving the agenda for Board meetings and leading executive sessions;

» Focusing on Board effectiveness, composition and evaluations (including of our CEO and our Board, committees and individual directors);

» Serving as liaison between independent directors, on the one hand, and our Chair-CEO and management on the other; and

» Serving as primary Board contact for corporate governance engagement with shareholders and other stakeholders as well as for engagement with regulators.

– For example, during 2022, our Lead Director had over 65 additional meetings, calls and engagements with the firm and its people, our shareholders, regulators and other stakeholders, including meetings with shareholders representing over 20% of Common Stock outstanding.

■ A combined Chair-CEO structure provides our firm with a senior leader who serves as a primary liaison between our Board and management and as a primary public face of our firm.

■ Furthermore, combining the roles of CEO and Chair at our firm has been effective in promulgating strong and effective leadership of the firm, particularly in times of economic challenge and regulatory change affecting our industry. It is also important during this phase of our strategic journey, including the implementation of our strategic realignment, integration of recent acquisitions, execution of our strategic plans and investment for long-term growth.

■ **Independent Board oversight is further enhanced by our independent committee chairs, the independence of our Board as a whole and the governance policies and practices in place at our firm.**

» Each of our independent directors is committed to actively and effectively overseeing the management of our firm and protecting shareholder interests.

» Our independent directors meet often in executive session, during which they discuss topics such as Chair-CEO performance and compensation, succession planning, Board evaluation and the firm's strategy.

» Our governance structure establishes strong protections of shareholder rights.

– For example, we have majority voting for uncontested director elections, annual election of all directors, no poison pill, a shareholder right to call special meetings, a shareholder right of proxy access and no supermajority vote requirements in our by-laws or charter.

For more information, see *Corporate Governance,* including the section *Structure of our Board and Governance Practices—Board Leadership Structure*.

Item 7. Shareholder Proposal Regarding Chinese Congruency of Certain ETFs

The National Center for Public Policy Research, 2005 Massachusetts Ave. NW, Suite 700, Washington, D.C. 20036, beneficial owner of at least $2,000 in market value of the company's Common Stock for at least three years, is the proponent of the following shareholder proposal. The proponent has advised us that a representative will present the proposal and related supporting statement at our Annual Meeting.

Proponent's Statement

Chinese Congruency Proposal

Resolved: Shareholders request that the Board of Directors commission and publish a third-party review within the next year (at reasonable cost, omitting proprietary information) of whether the Company's China-focused ETFs align with its commitments, including its Statement on Human Rights and its Statement on Modern Slavery and Human Trafficking. The Board of Directors should report on how it addresses the risks presented by any misaligned funds and the Company's plans, if any, to mitigate these risks, such as detailing its plans to shift these investments to less problematic companies or regimes.

Supporting Statement: The Company's 2021 Sustainability Report touts its socially responsible goals and achievements.[1] In doing so, it advertises Company's policies and practices that it says prioritize its commitment to human rights and preventing modern slavery and human trafficking.[2]

But nothing about supporting business in China, which is controlled by the dictatorial and inhumane Chinese Communist Party (CCP), does anything to further these ideals.

The Chinese government has an abhorrent human rights record, as witnessed by its abuses against the Uyghurs and other ethnic minorities in Xinjiang, including forced labor programs, forced sterilizations, and torture.[3] Chinese authorities perpetrate genocide and use emerging technologies to carry out discriminatory surveillance and ethno-racial profiling measures designed to subjugate and exploit minority populations.[4]

This poor human rights record makes China's increasingly aggressive stance toward Taiwan even more alarming, as it makes claims of sovereignty over the island. It has recently sent warplanes towards the territory's air defense zone, and has called for Taiwan's "reunification" with China, stoking fears and geopolitical instability.[5]

The Company nonetheless conducts a significant amount of business in China, investing in companies through the Goldman Sachs ActiveBeta Emerging Markets Equity ETF (GEM). GEM, which has hundreds of millions of assets under management, effectively funds the CCP's oppressive military companies. These include companies such as the China National Nuclear Corporation (CNNC),[6] which oversees the CCP's nuclear weapons program, and Dongfeng Motor Group,[7] which builds tactical vehicles for the People's Liberation Army. The CNNC was even designated by the Pentagon at one point as a Communist Chinese military company, in accordance with its obligations under the National Defense Authorization Act to highlight the CCP's military-civil fusion strategy.[8]

Goldman Sachs invests in these CCP driven companies despite the Chinese regime committing genocide against ethnic minorities and threatening military action against the government of Taiwan – actions that run counter to everything that the Company's sustainability and other reports says the company stands for. As such, it is critical that the Board commission and publish a third-party review that includes experts who are fully aware of the dangers that China poses to ensure that Goldman Sachs' actions as a company live up to its words.

(1) https://www.goldmansachs.com/a/2021-sustainability-report.pdf

(2) https://www.goldmansachs.com/a/2021-sustainability-report.pdf; https://www.goldmansachs.com/investorrelations/corporate-governance/corporate-governance-documents/human-rights-statement.pdf; https://www.goldmansachs.com/investor-relations/corporate-governance/sustainability-reporting/state-on-modernslavery-and-human-trafficking.html

(3) https://www.state.gov/forced-labor-in-chinas-xinjiang-region/; https://www.bbc.com/news/world-asia-china-59595952; https://www.state.gov/wp-content/uploads/2022/07/Forced-Labor-The-Hidden-Cost-of-Chinas-Belt-and-Road-Initiative.pdf

(4) https://www.state.gov/wp-content/uploads/2022/08/22-00757-TIP-REPORT_072822-inaccessible.pdf

(5) https://www.foxnews.com/politics/chinese-aggression-taiwan-testing-us-resolve-afghanistan-withdrawal-experts; https://www.npr.org/2021/10/09/1044714406/xi-jinping-china-taiwan-peaceful-reunification; https://abcnews.go.com/International/wireStory/taiwans-tsai-backing-chinese-aggression-92041196

(6) https://en.cnnc.com.cn/

(7) https://www.scmp.com/news/china/military/article/3143815/chinas-new-road-assault-vehicles-go-massproduction; http://www.chinadaily.com.cn/cndy/2015-09/25/content_21976945.htm

(8) https://www.defense.gov/News/Releases/Release/Article/2434513/dod-releases-list-of-additional-companies-inaccordance-with-section-1237-of-fy/; https://media.defense.gov/2020/Aug/28/2002486659/-1/1/1/LINK_2_1237_TRANCHE_1_QUALIFIYING_ENTITIES.PDF; https://2017-2021.state.gov/communistchinese-military-companies-listed-under-e-o-13959-have-more-than-1100-subsidiaries/index.html

Directors' Recommendation

OUR BOARD UNANIMOUSLY RECOMMENDS A VOTE AGAINST THE SHAREHOLDER PROPOSAL.

As a global financial institution, we recognize and take seriously our responsibility to help protect, preserve and promote human rights around the world. While national governments bear the primary responsibility for ensuring human rights, we believe that the private sector can and should play a role in championing these fundamental rights.

To this end, we have a number of policies and procedures in place, including with respect to exchange-traded funds (ETFs). Importantly, **our ETFs and other products comply with sanctions, and we have a process in place to monitor for compliance with such sanctions**.

As a result, we believe that the adoption of this proposal is unnecessary and not in the best interests of our firm or our shareholders.

- We are committed to providing a diverse suite of products that respond to client and investor demand. For example, we provide a broad range of ETFs focused on different asset classes, which include established and emerging markets around the globe. Our clients and other investors are then able to allocate their investments in accordance with their own goals, preferences and risk tolerance.

  » For example, the Goldman Sachs ActiveBeta Emerging Markets Equity ETF referenced in the proposal is developed based on an index specifically aimed at companies in emerging markets. This is a publicly traded investment fund that does not represent a principal investment by Goldman Sachs in any of the underlying companies included in the index.

- In connection with offering our products generally, we evaluate compliance with applicable laws and regulations, including with respect to global sanctions, as well as evaluate and monitor for violators of so-called "global norms," which norms include the UN Global Compact, OECD Guidelines for Multinational Enterprises and UN Guiding Principles on Business and Human Rights, and for companies that may be identified as applying poor governance practices.

- In addition, as a result of our processes and reviews, we may take a variety of stewardship actions, including engagement and voting actions, and employ ongoing monitoring, in particular with respect to developing or changing situations.

Finally, as it goes to a key premise of the proposal, we confirm that **none of our ETFs or other products hold any securities in China National Nuclear Corporation, a U.S.–sanctioned entity**, which was incorrectly cited by the proponent as an entity of concern in which the firm through the ETF had invested.

Item 8. Shareholder Proposal Regarding a Racial Equity Audit

The Service Employees International Union Master Trust, 1800 Massachusetts Ave. NW, Suite 301, Washington, D.C. 20036, beneficial owner of at least $2,000 in market value of the company's Common Stock for at least three years, is the proponent of the following shareholder proposal. The proponent has advised us that a representative will present the proposal and related supporting statement at our Annual Meeting.

Proponent's Statement

RESOLVED that shareholders of Goldman Sachs Group, Inc. ("Goldman") urge the Board of Directors to oversee an independent racial equity audit analyzing Goldman's adverse impacts on nonwhite stakeholders and communities of color and the steps Goldman plans to take to mitigate such impacts. Input from civil rights organizations, employees, and customers should be considered in determining the specific matters to be analyzed. A report on the audit, prepared at reasonable cost and omitting confidential or proprietary information, should be publicly disclosed on Goldman's website.

SUPPORTING STATEMENT

High-profile police killings of black people have galvanized the movement for racial justice. That movement, together with the disproportionate impacts of the pandemic, have focused the attention of the media, the public and policy makers on systemic racism, racialized violence and racial inequities.

Goldman touts its $10 million Fund for Racial Equity "to support the vital work of leading organizations addressing racial injustice, structural inequity and economic disparity" and the $17 million it "deployed" to "organizations supporting [COVID-19] relief efforts in communities of color."[1] But Goldman's own diversity and inclusion record is subpar. According to its EEO-1 report, while Black workers make up 7.4% of Goldman's U.S. workforce; only 2.9% of senior managers and 3.1% of lower level managers are Black; the proportion of Black senior managers declined between the 2020 and 2021 People Strategy Reports.[2] A viral June 2020 email from a Black managing director stated: "[W]hile our firm expresses a commitment to equality and social justice up top, [junior colleagues] don't necessarily see commitment and support from their direct managers."[3]

Goldman's proxy voting is misaligned with its stated commitment to racial equity. Of 14 large asset managers whose 2022 proxy voting records were analyzed by Majority Action, Goldman opposed more racial equity audit proposals than any manager besides Vanguard.

Goldman underwrites municipal bonds whose proceeds pay police brutality settlements. Goldman was lead underwriter for a 2017 Chicago offering that allocated $225 million for settlements and judgments and a 2020 refunding bond intended to "plug[] a huge hole" in the Chicago budget,[4] including a $90 million increase in the amount appropriated for settlements and judgments.[5] One report characterized these bonds as "a transfer of wealth from over-policed communities of color to Wall Street and wealthy investors."[6]

Goldman's philanthropy fund has donated to the Los Angeles, New York City, Houston and other police foundations,[7] and Goldman Sachs Asset Management co-chaired the New York City police foundation's 2019 annual gala.[8] Police foundations buy equipment for police departments, including surveillance technology that has been used to target communities of color and nonviolent protestors.

We urge Goldman to assess its behavior through a racial equity lens to identify how it contributes to systemic racism, and how it could begin to help dismantle it.

(1) https://www.goldmansachs.com/citizenship/fund-for-racial-equity/index.html

(2) https://www.goldmansachs.com/our-commitments/sustainability/2021-people-strategyreport/multimedia/report.pdf, at 45.

(3) https://www.reuters.com/article/us-usa-goldman-sachs-race/goldman-sachs-executives-emailmaking-plea-for-racial-equality-goes-viral-at-firm-idUSKBN23C086

(4) https://financialpost.com/pmn/business-pmn/chicago-eyes-bigger-budget-savings-from-upsized-bond-refunding

(5) https://emma.msrb.org/ES1338805-ES1044119-ES1447851.pdf, at 6.

(6) http://nathancummings.org/wp-content/uploads/PoliceBrutalityBonds-Jun2018-1.pdf, at 7.

(7) https://policefoundations.org/wp-content/uploads/2021/10/Police-Report-2021_10_05_FINALV3.pdf, at 33.I

(8) https://www.institutionalinvestor.com/article/b1m0xjc8wmn3mf/Color-of-Change-Calls-on-Larry-Fink-to-Stop-Supporting-NYC-Police-Foundation

Directors' Recommendation

OUR BOARD UNANIMOUSLY RECOMMENDS A VOTE AGAINST THE SHAREHOLDER PROPOSAL.

We share the proponent's focus on advancing racial equity. Bringing diverse people, perspectives and abilities to Goldman Sachs is imperative for our organization to best serve our stakeholders, and we regularly engage with our Board on this issue.

We have long been committed to promoting inclusion, diversity and equity within our own firm, throughout our industry and in the communities in which we live and work. Our efforts to bridge gaps in inequality are ongoing. As a firm focused on sustainable and inclusive growth, we are channeling the power of capital to drive economic prosperity for more people, and we continue to partner with our clients to find commercial solutions that can make a positive impact on the social and civic challenges in our communities. We also believe that diversity is core to our ability to serve our clients well and to maximize returns for our shareholders, and we have set forth aspirational diversity goals to help enhance diversity in our organization.

Over the past several years, we have continued to strengthen our established racial equity-related initiatives and taken actions to encourage open dialogue, assess our shortcomings and enhance our diversity and inclusion efforts to help create lasting change both at our firm and within our communities.

In particular, **in 2022 we engaged the law firm Wilmer Cutler Pickering Hale and Dorr LLP (WilmerHale), which has expertise in conducting racial equity audits and other assessments of civil rights impact for clients in financial services and other industries, to examine and report on the effectiveness of several initiatives**, as described below. In light of the actions we have taken and our continued commitment to these important issues, we believe that the adoption of this proposal is unnecessary and not in the best interests of our firm or our shareholders.

■ We have long focused on providing access to capital and resources to minority-owned small businesses and other underserved communities through our commercial and philanthropic activity. Key examples of these efforts include One Million Black Women (OMBW), the Fund for Racial Equity and our 10,000 Small Businesses (10KSB) program.

» **Importantly, we engaged WilmerHale to conduct an audit of these initiatives to assess their effectiveness and impact on external stakeholders and communities of color.**

» WilmerHale's work took into account input from both internal and external stakeholders regarding the design, implementation and impact of the initiatives. To this end, in addition to reviewing relevant documents and data, WilmerHale conducted over 50 interviews with Goldman Sachs employees, external partners and consultants, and participants and/or representatives of funding recipients across all three initiatives.

» More information about this audit has been made available concurrently with this Proxy Statement at **www.gs.com/corpgov**.

■ We are committed to channeling our capabilities in furtherance of sustainable and inclusive growth. For example, in addition to the initiatives and commitments reviewed in the recent audit:

» *In our business:*

– *Launch With GS* is our $1 billion investment strategy grounded in our data-driven thesis that diverse teams drive strong returns. Through *Launch With GS*, we aim to increase access to capital and facilitate connections for women, Black, Latinx and other diverse entrepreneurs and investors;

– As part of our $750 billion commitment to sustainable finance, we are supporting underserved populations by leveraging our capabilities to improve access and affordability. Inclusive growth supports communities by drawing on innovative finance and partnerships to mitigate unequal access and affordability among underserved populations; and

– Urban Investment Group is our domestic multi-asset class investing and lending business that commits over $3 billion annually to close the opportunity gap for underserved people through real estate projects and lending facilities for small businesses. Over 75% of UIG's real estate investing is in minority communities.

» *Across our workforce:*

– A diverse and inclusive employee base allows us to develop better ideas, respond to the needs of our clients and ensure that our people can work at their maximum potential. Over the years, the firm's efforts have evolved from raising broader awareness and delivering an array of programs to a more deliberate, data-driven and targeted approach. We have made good progress, but we have more work to do;

– To drive progress for our firm towards our aspirational goals, we have a range of initiatives in place to increase diverse representation at all levels and foster inclusion, including recruiting efforts to engage with a broader range of candidates, programs designed to help our people contribute to an inclusive environment and programs focused on retention, such as our Black Analyst & Associate Initiative, the Hispanic/Latinx Analyst Initiative, the Women's Career Strategies Initiative and the Vice President Sponsorship Initiative. To this end, our annual People Strategy Report provides EEO-1 data for our U.S. employees and updates on our progress towards these aspirational goals; and

– For example, in 2021, we announced a five-year $25 million commitment to Historically Black Colleges and Universities (HBCUs), the *Market Madness: HBCU Possibilities Program*, where we selected 125 first- and second-year students across eight HBCUs from a pool of more than 600 undergraduate applicants to participate in a four-month training program in finance fundamentals, leading up to a final case study competition with a $1 million grand prize in the form of a grant for the winner's academic institution. Now in its third year, the firm will welcome 150 students from 12 HBCUs who will join a school-based team with two firm coaches as they complete the curriculum.

» *In our community engagement:*

– To date, Goldman Sachs has deployed over $3 billion in philanthropic capital to drive inclusive economic growth and opportunity in underserved communities, funding over 9,000 nonprofits in over 100 countries. In addition to funding, we believe it is also critically important to work within our communities, partnering with nonprofit organizations over the long term; and

– For example, through *Community TeamWorks*, Goldman Sachs employees dedicate their time and expertise to support communities by participating in various projects. To date, nearly 500,000 volunteers have dedicated 2.9 million hours of service in partnership with over 3,000 nonprofits.

For more information, see **www.gs.com/racialequity**.

Item 9. Shareholder Proposal Regarding a Policy to Phase Out Fossil Fuel–Related Lending & Underwriting Activities

The Sierra Club Foundation, 2101 Webster Street, Suite 2150, Oakland, California 94612, together with a co-filer, Dominican Sisters of Springfield, IL, each beneficial owners of at least $2,000 in market value of the company's Common Stock for at least three years, are the proponents of the following shareholder proposal. The proponents have advised us that a representative will present the proposal and related supporting statement at our Annual Meeting.

Proponent's Statement

Whereas: Climate change poses a systemic risk, with estimated global GDP loss of 11–14% by midcentury under current trajectories.[1] The climate crisis is primarily caused by fossil fuel production and combustion, which is enabled by funding from financial institutions.

According to scientific consensus, limiting warming to 1.5°C means that the world cannot develop new oil and gas fields or coal mines beyond those already approved (new fossil fuel exploration and development).[2] Furthermore, existing fossil fuel supplies are sufficient to satisfy global energy needs.[3] New oil and gas fields would not produce in time to mitigate current energy market turmoil resulting from the Ukraine War.[4]

Goldman Sachs (GS) has committed to align its financing with the goals of the Paris Agreement,[5] achieving net-zero emissions by 2050, consistent with limiting global warming to 1.5°C.[6] However, GS' current policies and practices are not net-zero aligned.

GS is among the world's largest funders of fossil fuels, providing $119 billion in lending and underwriting to fossil fuel companies during 2016-2021, including $44 billion to 100 top companies engaged in new fossil fuel exploration and development.[7]

Without a policy to phase out financing of new fossil fuel exploration and development, GS is unlikely to meet its climate commitments and merits scrutiny for material risks that may include:

- Greenwashing: Banking and securities regulators are tightening and enforcing greenwashing regulations, which could result in major fines and settlements.[8]

- Regulation: Central banks, including the Fed, are starting to implement climate stress tests[9] and scenario analyses,[10] and some have begun to propose increased capital requirements for banks' climate risks.[11]

- Competition: Dozens of global banks have adopted policies to phase out financial support for new oil and gas fields[12] and coal mines.[13]

- Reputation: Campaigns targeting GS' climate policies include hundreds of organizations with tens of millions of global members and supporters, including current and potential GS customers.[14]

By exacerbating climate change, GS is increasing systemic risk, which will have significant negative impacts – including physical risks and transition risks[15] – for itself and for diversified investors.

Best practices for banks to achieve net zero involve financing of companies reducing scopes 1-3 absolute emissions and allocating capital in line with science-based, independently verified short, medium and long-term decarbonization targets. Organizations like the Science Based Targets initiative and Transition Pathway Initiative can provide independent verification of decarbonization targets.

RESOLVED: Shareholders request that the Board of Directors adopt a policy for a time-bound phase-out of GS' lending and underwriting to projects and companies engaging in new fossil fuel exploration and development.

Supporting Statement: This proposal is intended, in the discretion of board and management, to enable support for GS' energy clients' low-carbon transition.

(1) https://www.swissre.com/media/press-release/nr-20210422-economics-of-climate-change-risks.html

(2) https://www.iisd.org/system/files/2022-10/navigating-energy-transitions-mapping-road-to-1.5.pdf

(3) https://www.ipcc.ch/report/ar6/wg3/resources/spm-headline-statements/

(4) https://www.iea.org/commentaries/what-does-the-current-global-energy-crisis-mean-for-energy-investment

(5) https://www.goldmansachs.com/accelerating-transition/accelerating-transition-report.pdf

(6) https://www.unepfi.org/net-zero-banking/commitment/http://bankingonclimatechaos.org/

(7) http://bankingonclimatechaos.org/

(8) https://www.nytimes.com/2022/06/12/business/sec-goldman-sachs-esg-funds.html

(9) https://www.bankingsupervision.europa.eu/press/pr/date/2022/html/ssm.pr220708~565c38d18a.en.html

(10) https://www.federalreserve.gov/newsevents/pressreleases/other20220929a.htm

(11) https://www.bis.org/review/r220223e.htm

(12) https://oilgaspolicytracker.org/

(13) https://coalpolicytool.org/

(14) https://stopthemoneypipeline.com/

(15) https://www.bis.org/bcbs/publ/d517.pdf

Directors' Recommendation

OUR BOARD UNANIMOUSLY RECOMMENDS A VOTE AGAINST THE SHAREHOLDER PROPOSAL.

Goldman Sachs has **long been committed to providing innovative, commercial solutions for our clients to address and manage climate-related risk and accelerate the climate transition**. We view climate transition as a key driver of both risk and opportunity, and we have been innovating and expanding our commercial capabilities to help our clients navigate the transition.

We do not believe that committing to a time-bound phase out of our financing and underwriting activity in hard-to-abate sectors, which critically need both our engagement and our capital, is in the best interests of our shareholders, clients or communities. **We do not believe in placing limits on financing to producers because, among other things, we do not believe it will result in either reduction in emissions from, or demand for, fossil fuels.**

In June 2021, our Global Investment Research group estimated that $56 trillion in incremental infrastructure investment is needed to achieve net zero carbon emissions by 2050. Recent global events have underscored how energy resilience, security and diversification are critical components to drive broader transition to a lower-carbon economy. Climate transition will require thoughtful public policy that strikes a balance between current energy capabilities and support for new technology. Even research models published by the Intergovernmental Panel on Climate Change and others do not assume a complete phase out of fossil fuels by 2050; rather, they assume some form of abatement, whether through carbon capture and storage or other carbon dioxide removal methods to counterbalance residual GHG emissions.

Given our significant investment in decarbonization and transition finance capabilities, we believe our shareholders, clients and communities are better served by our engagement, not our divestment.

As a result, and taking into account that a similar proposal at our 2022 Annual Meeting was supported by only approximately 11% of the votes cast at the meeting, we believe that the adoption of this proposal is unnecessary and not in the best interests of our firm or our shareholders, and it would undermine our role in the low carbon transition.

- Goldman Sachs has a long-standing commitment to address the impacts of climate change and accelerate the transition to a low-carbon economy. Since our initial Environmental Policy Framework in 2005, we have **accelerated our efforts to integrate sustainability across our business, prioritizing climate transition and inclusive growth in our commercial efforts with clients.**

- We see finance and innovation playing an important role in supporting the climate transition for companies in the hardest-to-abate sectors, which need strategic advice and capital to invest in innovative technologies not yet deployable at commercial scale and shift to lower-carbon sources, while also helping to enable continued supply of affordable, reliable energy. For example:

  » Our commercial capabilities include climate transition financing, offsite and on-site renewable power procurement, commodity risk management strategies, carbon offset purchases and climate-related investments; and

  » We also launched Carbon Portfolio Analytics on Marquee, which helps clients measure and manage their carbon footprint. Beyond providing carbon data, this offering provides tools and analytics designed to empower clients to better understand their portfolio risks and opportunities from a carbon perspective.

- In just the last few years, we have taken a number of other key steps and made certain commitments, including:

  » Joining OS-Climate initiative as the U.S. founding bank member as well as the UN Principles for Responsible Banking and Net Zero Banking Alliance;

  » Issuing $800 million inaugural Goldman Sachs sustainability bond and establishing a sustainable issuance framework;

  » **Committing to a net zero by 2050 pathway and expanding our operational carbon commitment to become net zero by 2030 in our operations and supply chain;**

  » Announcing Goldman Sachs Bloomberg Climate Finance Partnership, including a Climate Innovation Fund alongside the Asian Development Bank; and

  » Publishing our second TCFD report, *Accelerating Transition* (available at **www.gs.com/corpgov**), which sets forth an interim roadmap for our net zero by 2050 commitment, including an **initial set of business-related, ranged targets for 2030 across three sectors: Oil & Gas, Power and Auto Manufacturing** (as further described in connection with other climate-related shareholder proposals below).

    – We will publish an updated TCFD report later this year that will demonstrate our progress towards our climate-related goals and commitments. We have also committed to expand our targets into additional sectors by the end of 2024.

- Focusing on climate change is **important for our partnerships with clients and counterparties and is a core element of how we manage risk. As such, we integrate oversight of climate-related risks** into our firm's centralized governance structures to enable oversight and guidance on the firm's approach to managing climate-related risks and opportunities, which is reflected in our day-to-day focus across businesses as well as control and operating functions.

  » We recognize that different geographies, industries and even clients within each industry are at various stages of their decarbonization journey and require solutions relevant for each geography, industry and client depending on where they are in their path to net zero emissions. In some cases, this may involve activities that would constitute new fossil fuel development projects.

  » If we were to implement the proposal, over time, it would prevent us from engaging in transactions similar to ones we have executed over the past several years (examples of which are set forth in our sustainability reporting) to support legacy energy companies moving towards decarbonization and a renewable energy focus.

- We provide extensive public disclosure regarding our sustainable finance and stewardship efforts, including through a dedicated portion of our website **(www.gs.com/sustainability)** as well as through **www.gs.com/corpgov.**

For more information on our sustainability efforts, see *Spotlight on Sustainability*.

Item 10. Shareholder Proposal Regarding Disclosure of 2030 Absolute Greenhouse Gas Reduction Goals

The New York City Comptroller, Municipal Building, One Centre Street, 8th Floor North, New York, New York 10007, on behalf of The New York City Employees' Retirement System, The New York City Teachers' Retirement System and the New York City Board of Education Retirement System, each a beneficial owner of at least $25,000 in market value of the company's Common Stock for at least one year, is the proponent of the following shareholder proposal. The proponent has advised us that a representative will present the proposal and related supporting statement at our Annual Meeting.

Proponent's Statement

Absolute GHG Reduction Goals

RESOLVED: Shareholders request Goldman Sachs ("Goldman") issue a report within a year, at reasonable expense and excluding confidential information, that discloses 2030 absolute greenhouse gas ("GHG") emissions reduction targets covering both lending and underwriting for two high emitting sectors: Oil and Gas and Power Generation. These targets should be aligned with a science-based net zero pathway and in addition to any emission intensity targets for these sectors that Goldman has or will set.

Supporting Statement:

The Intergovernmental Panel on Climate Change (IPCC) has advised that greenhouse gas (GHG) emissions must be halved by 2030 and reach net zero by 2050 to limit global warming to 1.5°C. Every incremental increase in temperature above 1.5°C will entail increasingly severe physical, transition, and systemic risks to companies, investors, the markets, and the economy as a whole. Climate change mitigation is therefore critical to address investment risks in order to avert the large economic losses projected to occur if insufficient action is taken.

According to the International Energy Agency, transformation of the Oil and Gas and Power Generation sectors are critical to reaching the global goal of keeping temperature rise below 1.5°C, and are therefore significant to Goldman's climate-risk mitigation strategy.

Goldman should adopt absolute emission targets in these sectors to protect the Company and its long-term investors. Though the Company has a commitment to reach net zero emissions by 2050 and a target to reduce GHG emissions intensity of the Oil and Gas and Power Generation sectors by 2030, it does not yet have a science-based 2030 target to reduce these GHG emissions on an absolute basis. Intensity targets will measure the reduction in emissions per unit or per dollar, however, by definition, they will not capture whether Goldman's total financed GHG emissions have decreased in the real world.

Rather, we believe the Company should consider target-setting approaches used by advisory groups such as the Science Based Targets initiative. Such an absolute reduction target aligned with a science-based net zero emissions pathway is critical for the Company to achieve its net-zero commitment and more fully address its climate risks.

Goldman trails its peers in setting absolute GHG emissions reduction targets. Citigroup has committed to reducing its absolute emissions for the energy sector by 29% by 2030, stating "absolute reduction is required to meet net zero goals and is the most transparent target selection."[2] Wells Fargo has set a target to reduce absolute emissions for the oil and gas sector by 26% by 2030. Other banks setting absolute reduction goals for the oil and gas sector include HSBC (34%), Société Generale (30%), BBVA (30%), and Deutsche Bank (23%).

By setting absolute targets in addition to its intensity targets in the energy sector, the Company can ensure it is moving toward its stated commitments and real-economy emissions reductions.

We urge you to vote FOR this proposal.

(1) https://www.ipcc.ch/assessment-report/ar6/

(2) taskforce-on-climate-related-financial-disclosures-report-2021.pdf (citigroup.com)

Directors' Recommendation

OUR BOARD UNANIMOUSLY RECOMMENDS A VOTE AGAINST THE SHAREHOLDER PROPOSAL.

Goldman Sachs has **long been committed to providing innovative, commercial solutions for our clients to address and manage climate-related risk and accelerate the climate transition**. We view climate transition as a key driver of both risk and opportunity, and we have been innovating and expanding our commercial capabilities to help our clients navigate this transition.

We share the proponent's focus on making progress towards net zero. In fact, in March 2021 we announced our commitment to align our financing activities with a net zero by 2050 pathway, and, later that year, we published our second TCFD report, *Accelerating Transition,* which sets forth an interim roadmap for our net zero by 2050 commitment and includes an initial set of ranged targets tailored to our business objectives. We have also committed to expand our targets into additional sectors by the end of 2024.

We believe that this approach enables us to better manage and support our clients and prevents the potential unintended consequences of absolute targets, as detailed below.

As a result, in light of our current disclosures and continued commitment to the climate transition, we believe that the adoption of this proposal is unnecessary and not in the best interests of our firm or our shareholders.

- In our 2021 TCFD report, we shared an **initial set of business-related, ranged targets for 2030 across three sectors: Oil & Gas, Power and Auto Manufacturing**.

  » Our initial interim targets focus on sectors where we see an opportunity to proactively engage our clients, deploy capital required for transition and invest in new commercial solutions to help drive decarbonization in the real economy.

  » These are also areas where we believe our firm can have the most material impact, and where we have sufficient data available and an ability to engage clients on decarbonization.

  » These targets cover our corporate lending commitments, debt and equity capital markets financing and on-balance sheet debt and equity investments.

- We chose to set our targets on a physical emissions intensity basis (e.g., kilograms of CO2e per megawatt hour of electricity generated) due to the close tie between the level of a company's emissions and the scale of its production. Absolute emissions metrics may also serve as a significant disincentive to provide capital to those companies most in need of transition capital. **We believe that measuring our portfolio through an intensity lens will enable us to better manage and support our clients in transition by:**

  » Normalizing for company size and scale of production: We work with clients across the value chain in these different sectors and with companies of different sizes. An intensity-based approach improves comparability across clients in our portfolio;

  » Allowing for growth in businesses that are emissions-efficient: Intensity based targets reward efficiency without penalizing growth. This is particularly relevant for sectors like Power where production is expected to increase significantly over the decade, in line with science-based decarbonization pathways; and

  » Reducing volatility as a result of short-term changes in production levels: For example, global emissions fell in 2020 due to a slowdown in production and reduced demand for end-use fossil fuels during the COVID-19 pandemic. Emissions have rebounded as reopening policies take hold around the world. An intensity-based approach normalizes for volatility like this in emissions caused by macro events rather than true decarbonization.

- We will publish an updated TCFD report later this year that will demonstrate our progress towards our climate-related goals and commitments.

For more information on our sustainability efforts, see *Spotlight on Sustainability*.

Item 11. Shareholder Proposal Regarding a Climate Transition Report

Mack Street 2016 Trust (S), care of As You Sow, 2020 Milvia St., Suite 500, Berkeley, California 94704, beneficial owner of at least $25,000 in market value of the company's Common Stock for at least one year, together with co-filer Debriana Berlin Rev Tr (S), beneficial owner of at least $2,000 in market value of the company's Common Stock for at least three years, and co-filer United Church Funds, beneficial owner of at least $25,000 in market value of the company's Common Stock for at least one year, are the proponents of the following shareholder proposal. The proponents have advised us that a representative will present the proposal and related supporting statement at our Annual Meeting.

Proponent's Statement

RESOLVED: Shareholders request that Goldman Sachs issue a report disclosing a transition plan that describes how it intends to align its financing activities with its 2030 sectoral greenhouse gas emissions reduction targets, including the specific measures and policies necessary to achieve its targets, the reductions to be achieved by such measures and policies, and timelines for implementation and associated emission reductions.

WHEREAS: The banking sector has a critical role to play in achieving global Net Zero by 2050 goals. The Net Zero Banking Alliance (NZBA) notes that 40 percent of global banking assets have committed to aligning lending and investment portfolios with Net Zero by 2050.[1] But targets alone are insufficient. Investors seek disclosures demonstrating banks' concrete transition strategies to credibly achieve their disclosed emission reduction targets.

The United Nations has recommended that financial institution transition plans demonstrate how all parts of the business align with interim targets and long-term net zero targets[2]. Other guidelines exist to help financial institutions operationalize and translate net zero commitments into strategies "with specific objectives . . . against which progress can be assessed."[3],[4]

Goldman Sachs is one of the top 15 global financers of fossil fuels, with $17 billion in fossil fuel financing in 2021, and nearly $118 billion between 2016 through 2021.[5]

Goldman is a member of the NZBA and has announced a Net Zero by 2050 greenhouse gas emissions (GHG) reduction goal for its financed emissions. It also has set 2030 intensity reduction targets for the oil and gas, power, and auto manufacturing sectors. To achieve these goals, Goldman states that it is "expanding its commercial capabilities to help clients measure and manage their climate-related exposure"; "developing new financing tools tied to progress on climate transition"; and investing in "climate solutions and emerging technologies" for hard to abate sectors" including a ten-year, $750 billion commitment to sustainable finance.[6]

While the described actions will help clients manage and reduce their emissions, they do not demonstrate a concrete transition plan for how Goldman will achieve its 2030 sectoral reduction targets. An effective transition plan creates accountability by describing the indicators, milestones, metrics, and timelines necessary to deliver on its decarbonization targets and ensure investors that it is accountable for reducing its financed emissions in alignment with its 2030 targets.

A transition plan might include, for example, disclosure of clients' estimated annual reductions and how the bank plans to achieve remaining emissions reductions. Other elements of such a plan might include client and employee incentives or disincentives; setting mandatory actions, including loan approval guidelines, investment and underwriting priorities, or prohibitions; and developing policies or guidelines that otherwise restrict, limit, or condition bank business activities, along with expected associated reductions from each.

(1) https://www.unepfi.org/net-zero-banking/

(2) https://www.un.org/sites/un2.un.org/files/high-level_expert_group_n7b.pdf p.21-22

(3) https://www.iigcc.org/media/2022/07/An-investor-led-framework-of-pilot-indicators-to-assess-banks-on-the-transition-tonet-zero-28-July.pdf

(4) https://assets.bbhub.io/company/sites/63/2022/06/GFANZ_Recommendations-and-Guidance-on-Net-zero-Transition-Plansfor-the-Financial-Sector_June2022.pdf

(5) https://www.ran.org/wp-content/uploads/2022/03/BOCC_2022_vSPREAD-1.pdf

(6) https://www.goldmansachs.com/accelerating-transition/accelerating-transition-report.pdf, p. 4

Directors' Recommendation

OUR BOARD UNANIMOUSLY RECOMMENDS A VOTE AGAINST THE SHAREHOLDER PROPOSAL.

Goldman Sachs has **long been committed to providing innovative, commercial solutions for our clients to address and manage climate-related risk and accelerate the climate transition**. We view climate transition as a key driver of both risk and opportunity, and we have been innovating and expanding our commercial capabilities to help our clients navigate the transition.

We share the proponent's view on the importance of transparency regarding our climate transition commitments. To this end, we have already provided extensive public disclosures, including through our Sustainability Reports, TCFD reports and a dedicated portion of our website (**www.gs.com/sustainability**), as well as through **www.gs.com/corpgov,** and we continue to update this reporting on a regular basis.

As a result, preparing the report requested by the proposal would impose an additional administrative burden on our firm without providing material new information to our shareholders. As such, we believe that the adoption of this proposal is unnecessary and not in the best interests of our firm or our shareholders.

- In 2021, we published our second TCFD report, which included a preliminary transition plan for how we expect to deliver on our commitment to align with a net zero by 2050 pathway. We conducted a preliminary baseline emissions analysis for our 2019 exposure and embedded our net zero commitment in our commercial and client activities.

- Importantly, we dedicated an entire section of the 2021 TCFD report to our climate strategy, which describes the significant work we have already undertaken to support low-carbon transition efforts for our clients through the development of new commercial capabilities and innovative climate solutions. We also provide significant detail on the development of our metrics and targets and the implementation thereof.

  » For example, we have developed a new and unique cross-firm decarbonization offering that includes a full suite of tools to help our corporate clients develop and execute on their climate-related strategies, including renewable energy and carbon offset procurement.

  » At the same time, we recognize that different geographies, industries and even clients within each industry are at different stages of their decarbonization journey, and we must be able to tailor solutions to each geography, industry and client depending on where they are in their path to net zero emissions.

  » As a global financial institution, we regularly assess and manage the risks posed by climate change to our business through proprietary models that leverage the latest science and industry best practices on stress testing, and we are further integrating climate into our firmwide business and risk practices more broadly.

  » In addition to ongoing reporting to the market and our stakeholders, we intend to use our targets to inform business strategy. Our efforts to baseline the in-scope portfolios and estimate our 2030 targets required detailed client-level analysis, and these reviews were conducted collaboratively with subject matter experts across the firm. This granular analysis will inform our engagement with clients on their decarbonization efforts. Over time, we aim to further embed these targets into our risk management framework.

- We also recognize the importance of providing continued transparency with respect to our climate transition. To this end, we will publish an updated TCFD report later this year that will demonstrate our progress towards our sectoral targets and provide additional details of how we are integrating climate-related measurements across our business.

  » We seek to balance the demand for updated information with the availability of updated data to ensure that our updates provide meaningful and new information to our stakeholders. To this end, we have been focused on the availability of 2021 emissions and production data from our vendors and providers, after which we will conduct our internal measurement and review process.

  » We are also working on automating and standardizing the emissions reporting process to allow for more frequent, recurring reporting of our portfolio intensity versus our stated targets. This includes creating infrastructure across our businesses to provide real-time visibility into changes in portfolio intensity metrics and to support client engagement, which will provide further accountability in meeting our 2030 reduction targets.

  » Going forward, we intend to provide updated disclosure on an annual basis. We have also committed to expand our targets into additional sectors by the end of 2024.

For more information on our sustainability efforts, see *Spotlight on Sustainability*.

Item 12. Shareholder Proposal Regarding Reporting on Pay Equity

James McRitchie, 9295 Yorkship Ct., Elk Grove, California 95758, beneficial owner of at least $2,000 in market value of the company's Common Stock for at least three years, is the proponent of the following shareholder proposal. The proponent has advised us that a representative will present the proposal and related supporting statement at our Annual Meeting.

Proponent's Statement



FOR Shareholder Rights

Proposal 12 – Pay Equity Disclosure

Resolved: James McRitchie of CorpGov.net and other shareholders, requests the Golden Sachs Group, Inc. ("Company" or "Golden Sachs") report annually on unadjusted median and adjusted pay gaps across race and gender globally and/ or by country, where appropriate, including associated policy, reputational, competitive, and operational risks, and risks related to recruiting and retaining diverse talent. The report should be prepared at reasonable cost, omitting proprietary information, litigation strategy, and legal compliance information.

Racial/gender pay gaps are the difference between non-minority and minority/male and female median earnings expressed as a percentage of non-minority/male earnings.

Supporting Statement: Pay inequities persist across race and gender. They pose substantial risks to companies and society. Black workers' hourly median earnings represent 64% of white wages. Median income for women working full time is 83% of that of men.[1] Intersecting race, Black women earn 63%, Native women 60%, and Latina women 55%.[2] At the current rate, women will not reach pay equity until 2059, Black women 2130, and Latina women 2224.[3]

Citigroup estimated closing minority and gender wage gaps 20 years ago could have generated 12 trillion dollars in additional national income.[4] PwC estimates closing the gender pay gap could boost OECD economies by $2 trillion annually.[5] Actively managing pay equity is linked to superior stock performance and return on equity.[6]

Best practice includes:

1. *unadjusted* median pay gaps, assessing equal opportunity to high-paying roles,
2. statistically *adjusted* gaps, assessing whether minorities and non-minorities, men and women, are paid the same for similar roles.

Over 20 percent of the 100 largest U.S. employers currently report adjusted gaps, and an increasing number of companies disclose unadjusted gaps to address the structural bias women and minorities face regarding job opportunity and pay.[7] Golden Sachs reports neither.

Racial and gender *unadjusted* median pay gaps are accepted as the valid way of measuring pay inequity by the United States Census Bureau, Department of Labor, OECD, and International Labor Organization.[8] The United Kingdom and Ireland mandate disclosure of median pay gaps, and the United Kingdom is considering racial pay reporting. An annual report adequate for investors to assess performance could integrate base, bonus and equity compensation to calculate:

- percentage median and adjusted gender pay gap, globally and/or by country
- percentage median and adjusted racial/minority/ethnicity pay gap, U.S. and/or by country

**To Enhance Shareholder Value, Vote FOR
Pay Equity Disclosure – Proposal 12**

(1) https://www.nationalpartnership.org/our-work/resources/economic-justice/fair-pay/americas-women-and-the-wagegap.pdf

(2) https://www.aauw.org/app/uploads/2021/09/AAUW_SimpleTruth_2021_-fall_update.pdf

(3) https://iwpr.org/iwpr-publications/quick-figure/the-gender-pay-gap-1985-to-2020-with-forecast-for-achieving-payequity-by-race-and-ethnicity/

(4) https://ir.citi.com/NvIUklHPilz14Hwd3oxqZBLMn1_XPqo5FrxsZD0x6hhil84ZxaxEuJUWmak51UHvYk75VKeHCMI%3D

(5) https://www.pwc.com/hu/en/kiadvanyok/assets/pdf/women-in-work-2021-executive-summary.pdf

(6) https://www.mckinsey.com/capabilities/people-and-organizational-performance/our-insights/promoting-gender-parityin-the-global-workplace; https://www.issgovernance.com/file/publications/ISS-ESG-Gender-Diversity-Linked-to-Success.pdf

(7) https://diversiq.com/which-sp-500-companies-disclose-gender-pay-equity-data/

(8) https://static1.squarespace.com/static/5bc65db67d0c9102cca54b74/t/622f4567fae4ea772ae60492/1647265128087/Racial+Gender+Pay+Scorecard+2022+-+Arjuna+Capital.pdf

Directors' Recommendation

OUR BOARD UNANIMOUSLY RECOMMENDS A VOTE AGAINST THE SHAREHOLDER PROPOSAL.

At Goldman Sachs, we have long been committed to promoting diversity, equity and inclusion as a key business imperative. Diversity is core to our ability to serve our clients well and to maximize returns for our shareholders. A diverse and inclusive employee base allows us to develop better ideas, respond to the needs of our clients and ensure that our people can reach their maximum potential.

Pay equity is fundamental to this, and we share the proponent's focus on advancing pay equity. While we recognize there is a desire among certain stakeholders for publication of more statistics regarding pay measures, we believe the fundamental underlying consideration for our firm and many corporations is the under-representation of women and diverse professionals both in magnitude and levels of seniority. We are committed to compensating our employees fairly and equitably and to promoting gender and racial/ethnic diversity and inclusion in our leadership ranks and broader workforce. To this end, we have policies and procedures in place with respect to our hiring, promotion and compensation practices to support equitable treatment. This includes ensuring compensation decisions are subject to multiple levels of review.

We are also highly focused on providing transparency and accountability to our investors and other stakeholders. In addition to the regular reporting we already provide on the firm's progress towards our aspirational diversity goals, as well as our annual EEO-1 demographic data, we have heard from many shareholders that additional disclosure regarding our pay practices would be beneficial. Accordingly, **we will provide additional information regarding our gender and race pay gaps, as detailed below, beginning next year (with respect to 2023 data)**.

As a result of our existing policies and procedures, as well as this new commitment, we believe that the adoption of this proposal is unnecessary and not in the best interests of our firm or our shareholders.

- Our compensation policies and procedures are designed to compensate employees without regard to gender, race, ethnicity or other protected categories. Further, for nearly 20 years the firm has been reviewing employee compensation during the firm's annual compensation process. Our legal and human resource functions conduct an analysis of base salary and discretionary bonuses, the purpose of which is to help ensure the firm continues to pay employees comparable compensation for similar work.

- We believe that reporting median pay gaps on an unadjusted basis, as requested in the proposal, does not provide information that is accurate or useful, as it does not take into account factors such as an employee's role, tenure, location or impact. These factors, among others, are necessary to consider when evaluating whether employees are comparably compensated for similar work.

- As part of our continued commitment to enhanced transparency and accountability, we commit to disclose additional information regarding our gender and race pay gaps, with appropriate adjustments for factors such as those described above, in our 2023 People Strategy Report.

- **This disclosure is the next step on the firm's journey of enhanced transparency and accountability regarding the diversity of our workforce.**

  » Since 2021, we have published our People Strategy Report annually (available at **www.gs.com**), which provides tangible indicators of our progress on our people-related goals, including expanded EEO-1 disclosure and progress on our aspirational diversity goals.

  » While there is more work to be done, we are making notable progress towards achieving our aspirational diversity and inclusion goals. For example, our 2021 managing director class and 2022 partner class have been the most diverse classes to date.

For more information on our compensation philosophy generally, see *Compensation Matters*. For more information on our racial and gender equity initiatives, see **www.gs.com/racialequity** and **www.gs.com/whenwomenlead**.

Certain Relationships and Related Transactions

On the recommendation of our independent directors, our Board has in place various policies that provide guidelines for the review of certain relationships and transactions involving our directors and executive officers.

Related Person Transactions Policy

Our Board has a written Related Person Transactions Policy regarding the review and approval of transactions between us and "related persons" (directors, executive officers, immediate family members of a director or executive officer, or known 5% shareholders).

Under this policy, transactions that exceed $120,000 in which a related person has, may have or may be deemed to have a direct or indirect material interest are submitted to the Designated Reviewers (the Chairs of the Governance, Audit and Risk Committees) or our full Governance Committee for review and approval, as applicable. Certain transactions, including employment relationships, ordinary course banking, brokerage, investment, lending and other services, payment of certain regulatory filing fees and certain other ordinary course non-preferential transactions, have been determined by the Governance Committee to be preapproved transactions, and thus do not require specific review and approval under the policy (although these transactions must be reported to our Governance Committee and may still be submitted for review and approval if deemed appropriate).

In reviewing and determining whether to approve a related person transaction, the following factors, among others, are considered:

- Whether the transaction is in the interests of us and our shareholders;
- Whether the transaction would impair the independence of an independent director;
- Whether the transaction presents a conflict of interest, taking into account the size of the transaction, the financial position of the director or executive officer, the nature of the director's or executive officer's interest in the transaction, the ongoing nature of the transaction and any other relevant factors;
- Whether the transaction is fair and reasonable to us and on substantially the same terms as would apply to comparable third parties;
- The business reasons for the transaction;
- Any reputational issues; and
- Whether the transaction is material, taking into account the significance of the transaction to our investors.

All of the transactions and relationships reported under —*Certain Relationships and Transactions* were determined, under the mechanisms of the Related Person Transactions Policy, to be in the best interests of our firm and our shareholders.

In addition to our policies on director independence and related person transactions, we also maintain a policy with respect to outside director involvement with financial firms, such as private equity firms or hedge funds. Under this policy, in determining whether to approve any current or proposed affiliation of a non-employee director with a financial firm, our Board will consider, among other things, the legal, reputational, operational and business issues presented, and the nature, feasibility and scope of any restrictions, procedures or other steps that would be necessary or appropriate to ameliorate any perceived or potential future conflicts or other issues.

Certain Relationships and Transactions

Brokerage and Banking Services

Some of our directors and executive officers (and persons or entities affiliated with them) have brokerage and/or discretionary accounts at our broker-dealer affiliates and may utilize other ordinary course banking or lending products (such as credit cards) offered by Goldman Sachs Bank USA. Extensions of credit by Goldman Sachs Bank USA that do not involve more than the normal risk of collectability and do not present other unfavorable features have been and may be made to certain of our directors and executive officers (and persons or entities affiliated with them) in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons unrelated to our firm, and in each case in compliance with relevant laws and regulations.

Firm-Managed Funds and Other Investments

We have established private investment funds (Employee Funds) to permit our employees (and in certain cases, retired employees) to participate in our private equity, hedge fund and other similar activities by investing in or alongside funds and investments that we manage or sponsor for independent investors and/or for our firm. We believe the opportunity to make such investments helps to promote teamwork and collaboration across the firm and provides alignment with the firm's strategy to grow the alternatives business. Investment decisions for the Employee Funds are made by the investment teams or committees that are fiduciaries for such funds, and no executive officers are members of such investment teams or committees.

The Employee Funds generally maintain diversified investment portfolios, and these investment opportunities do not affect the incentives of our executive officers under our compensation program. Many of our employees, their spouses, related charitable foundations or entities they own or control have invested in these Employee Funds. In some cases, we have limited participation to our PMDs, including our executive officers, or limited the amount of participation, and in some cases participation may be limited to individuals eligible to invest pursuant to applicable law.

Certain of the Employee Funds provide applicable investors with an interest in the overrides we receive for managing the funds for independent investors (Overrides); the level of Override for which applicable investors may be eligible may vary based on certain criteria. Employee Funds generally do not require our current or retired PMDs and other current or retired employees to pay management fees and do not deduct Overrides from fund distributions. Similarly, certain other investments may be made available to our PMDs, retired PMDs and other current employees on a fee-free or reduced fee basis.

Distributions and redemptions exceeding $120,000 from Employee Funds made to our 2022 executive officers (or persons or entities affiliated with them) during 2022, consisting of profits and other income and return of amounts initially invested (excluding Overrides, which are discussed below), were approximately, in the aggregate, as follows: Mr. Solomon – $15.5 million; Mr. Waldron – $1.8 million; Mr. Coleman – $1.6 million; Mr. Berlinski – $580,000; John F.W. Rogers (Executive Vice President) – $2.7 million; Laurence Stein (Chief Administrative Officer until February 2022) – $443,000; Ericka Leslie (Chief Administrative Officer) – $222,000; Brian Lee (Chief Risk Officer) – $309,000; and Sheara Fredman (Chief Accounting Officer) – $220,000.

Overrides distributed to our 2022 executive officers (or persons or entities affiliated with them) during 2022 were approximately, in the aggregate, as follows: Mr. Solomon – $556,000; Mr. Waldron – $171,000; Mr. Coleman – $90,000; Mr. Berlinski – $45,000; Mr. Rogers – $176,000; Mr. Stein – $59,000; Ms. Leslie – $48,000; Mr. Lee – $71,000; and Ms. Fredman – $34,000.

Subject to applicable laws, in addition, certain of our directors and executive officers may from time to time invest their personal funds in other funds or investments that we have established and that we manage or sponsor. Except as described above, these other investments are made on substantially the same terms and conditions as other similarly-situated investors in these funds or investments who are neither directors nor employees. In certain of these funds, including certain Employee Funds, our directors and executive officers may own in the aggregate more than 10% of the interests in these funds.

Affiliates of Goldman Sachs generally bear overhead and administrative expenses for, and may provide certain other services free of charge to, Employee Funds.

Transactions with Director- and Executive Officer-Affiliated Entities

We take very seriously any actual or perceived conflicts of interest, and we critically evaluate all potential transactions and relationships that may involve directors or executive officers or entities affiliated with them.

Mr. Mittal is the Executive Chairman and former CEO of ArcelorMittal S.A. and beneficially owns (directly and indirectly) approximately 37% of the outstanding common shares of ArcelorMittal. Goldman Sachs provides ordinary course financial advisory, lending, investment banking, trading (such as acting as a derivative counter-party from time to time) and other financial services to ArcelorMittal and its affiliates, including as described below.

Goldman Sachs participates in a $5.5 billion five-year revolving credit facility for ArcelorMittal. Under this $5.5 billion facility, Goldman Sachs has agreed to lend to ArcelorMittal up to $170 million at an interest rate of LIBOR + 735 basis points (which rate may vary depending on ArcelorMittal's credit ratings). Goldman Sachs currently has no loan outstanding under this facility.

Goldman Sachs also participates in a $212.5 million credit facility for an entity in which ArcelorMittal is an approximately 25% shareholder. Under the facility, Goldman Sachs has agreed to lend up to approximately $22.5 million at an interest rate of SOFR + 450 basis points (which rate may vary based on a credit spread adjustment). This credit facility is currently partially drawn, resulting in an approximately $19.4 million loan from Goldman Sachs outstanding under this facility.

During 2022, Goldman Sachs acted as financial advisor to a third-party client that sold an approximately 80% interest in a $1 billion asset to ArcelorMittal as a result of a competitive bidding process. In December 2022 and early 2023, Goldman Sachs acted as executing broker in connection with approximately $560 million of public market divestments by ArcelorMittal of a portion of its shareholding in an entity in which it is a minority shareholder.

Each of these transactions was conducted and all of these services were provided on an arm's-length basis.

Mr. Ogunlesi is the Chairman and Chief Executive Officer of Global Infrastructure Partners LLC (together with its affiliates, GIP). In connection with his role at GIP, Mr. Ogunlesi is entitled to less than 5% of the total profit of the fund that participated in the following transactions, and he also has a direct or indirect interest in such fund amounting to less than 0.02% of such fund.

In March 2022, Goldman Sachs acted as an underwriter in an approximately $301 million public common stock offering for a company in which a fund managed by GIP was a selling stockholder. Such fund received approximately $145 million of the proceeds of the offering. In addition, in April 2022, Goldman Sachs acted as an underwriter in an approximately $400 million private debt offering for a company in which a fund managed by GIP is an investor. Such fund received approximately $200 million of the proceeds of the offering, which were used to fund a repurchase of units in the company owned by such fund. In each of these transactions, Goldman Sachs' relationship with this company pre-dates GIP's investment therein. In addition, in connection with a transaction that closed in October 2022, Goldman Sachs provided a £200 million equity bridge loan to a third-party client, the proceeds of which were used by the client to acquire an equity interest from GIP in an infrastructure asset in an approximately £415 million transaction.

Each of these transactions was conducted and all of these services were provided on an arm's-length basis.

During 2022, Goldman Sachs continued its consulting relationship with the company for which the spouse of Mr. Rogers serves as CEO and managing partner; the service agreement provides for annual fees of approximately $1 million for the provision of advice and insights in support of the firm's business strategy in China. This consulting relationship was entered into on an arm's-length basis.

5% Shareholders

For information on transactions involving Goldman Sachs, on the one hand, and BlackRock, Inc., State Street Corporation or The Vanguard Group, on the other, see footnotes (a), (b) and (c) under *Beneficial Ownership—Beneficial Owners of More than Five Percent*.

Beneficial Ownership

Beneficial Ownership of Directors and Executive Officers

The following table contains certain information, as of February 27, 2023, regarding beneficial ownership of Common Stock by each director, nominee and NEO, as well as by all directors, nominees, NEOs and other executive officers as a group as of such date. The table below contains information regarding ownership not only of our Common Stock, but also of vested RSUs where applicable. It does not include PSUs, unvested RSUs or SVC Awards.

Name	Number of Shares of Common Stock Beneficially Owned[a][b]
David Solomon[c]	131,989
John Waldron[c]	76,683
Denis Coleman[c]	66,956
Philip Berlinski[c]	50,635
Kathryn Ruemmler[c]	11,611
Michele Burns	25,470
Drew Faust	6,473
Mark Flaherty	16,434
Kimberley Harris	1,673
Kevin Johnson	321
Ellen Kullman	12,130
Lakshmi Mittal	51,701
Adebayo Ogunlesi	28,588
Peter Oppenheimer	23,535
Jan Tighe	6,110
Jessica Uhl	1,811
David Viniar[c]	973,182
Mark Winkelman	108,556
All directors, nominees, NEOs and other executive officers as a group (22 persons)[e]	1,811,270

(a) For purposes of this table and the Beneficial Owners of More than Five Percent table below, "beneficial ownership" is determined in accordance with Rule 13d-3 under the Exchange Act, pursuant to which a person or group of persons is deemed to have "beneficial ownership" of any shares of Common Stock that such person has the right to acquire within 60 days of the date of determination. In light of the nature of vested RSUs, we have also included in this table shares of Common Stock underlying vested RSUs. For purposes of computing the percentage of outstanding shares of Common Stock held by each person or group of persons named above, any shares that such person or persons has the right to acquire within 60 days (as well as the shares of Common Stock underlying vested RSUs) are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

The shares of Common Stock underlying vested RSUs included in the table above are as follows:

Name	RSUs
David Solomon[(c)]	0
John Waldron[(c)]	0
Denis Coleman[(c)]	27,627
Philip Berlinski[(c)]	18,524
Kathryn Ruemmler[(c)]	0
Michele Burns	25,470
Drew Faust	6,473
Mark Flaherty	15,419
Kimberley Harris	1,673
Kevin Johnson	321
Ellen Kullman	12,130
Lakshmi Mittal	36,701
Adebayo Ogunlesi	26,588
Peter Oppenheimer	21,535
Jan Tighe	6,110
Jessica Uhl	1,811
David Viniar[(d)]	20,778
Mark Winkelman	18,556
All directors, nominees, NEOs and other executive officers as a group (22 persons)[(e)]	261,924

(b) Except as discussed in footnotes (c) and (d) below, all of our directors, nominees, NEOs and other executive officers have sole voting power and sole dispositive power over all shares of Common Stock beneficially owned by them. No individual director, nominee, NEO or other executive officer beneficially owned in excess of 1% of the outstanding Common Stock as of February 27, 2023. The group consisting of all directors, nominees, NEOs and other executive officers as of February 27, 2023 beneficially owned approximately 0.54% of the outstanding shares of Common Stock (0.46% not including vested RSUs as of such date).

(c) Excludes any shares of Common Stock subject to our Shareholders' Agreement that are owned by other parties to our Shareholders' Agreement. As of February 27, 2023, each of Messrs. Solomon and Waldron was a party to our Shareholders' Agreement and a member of our Shareholders' Committee; however, each disclaims beneficial ownership of the shares of Common Stock subject to our Shareholders' Agreement other than those specified above for each NEO individually. For a discussion of our Shareholders' Agreement, see *Frequently Asked Questions—How is voting affected by shareholders who participate in certain Goldman Sachs Partner Compensation plans?*

Includes shares of Common Stock beneficially owned by our NEOs indirectly through certain estate planning vehicles of our NEOs for which voting power and dispositive power is shared, through family trusts, the sole beneficiaries of which are immediate family members of our NEOs, and through private charitable foundations of which our NEOs are trustees, as follows: Mr. Solomon – 16,970 shares, Mr. Coleman – 3,874 shares and Mr. Berlinski – 6,995 shares; similarly, with respect to Mr. Viniar – 318,979 shares. Each NEO or Mr. Viniar, as applicable, shares voting power and dispositive power over these shares and disclaims beneficial ownership of the shares held in family trusts and private charitable foundations.

(d) All RSUs held by Mr. Viniar were received as compensation for his service as a director.

(e) Includes an aggregate of 123,186 shares of Common Stock beneficially owned by these individuals indirectly through certain estate planning vehicles for which voting power and dispositive power is shared, an aggregate of 149,273 shares of Common Stock beneficially owned by family trusts, the sole beneficiaries of which are immediate family members of these individuals and an aggregate of 133,979 shares of Common Stock beneficially owned by the private charitable foundations of which certain of these individuals are trustees. Each of these individuals shares voting power and dispositive power over these shares and disclaims beneficial ownership of the shares held in family trusts and private charitable foundations.

Each current executive officer is a party to our Shareholders' Agreement and disclaims beneficial ownership of the shares of Common Stock subject to our Shareholders' Agreement that are owned by other parties to our Shareholders' Agreement.

See *Compensation Matters—Compensation Discussion and Analysis—Other Compensation Policies and Practices* for a discussion of our executive stock ownership guidelines and retention requirements.

Beneficial Owners of More than Five Percent

Based on filings made under Section 13(d) and Section 13(g) of the Exchange Act, as of February 27, 2023, the only persons known by us to be beneficial owners of more than 5% of Common Stock were as follows:

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned (#)	Percent of Class (%)
BlackRock, Inc. 55 East 52nd Street New York, New York 10055	23,301,183[a]	6.98%
State Street Corporation State Street Financial Center One Lincoln Street Boston, Massachusetts 02111	20,766,479[b]	6.22%
The Vanguard Group 100 Vanguard Blvd. Malvern, Pennsylvania 19355	29,524,710[c]	8.85%

(a) This information has been derived from the Schedule 13G filed with the SEC on February 5, 2013, Amendment No. 1 to such filing filed with the SEC on February 4, 2014, Amendment No. 2 to such filing filed with the SEC on February 9, 2015, Amendment No. 3 to such filing filed with the SEC on February 10, 2016, Amendment No. 4 to such filing filed with the SEC on January 24, 2017, Amendment No. 5 to such filing filed with the SEC on January 25, 2018, Amendment No. 6 to such filing filed with the SEC on February 4, 2019, Amendment No. 7 to such filing filed with the SEC on February 5, 2020, Amendment No. 8 to such filing filed with the SEC on January 29, 2021, Amendment No. 9 to such filing filed with the SEC on February 1, 2022 and Amendment No. 10 to such filing filed with the SEC on February 7, 2023 by BlackRock, Inc. and certain subsidiaries. We and our affiliates engage in ordinary course trading, brokerage, asset management or other transactions or arrangements with, and provide ordinary course investment banking, lending or other financial services to, BlackRock, Inc. and its affiliates, related entities and clients. These transactions are negotiated on arm's-length bases and contain customary terms and conditions. Affiliates of BlackRock, Inc. are investment managers for certain investment options under our 401(k) Plan, certain GS Pension Plan assets and certain tax qualified plans for employees of certain of our affiliates, including The 401(k) Savings Plan. In the case of The 401(k) Savings Plan, a third-party investment manager who is not affiliated with GS is responsible for fund selection and selected the BlackRock mutual fund. BlackRock's affiliates' engagement is unrelated to BlackRock's Common Stock ownership. In addition, their fees resulted from arm's-length negotiations, and we believe they are reasonable in amount and reflect market terms and conditions.

(b) This information has been derived from the Schedule 13G filed with the SEC on February 12, 2021, Amendment No. 1 to such filing filed with the SEC on February 14, 2022 and Amendment No. 2 to such filing filed with the SEC on February 6, 2023 by State Street Corporation and certain subsidiaries. We and our affiliates provide ordinary course financial advisory, lending, investment banking and other financial services to, and engage in ordinary course trading, brokerage, asset management (including State Street's role as fund administrator for certain of our funds) or other transactions or arrangements with State Street Corporation and its affiliates, related entities and clients. These transactions are negotiated on arm's-length bases and contain customary terms and conditions. State Street Global Advisors is an investment manager for certain investment options under our 401(k) Plan. State Street Global Advisors' engagements are unrelated to State Street's Common Stock ownership. Their fees resulted from arm's-length negotiations, and we believe they are reasonable in amount and reflect market terms and conditions.

(c) This information has been derived from the Schedule 13G filed with the SEC on February 10, 2016, Amendment No. 1 to such filing filed with the SEC on February 13, 2017, Amendment No. 2 to such filing filed with the SEC on February 9, 2018, Amendment No. 3 to such filing filed with the SEC on February 11, 2019, Amendment No. 4 to such filing filed with the SEC on February 12, 2020, Amendment No. 5 to such filing filed with the SEC on February 10, 2021, Amendment No. 6 to such filing filed with the SEC on February 9, 2022 and Amendment No. 7 to such filing filed with the SEC on February 9, 2023 by The Vanguard Group and certain subsidiaries. We and our affiliates engage in ordinary course trading, arrangements relating to the placement of the firm's investment funds or other transactions or arrangements with, and may from time to time provide other ordinary course lending or other financial services to, The Vanguard Group and its affiliates, related entities and clients. These transactions are negotiated on arm's-length bases and contain customary terms and conditions. The Vanguard Group is an investment manager to mutual funds that are investment options in our 401(k) Plan and certain tax qualified plans for employees of certain of our affiliates, including The 401(k) Savings Plan, the GreenSky Trade Credit LLC 401(k) Plan and the NN Investment Partners North America LLC 401(k) Profit Sharing Plan. The selection of the Vanguard mutual funds as investment options for each plan is unrelated to Vanguard's Common Stock ownership. In the case of The 401(k) Savings Plan and the GreenSky Trade Credit LLC 401(k) Plan, a third-party investment manager who is not affiliated with GS is responsible for fund selection and selected the Vanguard mutual funds. We believe that the fees paid to The Vanguard Group through the Vanguard mutual funds are the same as the fees that are paid by the other holders of the same share classes of those funds.

Additional Information

How to Contact Us

Across our shareholder base there is a wide variety of viewpoints about matters affecting our firm. We meet and speak with our shareholders and other stakeholders throughout the year. Board-level engagement is led by our Lead Director and may include other directors as appropriate.

OUR DIRECTORS

Communicate with our directors, including our Lead Director, Committee Chairs or Independent Directors as a group

Mail correspondence to:
John F.W. Rogers
Secretary to the Board of Directors
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

INVESTOR RELATIONS

Reach out to our Investor Relations team at any time

Email:
gs-investor-relations@gs.com

Phone:
(+1) 212-902-0300

BUSINESS INTEGRITY PROGRAM

You may contact us, or any member of our Board upon request, in each case in a confidential or anonymous manner, through the firm's reporting hotline under our Policy on Reporting of Concerns Regarding Accounting and Other Matters

Phone:
(+1) 866-520-4056

Policy is available on our website at www.gs.com/business-integrity-program

Corporate Governance and Other Materials Available on our Website

On our website (**www.gs.com/shareholders**) under the heading "Corporate Governance," you can find, among other things, our:

- Restated Certificate of Incorporation
- Amended and Restated By-Laws
- Corporate Governance Guidelines
- Code of Business Conduct and Ethics
- Policy Regarding Director Independence Determinations
- Charters of our Audit, Compensation, Governance, Public Responsibilities and Risk Committees
- Compensation Principles
- Statement on Policy Engagement and Political Participation
- Information about our Business Integrity Program, including our Policy on Reporting of Concerns Regarding Accounting and Other Matters
- Sustainability Reporting (including Sustainability, People Strategy, SASB and TCFD reporting) and Environmental Policy Framework
- Audit Report: Goldman Sachs' Efforts To Advance Equity and Opportunity for Underserved Communities
- Report on Review of Arbitration Program
- Report on Vesting of Equity-Based Awards Due to Voluntary Resignation to Enter Government Service
- Statement on Human Rights and Statement on Modern Slavery and Human Trafficking
- Business Principles

References to our website or other links to our publications or other information are provided for the convenience of our shareholders. None of the information or data included on our websites or accessible at these links is incorporated into, and will not be deemed to be a part of, this Proxy Statement or any of our other filings with the SEC.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee is or has been an officer or employee of Goldman Sachs. No member of our Compensation Committee or our Board is, or was in 2022, an executive officer of another entity at which one of our executive officers serves, or served in 2022, on either the board of directors or the compensation committee. For information about related person transactions involving members of our Compensation Committee, see *Certain Relationships and Related Transactions*.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors and executive officers and persons who own more than 10% of a registered class of our equity securities to file reports of ownership of, and transactions in, our equity securities with the SEC. Our directors and executive officers are also required to furnish us with copies of all such Section 16(a) reports if not filed by the firm on their behalf. The reports are published on our website at **www.gs.com/shareholders**.

Based on a review of the copies of these reports, and on written representations from our reporting persons, we believe that all such reports that were required to be filed under Section 16(a) during 2022 were timely filed other than a Form 4 filing for Ericka Leslie relating to a sale of Common Stock, which was filed late due to an administrative error and was corrected promptly following the identification of the error.

Incorporation by Reference

Only the following sections of this Proxy Statement shall be deemed incorporated by reference into our 2022 Annual Report on Form 10-K in response to Part III, Items 10, 11, 12, 13 and 14 thereof: Corporate Governance—Item 1. Election of Directors—Our Directors; Corporate Governance—Item 1. Election of Directors—Independence of Directors; Corporate Governance—Structure of our Board and Governance Practices—Our Board Committees— Audit; Compensation Matters—Compensation Discussion and Analysis; Compensation Matters—Executive Compensation; Compensation Matters—Compensation Committee Report; Compensation Matters—Pay Ratio Disclosure; Compensation Matters—Director Compensation Program; Audit Matters—Item 4. Ratification of PwC as our Independent Registered Public Accounting Firm for 2023; Certain Relationships and Related Transactions; Beneficial Ownership; Additional Information—Compensation Committee Interlocks and Insider Participation; Additional Information— Delinquent Section 16(a) Reports; Frequently Asked Questions—How do I obtain more information about Goldman Sachs? and Frequently Asked Questions—How can I submit nominees (such as through proxy access) or shareholder proposals in accordance with our By-Laws?

To the extent that this Proxy Statement is incorporated by reference into any other filing by Goldman Sachs under either the U.S. Securities Act of 1933, as amended, or the Exchange Act, the sections of this Proxy Statement entitled "Compensation Committee Report" and "Report of our Audit Committee" (to the extent permitted by the rules of the SEC) will not be deemed incorporated into any such filing, unless specifically provided otherwise in such filing.

Other Business

As of the date hereof, there are no other matters that our Board intends to present, or has reason to believe others will present, at our Annual Meeting. If other matters come before our Annual Meeting, the persons named in the accompanying form of proxy will vote in accordance with their best judgment with respect to such matters.

Frequently Asked Questions

What are some common terms and acronyms used in this Proxy Statement?

Annual Meeting	Goldman Sachs Annual Meeting of Shareholders to be held on April 26, 2023
BVPS	Book Value Per Common Share
By-Laws	Amended and Restated By-Laws
CD&A	Compensation Discussion and Analysis
CET1	Common equity tier one capital
CLO	Chief Legal Officer
Common Stock	Common shares of The Goldman Sachs Group, Inc.
CRO	Chief Risk Officer
EPS	Diluted Earnings Per Common Share
ESG	Environmental, social and governance
Exchange Act	U.S. Securities Exchange Act of 1934, as amended
Executive Leadership Team	Our Chief Executive Officer (CEO), our Chief Operating Officer (COO) and our Chief Financial Officer (CFO)
Goldman Sachs, our firm, we, us, GS and our	The Goldman Sachs Group, Inc., a Delaware corporation, and its consolidated subsidiaries
Governance Committee	Corporate Governance and Nominating Committee
GS Gives	Goldman Sachs Gives
HCM	Human Capital Management
IR	Investor Relations
NEO	Named Executive Officer. For 2022, our NEOs are: David Solomon, John Waldron, Denis Coleman, Philip Berlinski and Kathryn Ruemmler
NYSE	New York Stock Exchange
Peers	Our Peers consist of our U.S. Peers (Bank of America Corporation (BAC), Citigroup Inc. (C), JPMorgan Chase & Co. (JPM), Morgan Stanley (MS), The Bank of New York Mellon Corporation (BK) and Wells Fargo & Company (WFC)) and our European Peers (Barclays PLC (BARC), Credit Suisse Group AG (CS), Deutsche Bank AG (DB) and UBS Group AG (UBS))
PMD	Participating Managing Director
Proxy Statement	Goldman Sachs Proxy Statement filed with the SEC in connection with the 2023 Annual Meeting
PSU	Performance-based RSU
PwC	PricewaterhouseCoopers LLP
ROE	Return on Average Common Shareholders' Equity
ROTE	Return on Average Tangible Common Shareholders' Equity
RSU	Restricted stock unit
Say on Pay Vote	Our annual advisory vote to approve NEO compensation
SEC	U.S. Securities and Exchange Commission
Shares at Risk	Shares (generally after applicable tax withholding) that are subject to transfer restrictions, which generally prohibit the sale, transfer, hedging or pledging of underlying Shares at Risk, even if the NEO leaves our firm (subject to limited exceptions)
SVC Awards	Shareholder Value Creation Awards
TSR	Total Shareholder Return, including dividends reinvested without payment of any commission

When and where is our Annual Meeting?

We will be holding our Annual Meeting on Wednesday, April 26, 2023, at 8:30 a.m., Dallas time, at the Fairmont Dallas, located at 1717 N. Akard Street, Dallas, Texas 75201. Upon arrival, please follow Annual Meeting signage for security and entry into the meeting.

How can I attend our Annual Meeting?

Shareholders as of the record date and/or their authorized representatives are permitted to attend our Annual Meeting in person by following the procedures in our Proxy Statement. Our Annual Meeting is handicap accessible, and hearing devices will be available upon request.

Will our Annual Meeting be webcast?

Our Annual Meeting will be available through an audio-only webcast, which will be accessible to the public at **www.gs.com/proxymaterials**. Anyone can listen to the Annual Meeting through the webcast, but you will not be able to participate in the meeting.

What is included in our proxy materials?

Our proxy materials, which are available on our website at **www.gs.com/proxymaterials**, include:

- Our Notice of 2023 Annual Meeting of Shareholders;
- Our Proxy Statement; and
- Our 2022 Annual Report to Shareholders.

If you received printed versions of these materials by mail (rather than through electronic delivery), these materials also included a proxy card or voting instruction form.

How are we distributing our proxy materials?

To expedite delivery, reduce our costs and decrease the environmental impact of our proxy materials, we used "Notice and Access" in accordance with an SEC rule that permits us to provide proxy materials to our shareholders over the Internet. By March 17, 2023, we sent a Notice of Internet Availability of Proxy Materials to certain of our shareholders containing instructions on how to access our proxy materials online. If you received a Notice, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice instructs you on how to access and review all of the important information contained in the proxy materials. The Notice also instructs you on how you may submit your proxy via the Internet. If you received a Notice and would like to receive a copy of our proxy materials, follow the instructions contained in the Notice to request a copy electronically or in paper form on a one-time or ongoing basis. Shareholders who do not receive the Notice will continue to receive either a paper or electronic copy of our Proxy Statement and 2022 Annual Report to Shareholders, which will be sent on or about March 21, 2023.

How do I ask a question at our Annual Meeting?

Shareholders as of our record date who attend the Annual Meeting in person will be able to ask questions during the designated portion of our Annual Meeting, in accordance with our Rules of Conduct. Shareholders may be limited to three questions each to allow us the opportunity to answer other questions received.

How will proposals be presented at the Annual Meeting?

Our Chairman and CEO will chair our Annual Meeting and will present the Election of Directors and other management proposals as described herein. Each of the proponents of the shareholder proposals described herein (or their designated representative) will be provided with the opportunity to present their proposal in person at the meeting.

What do I need to bring to attend the Annual Meeting?

Photo Identification. Anyone wishing to gain admission to our Annual Meeting must provide a form of government-issued photo identification, such as a driver's license or passport.

Proof of Ownership

- **Shareholders of Record:** No additional document regarding proof of ownership is required.
- **Beneficial Owner of Shares Held in Street Name:** You or your representative must bring an account statement, voting instruction form or legal proxy as proof of your ownership of shares as of the close of business on February 27, 2023.

Additional Documentation for an Authorized Representative. Any shareholder representative (for example, of an entity that is a shareholder) must also present satisfactory documentation evidencing his or her authority with respect to the shares.

We reserve the right to limit the number of representatives for any shareholder who may attend the meeting.

Failure to follow any of these procedures may delay your entry into or prevent you from being admitted to our Annual Meeting. Please contact Beverly O'Toole at 1-212-357-1584 or **Beverly.OToole@gs.com** at least five business days in advance of our Annual Meeting if you would like to confirm you have proper documentation or if you have other questions about attending our Annual Meeting.

Who can vote at our Annual Meeting?

You can vote your shares of Common Stock at our Annual Meeting if you were a shareholder at the close of business on February 27, 2023, the record date for our Annual Meeting.

As of February 27, 2023, there were 333,794,818 shares of Common Stock outstanding, each of which entitles the holder to one vote for each matter to be voted on at our Annual Meeting.

What is the difference between holding shares as a shareholder of record and as a beneficial owner of shares held in street name?

Shareholder of Record. If your shares of Common Stock are registered directly in your name with our transfer agent, Computershare, you are considered a "shareholder of record" of those shares. You may contact our transfer agent (by regular mail or phone) at:

Computershare
P.O. Box 43078
Providence, RI 02940-3078
U.S. and Canada: 1-800-419-2595
International: 1-201-680-6541
www.computershare.com

Beneficial Owner of Shares Held in Street Name.
If your shares are held in an account at a bank, brokerage firm, broker-dealer or other similar organization, then you are a beneficial owner of shares held in street name. In that case, you will have received these proxy materials from the bank, brokerage firm, broker-dealer or other similar organization holding your account and, as a beneficial owner, you have the right to direct your bank, brokerage firm or similar organization as to how to vote the shares held in your account.

How do I vote?

To be valid, your vote by Internet, telephone or mail must be received by the deadline specified on the proxy card or voting information form, as applicable. Whether or not you plan to attend the Annual Meeting, we urge you to vote and submit your proxy in advance of the meeting.

	If You are a Shareholder of Record	If You are a Beneficial Owner of Shares Held in Street Name
By Internet[a] (24 hours a day)	**www.proxyvote.com**	**www.proxyvote.com**
By Telephone[a] (24 hours a day)	1-800-690-6903	1-800-454-8683
By Mail	Return a properly executed and dated proxy card in the pre-paid envelope we have provided	Return a properly executed and dated voting instruction form by mail, depending upon the method(s) your bank, brokerage firm, broker-dealer or other similar organization makes available
At our Annual Meeting	Instructions on attending our Annual Meeting in person can be found above	To do so, you will need to bring a valid "legal proxy." You can obtain a legal proxy by contacting your account representative at the bank, brokerage firm, broker-dealer or other similar organization through which you hold your shares. Additional instructions on attending our Annual Meeting in person can be found above

(a) Internet and telephone voting procedures are designed to authenticate shareholders' identities, allow shareholders to give their voting instructions and confirm that shareholders' instructions have been recorded properly. We have been advised that the Internet and telephone voting procedures that have been made available to you are consistent with applicable legal requirements. Shareholders voting by Internet or telephone should understand that, while we and Broadridge Financial Solutions, Inc. (Broadridge) do not charge any fees for voting by Internet or telephone, there may still be costs, such as usage charges from Internet access providers and telephone companies, for which you are responsible.

Can I change my vote after I have voted?

You can revoke your proxy at any time before it is voted at our Annual Meeting, subject to the voting deadlines that are described on the proxy card or voting instruction form, as applicable.

You can revoke your vote:

- By voting again by Internet or by telephone (only your last Internet or telephone proxy submitted prior to the meeting will be counted);
- By signing and returning a new proxy card with a later date;
- By obtaining a "legal proxy" from your account representative at the bank, brokerage firm, broker-dealer or other similar organization through which you hold shares; or
- By attending and voting at our Annual Meeting.

You may also revoke your proxy by giving written notice of revocation to John F.W. Rogers, Secretary to the Board of Directors, at The Goldman Sachs Group, Inc., 200 West Street, New York, New York 10282, which must be received no later than 5:00 p.m., Eastern Time, on April 25, 2023. If you intend to revoke your proxy by providing such written notice, we advise that you also send a copy via email to **Beverly.OToole@gs.com**.

If your shares are held in street name, we also recommend that you contact your broker, bank or other nominee for instructions on how to change or revoke your vote.

Can I confirm that my vote was cast in accordance with my instructions?

Shareholder of Record. Our shareholders have the opportunity to confirm that their vote was cast in accordance with their instructions. Vote confirmation is consistent with our commitment to sound corporate governance practices and a key means to increase transparency. Vote confirmation is available 24 hours after your vote is received beginning on April 11, 2023, with the final vote tabulation available through June 26, 2023. You may confirm your vote whether it was cast by proxy card, electronically or telephonically. To obtain vote confirmation, log onto **www.proxyvote.com** using the control number we have provided to you and receive confirmation on how your vote was cast.

Beneficial Owner of Shares Held in Street Name. If your shares are held in an account at a bank, brokerage firm, broker-dealer or other similar organization, the ability to confirm your vote may be affected by the rules and procedures of your bank, brokerage firm, broker-dealer or other similar organization and the confirmation will not confirm whether your bank, broker or other entity allocated the correct number of shares to you.

How can I obtain an additional proxy card?

Shareholders of record can contact our Investor Relations team at The Goldman Sachs Group, Inc., 200 West Street, 29th Floor, New York, New York 10282, Attn: Investor Relations, telephone: 1-212-902-0300, email: **gs-investor-relations@gs.com**.

If you hold your shares of Common Stock in street name, contact your account representative at the bank, brokerage firm, broker-dealer or other similar organization through which you hold your shares.

How will my shares be voted if I do not vote in person at the Annual Meeting?

The proxy holders (that is, the persons named as proxies on the proxy card) will vote your shares of Common Stock in accordance with your instructions at the Annual Meeting (including any adjournments or postponements thereof).

How will my shares be voted if I do not give specific voting instructions?

Shareholders of Record. If you indicate that you wish to vote as recommended by our Board or if you sign, date and return a proxy card but do not give specific voting instructions, then the proxy holders will vote your shares in the manner recommended by our Board on all matters presented in this Proxy Statement, and the proxy holders may determine in their discretion regarding any other matters properly presented for a vote at our Annual Meeting. Although our Board does not anticipate that any of the director nominees will be unable to stand for election as a director nominee at our Annual Meeting, if this occurs, proxies will be voted in favor of such other person or persons as may be recommended by our Governance Committee and designated by our Board.

Beneficial Owners of Shares Held in Street Name. If your bank, brokerage firm, broker-dealer or other similar organization does not receive specific voting instructions from you, how your shares may be voted will depend on the type of proposal.

- **Ratification of Independent Registered Public Accounting Firm**. For the ratification of the appointment of our independent registered public accounting firm, NYSE rules provide that brokers (other than brokers that are affiliated with Goldman Sachs) that have not received voting instructions from their customers ten days before the meeting date may vote their customers' shares in the brokers' discretion on the ratification of our independent registered public accounting firm. This is known as broker-discretionary voting.

» If your broker is Goldman Sachs & Co. LLC or another affiliate of ours, NYSE policy specifies that, in the absence of your specific voting instructions, your shares of Common Stock may only be voted in the same proportion as other shares are voted with respect to the proposal.

» For shares of Common Stock held in retail accounts at Goldman Sachs & Co. LLC for which specific voting instructions are not received, we will vote such shares in proportion to the voted shares of Common Stock in retail accounts at Goldman Sachs & Co. LLC.

■ **All other matters**. All other proposals are "non-discretionary matters" under NYSE rules, which means your bank, brokerage firm, broker-dealer or other similar organization may not vote your shares without voting instructions from you. Therefore, you must give your broker instructions in order for your vote to be counted.

Participants in our 401(k) Plan. If you sign and return the voting instruction form but otherwise leave it blank or if you do not otherwise provide voting instructions to the 401(k) Plan trustee by mail, Internet or telephone, your shares will be voted in the same proportion as the shares held under the 401(k) Plan for which instructions are received, unless otherwise required by law.

What is the quorum requirement for our Annual Meeting?

A quorum is required to transact business at our Annual Meeting. The holders of a majority of the outstanding shares of Common Stock as of February 27, 2023, present in person or represented by proxy and entitled to vote, will constitute a quorum. Abstentions and broker non-votes are treated as present for quorum purposes.

Who counts the votes cast at our Annual Meeting?

Representatives of Broadridge will tabulate the votes cast at our Annual Meeting, and American Election Services, LLC will act as the independent inspector of election.

How is voting affected by shareholders who participate in certain Goldman Sachs Partner Compensation plans?

Employees of Goldman Sachs who participate in the PCP are "covered persons" under our Shareholders' Agreement. Our Shareholders' Agreement governs, among other things, the voting of shares of Common Stock owned by each covered person directly or jointly with a spouse (but excluding shares acquired under our 401(k) Plan). Shares of Common Stock subject to our Shareholders' Agreement are called "voting shares."

Our Shareholders' Agreement requires that before any of our shareholders vote, a separate, preliminary vote is held by the persons covered by our Shareholders' Agreement. In the election of directors, all voting shares will be voted in favor of the election of the director nominees receiving the highest numbers of votes cast by the covered persons in the preliminary vote. For all other matters, all voting shares will be voted in accordance with the majority of the votes cast by the covered persons in the preliminary vote.

If you are a party to our Shareholders' Agreement, you previously gave an irrevocable proxy to our Shareholders' Committee to vote your voting shares at our Annual Meeting in accordance with the preliminary vote and to vote on any other matters that may come before our Annual Meeting as the proxy holder sees fit in a manner that is not inconsistent with the preliminary vote and that does not frustrate the intent of the preliminary vote.

As of February 27, 2023, 9,795,652 shares of Common Stock were beneficially owned by the parties to the Shareholders' Agreement. Each person who is a party to our Shareholders' Agreement disclaims beneficial ownership of the shares subject to the agreement that are owned by any other party. As of February 27, 2023, 9,069,938 of the outstanding shares of Common Stock that were held by parties to our Shareholders' Agreement were subject to the voting provisions of our Shareholders' Agreement (representing approximately 2.72% of the outstanding shares entitled to vote at our Annual Meeting). The preliminary vote with respect to the voting shares will be concluded on or about April 14, 2023.

Other than this Shareholders' Agreement (which covers our Chairman and CEO, who is also a director), there are no voting agreements by or among any of our directors.

Where can I find the voting results of our Annual Meeting?

We expect to announce the preliminary voting results at our Annual Meeting. The final voting results will be reported in a Current Report on Form 8-K that will be posted on our website.

How do I inspect the list of shareholders of record?

A list of the shareholders of record as of February 27, 2023 will be available for inspection during ordinary business hours at our headquarters at 200 West Street, New York, New York 10282, from April 16, 2023 to April 25, 2023, as well as at our Annual Meeting.

What vote is required for adoption or approval of each matter to be voted on?

Proposal	Vote Required	Directors' Recommendation
Election of Directors	Majority of the votes cast FOR or AGAINST (for each director nominee)	FOR all nominees Unless a contrary choice is specified, proxies solicited by our Board will be voted FOR the election of our director nominees
Advisory Vote to Approve Executive Compensation (Say on Pay)	Majority of the shares present in person or represented by proxy	FOR the resolution approving the Executive Compensation of our NEOs Unless a contrary choice is specified, proxies solicited by our Board will be voted FOR the resolution
Advisory Vote on the Frequency of Say on Pay Votes	Majority of the shares present in person or represented by proxy	FOR Say on Pay votes EVERY YEAR Unless a contrary choice is specified, proxies solicited by our Board will be voted for the EVERY YEAR option
Ratification of PwC as Our Independent Registered Public Accounting Firm for 2023	Majority of the shares present in person or represented by proxy	FOR the ratification of the appointment of PwC Unless a contrary choice is specified, proxies solicited by our Board will be voted FOR the ratification of the appointment
Shareholder Proposals	Majority of the shares present in person or represented by proxy (for each shareholder proposal)	AGAINST each shareholder proposal Unless a contrary choice is specified, proxies solicited by our Board will be voted AGAINST each shareholder proposal

What are my choices for casting my vote on each matter to be voted on?

Proposal	Voting Options	Effect of Abstentions	Broker Discretionary Voting Allowed?	Effect of Broker Non-Votes
Election of Directors	FOR, AGAINST or ABSTAIN (for each director nominee)	No effect – not counted as a "vote cast"	No	No effect
Advisory Vote to Approve Executive Compensation (Say on Pay)	FOR, AGAINST or ABSTAIN	Treated as a vote AGAINST the proposal	No	No effect
Advisory Vote on the Frequency of Say on Pay Votes	For EVERY YEAR (1 YEAR), EVERY TWO YEARS (2 YEARS), EVERY THREE YEARS (3 YEARS), or ABSTAIN	Treated as not expressing a frequency preference (equivalent to a vote "against" each frequency)	No	No effect
Ratification of PwC as Our Independent Registered Public Accounting Firm for 2023	FOR, AGAINST or ABSTAIN	Treated as a vote AGAINST the proposal	Yes	Not applicable
Shareholder Proposals	FOR, AGAINST or ABSTAIN (for each shareholder proposal)	Treated as a vote AGAINST the proposal	No	No effect

What is a Broker Non-Vote?

A "broker non-vote" occurs when your broker submits a proxy for the meeting with respect to the ratification of the appointment of our independent registered public accounting firm but does not vote on non-discretionary matters because you did not provide voting instructions on these matters.

If I abstain, what happens to my vote?

If you choose to abstain from voting on the Election of Directors, your abstention will have no effect, as the required vote is calculated through the following calculation: votes FOR divided by the sum of votes FOR plus votes AGAINST. If you chose to abstain from voting on the advisory vote on the frequency of Say on Pay vote, your abstention will have the effect of voting AGAINST each frequency. If you choose to abstain from voting on any other matter at our Annual Meeting, your abstention will be counted as a vote AGAINST the proposal, as the required vote is calculated through the following calculation: votes FOR divided by the sum of votes FOR plus votes AGAINST plus votes ABSTAINING.

When will Goldman Sachs next hold an advisory vote on the frequency of Say on Pay votes?

An advisory vote on the frequency of Say on Pay votes is Item 3 of this Proxy Statement. After this meeting, the next advisory vote on the frequency of Say on Pay votes will be held no later than our 2029 Annual Meeting of Shareholders.

How do I obtain more information about Goldman Sachs?

A copy of our 2022 Annual Report to Shareholders accompanies this Proxy Statement. You also may obtain, free of charge, a copy of that document, our 2022 Annual Report on Form 10-K, our Corporate Governance Guidelines, our Code of Business Conduct and Ethics, our Director Independence Policy and the charters for our Audit, Compensation, Governance, Public Responsibilities and Risk Committees by writing to: The Goldman Sachs Group, Inc., 200 West Street, 29th Floor, New York, New York 10282, Attn: Investor Relations; email: **gs-investor-relations@gs.com**.

These documents, as well as other information about Goldman Sachs, are also available on our website at **www.gs.com/shareholders**.

How do I sign up for electronic delivery of proxy materials?

This Proxy Statement and our 2022 Annual Report to Shareholders are available on our website at: **www.gs.com/proxymaterials**. If you would like to help reduce our costs of printing and mailing future materials, you can agree to access these documents in the future over the Internet rather than receiving printed copies in the mail. You may do so when you vote through **www.proxyvote.com** or at **www.investordelivery.com** and by following the instructions.

Once you sign up, you will continue to receive proxy materials electronically until you revoke this preference.

Who pays the expenses of this proxy solicitation?

Our proxy materials are being used by our Board in connection with the solicitation of proxies for our Annual Meeting. We pay the expenses of the preparation of proxy materials and the solicitation of proxies for our Annual Meeting. In addition to the solicitation of proxies by mail, certain of our directors, officers or employees may solicit proxies telephonically, electronically or by other means of communication. Our directors, officers and employees will receive no additional compensation for any such solicitation. We have also hired Morrow Sodali LLC, 333 Ludlow Street, 5th Floor, South Tower, Stamford, Connecticut 06902, to assist in the solicitation and distribution of proxies, for which they will receive a fee of $25,000, as well as reimbursement for certain out-of-pocket costs and expenses. We will reimburse brokers, including Goldman Sachs & Co. LLC and other similar institutions, for costs incurred by them in mailing proxy materials to beneficial owners.

What is "householding"?

In accordance with a notice sent to certain street name shareholders of Common Stock who share a single address, shareholders at a single address will receive only one copy of this Proxy Statement and our 2022 Annual Report to Shareholders unless we have previously received contrary instructions. This practice, known as "householding," is designed to reduce our printing and postage costs. We currently do not "household" for shareholders of record.

If your household received a single set of proxy materials, but you would prefer to receive a separate copy of this Proxy Statement or our 2022 Annual Report to Shareholders, you may contact us at The Goldman Sachs Group, Inc., 200 West Street, 29th Floor, New York, New York 10282, Attn: Investor Relations, telephone: 1-212-902-0300, email: **gs-investor-relations@gs.com**, and we will deliver those documents to you promptly upon receiving the request.

You may request or discontinue householding in the future by contacting the broker, bank or similar institution through which you hold your shares. You may also change your householding preferences through the Broadridge Householding Election system at 1-866-540-7095 using the control number we have provided to you.

How can I recommend a director candidate to our Governance Committee?

Our Governance Committee welcomes candidates recommended by shareholders and will consider these candidates in the same manner as other candidates.

Shareholders who wish to recommend director candidates for consideration by our Governance Committee may do so by submitting in writing such candidates' names to John F.W. Rogers, Secretary to the Board of Directors, at The Goldman Sachs Group, Inc., 200 West Street, New York, New York 10282.

How can I submit a Rule 14a-8 shareholder proposal at the 2024 Annual Meeting of Shareholders?

Shareholders who, in accordance with the SEC's Rule 14a-8, wish to present proposals for inclusion in the proxy materials to be distributed by us in connection with our 2024 Annual Meeting of Shareholders must submit their proposals to John F.W. Rogers, Secretary to the Board of Directors, via email at **shareholderproposals@gs.com** or by mail at The Goldman Sachs Group, Inc., 200 West Street, New York, New York 10282. Proposals must be received on or before Saturday, November 18, 2023. Please ensure that receipt of your proposal is confirmed. As the rules of the SEC make clear, however, simply submitting a proposal does not guarantee its inclusion.

How can I submit nominees (such as through proxy access) or shareholder proposals in accordance with our By-Laws?

Shareholders who wish to submit a "proxy access" nomination for inclusion in our proxy statement in connection with our 2024 Annual Meeting of Shareholders may do so by submitting in writing a Nomination Notice, in compliance with the procedures and along with the other information required by our By-Laws, to John F.W. Rogers, Secretary to the Board of Directors, via email at **shareholderproposals@gs.com** or by mail at The Goldman Sachs Group, Inc., 200 West Street, New York, New York 10282, no earlier than October 19, 2023 and no later than November 18, 2023. Please ensure that receipt of your submission is confirmed.

In accordance with our By-Laws, for other matters (including director nominees not proposed pursuant to proxy access) not included in our proxy materials to be properly brought before the 2024 Annual Meeting of Shareholders, a shareholder's notice of the matter that the shareholder wishes to present must be delivered to John F.W. Rogers, Secretary to the Board of Directors, in compliance with the procedures and along with the other information required by our By-Laws, via email at **shareholderproposals@gs.com** or by mail at The Goldman Sachs Group, Inc., 200 West Street, New York,

New York 10282, not less than 90 nor more than 120 days prior to the first anniversary of the 2023 Annual Meeting. As a result, any notice given by or on behalf of a shareholder pursuant to these provisions of our By-Laws (and not pursuant to the SEC's Rule 14a-8) must be received no earlier than December 28, 2023 and no later than January 27, 2024. Please ensure that receipt of your submission is confirmed.

Shareholders providing notice to the company under the SEC's rule 14a-19 who intend to solicit proxies in support of nominees submitted under our advance notice By-Laws for the 2024 Annual Meeting must comply with this deadline, the requirements of our By-Laws and the additional requirements of Rule 14a-19(b).

Annex A: Calculation of Non-GAAP Measures

Reconciliation of average common shareholders' equity to average tangible common shareholders' equity

ROE is calculated by dividing net earnings applicable to common shareholders by average monthly common shareholders' equity. ROTE is calculated by dividing net earnings applicable to common shareholders by average monthly tangible common shareholders' equity (tangible common shareholders' equity is calculated as total shareholders' equity less preferred stock, goodwill and identifiable intangible assets). Management believes that ROTE is meaningful because it measures the performance of businesses consistently, whether they were acquired or developed internally, and that tangible common shareholders' equity is meaningful because it is a measure that the firm and investors use to assess capital adequacy. ROTE and tangible common shareholders' equity are non-GAAP measures and may not be comparable to similar non-GAAP measures used by other companies.

The table below presents a reconciliation of average common shareholders' equity to average tangible common shareholders' equity:

Unaudited ($ in Millions)	Average for the Year Ended December 31, 2022
Total shareholders' equity	115,990
Preferred stock	(10,703)
Common shareholders' equity	105,287
Goodwill	(5,726)
Identifiable intangible assets	(1,583)
Tangible common shareholders' equity	97,978

Annex B: Additional Details on Director Independence

Set forth below is detailed information regarding certain categories of transactions reviewed and considered by our Governance Committee and our Board in making independence determinations, which our Board has determined are immaterial under our Director Independence Policy.

Category (Revenues, payments or donations by our firm must not exceed the greater of $1 million or 2% of the entity's consolidated gross revenues)	Position During 2022	Director	Percent of 2022 CGR
Ordinary Course Business Transactions (last 3 years) *Between Goldman Sachs and an entity with which a director or his or her immediate family member is or was affiliated as specified*	Executive Officer (for-profit entity)	▪ Harris ▪ Mittal and his family member(s) ▪ Ogunlesi ▪ Uhl	Aggregate 2022 revenues to us from, or payments by us to, any such entity, if any, in each case did not exceed 0.4% of such other entity's 2022 consolidated gross revenues
	Employee (for profit entity)	None	N/A
	Officer/Employee (not-for-profit entity)	▪ Faust	Aggregate 2022 revenues to us from, or payments by us to, any such entity, if any, in each case did not exceed 0.1% of such other entity's 2022 consolidated gross revenues
Charitable Donations (during 2022) *Made in the ordinary course by Goldman Sachs (including our matching gift program), The Goldman Sachs Foundation or the donor advised funds under GS Gives program*	Officer/ Employee/ Trustee/Board Member (not-for-profit entity)	Generally all independent directors and certain of their family members	Aggregate 2022 donations by us to such organization, if any, in each case did not exceed $425,000 or did not exceed 1.6% of such other organization's 2022 consolidated gross revenues
Client Relationships (last 3 years) *Director or his or her immediate family member is a client on substantially the same terms as other similarly situated clients (for example, brokerage accounts and investment in funds managed or sponsored by us in those accounts)*	N/A	▪ Burns and her family member(s) ▪ Harris and her family member(s) ▪ Kullman and her family member(s) ▪ Mittal and his family member(s) ▪ Ogunlesi and his family member(s) ▪ Oppenheimer and his family member(s) ▪ Tighe and her family member(s) ▪ Viniar and his family member(s) ▪ Winkelman and his family member(s)	Aggregate 2022 revenues to us from each of these accounts did not exceed 0.01% of our 2022 consolidated gross revenues

Directions to our 2023 Annual Meeting of Shareholders

Located at the Fairmont Dallas
1717 N. Akard Street
Dallas, Texas 75201

Please follow Annual Meeting signage for security and entry into the meeting.

Driving Directions

From Dallas–Fort Worth (DFW) Airport:

- Follow the signs to Dallas from either the North or South exits
- North exit is Hwy 114 to I-35E South
- South exit is 183 to I-35E South
- Continue on I-35E South; Exit 75/Sherman
- Take first exit, Field/Griffin; merge onto Griffin
- Continue straight and turn left onto Ross
- Turn left onto N. Akard; the hotel is immediately on the left

From the West:

- Take I-30 east, exit I-35E North
- Exit to 75/Sherman
- Take first exit, Field/Griffin exit; merge onto Griffin
- Continue straight and turn left onto Ross
- Turn left onto N. Akard; the hotel is immediately on the left

From the East:

- Take I-30 west
- Take the Ervay exit; turn right onto Ervay
- Continue straight for approximately 14 blocks; the hotel is on the left

From the North:

- Take Central Expressway (Hwy 75) south
- Take the Ross Avenue exit; turn right onto Ross
- Turn right onto N. Akard, the hotel is immediately on the left

From the South:

- Take Hwy 67 north to I-35E north
- Exit to 75/Sherman
- Take first exit, Field/Griffin; merge onto Griffin
- Continue straight and turn left onto Ross
- Turn left onto N. Akard; the hotel is immediately on the left

